Exhibit 2
Contents

Chairman’s Statement	2
Chief Executive Officer’s Statement	4
Highlights	6
Banking Analysis	10
Funds Management Analysis	14
Insurance Analysis	16
Corporate Governance	18
Directors’ Report	25
Five Year Financial Summary	53
Financial Statements	55
Income Statement	56
Balance Sheet	57
Statement of Recognised Income and Expense	58
Statement of Cash Flows	59
Notes to the Financial Statements	61
Directors’ Declaration	76
Independent Audit Report	77
Shareholding Information	79
International Representation	82
Contact Us	83
Corporate Directory	84

Chairman’s Statement
Introduction
The 2006 financial year has been an important one for the Commonwealth Bank. We have again delivered a very good financial result and made a record dividend payment to shareholders. The Which new Bank program has been completed, delivering significant financial benefits and productivity gains to the Bank. We have also seen a smooth transition from outgoing CEO David Murray to Ralph Norris, who has put in place a strategy which will build on the significant Which new Bank benefits.
Results
The Bank reported a statutory net profit after tax (NPAT) for the 12 months to 30 June 2006 of $3,928 million — an increase of 16 percent on the prior year. Cash NPAT grew 16 percent to $4,053 million with cash return on equity increasing from 18.8 percent to 21.3 percent.
Excluding the one-off gain of $145 million from the sale of the Bank’s Hong Kong based insurance business, cash earnings per share were up 15 percent to 304.6 cents per share. Over the past three years, the Bank has delivered earnings per share growth (excluding the profit on the Hong Kong sale) at an annual compound rate of 14 percent, exceeding the initial Which new Bank earnings target.
Some of the highlights were:
•	Strong growth in banking income, underpinned by profitable growth across all major product lines;
•	A substantial increase in Funds under Administration, to $152 billion, reflecting robust inflows and continued strength in investment markets;
•	Increases in insurance premiums, operating margins and a favourable claims experience;
•	Strong growth in earnings from ASB in the competitive New Zealand market;
•	Sound expense management and continued productivity improvement; and
•	Continued strength in credit quality across the portfolio.
The Banking business delivered a full year underlying NPAT of $3,227 million — an increase of 11 percent on the prior year. This performance was underpinned by continued volume growth in home loans, improvements in business lending volumes and good expense control. Credit quality remained sound with bad debts expense as a proportion to risk weighted assets stable.
The Australian Retail Banking business performed well with underlying NPAT up 13 percent. Highlights for the year included strong revenue growth, good margin and expense control and further productivity gains. Home loan revenues in particular, were up 16 percent on the prior year driven, in the second half, by an improvement in the performance of our branches. The personal lending and credit cards segments of the market, where the low rate “Yellow” credit card was launched in the second half, remained competitive. Deposit balances grew with NetBank Saver continuing to attract good inflows with approximately 63 percent being new funds to the Bank.
Premium, Business and Corporate and Institutional businesses delivered a solid result driven by moderate revenue growth and good expense control. Demand from the corporate sector led to an increase of 18 percent in lending and finance assets during the period. CommSec continued to trade well, confirming its position as the country’s leading online broker.
In the competitive New Zealand banking market, our subsidiary, ASB, again significantly outperformed its major competitors delivering underlying NPAT growth of 22 percent to NZ$400 million. ASB achievements included its fifteenth straight year of market share growth in home loans, strong commercial lending and continued productivity improvement. Credit quality remained sound.
The Funds Management business produced an outstanding result. Underlying net profit before tax increased 23 percent over the prior year to $563 million. Underlying NPAT, which was up 14 percent, was impacted by one-off costs and an increase in the effective tax rate from 21.9 percent to 28.4 percent due to the phasing out of transitional tax relief. Funds under Administration grew by 23 percent to $152 billion as a result of strong net fund flows and favourable investment markets. First Choice maintained its retail support base attracting over 25 percent of retail inflows in the platform market. First Choice has now exceeded $25 billion in funds under administration in less than four years.
The Insurance business delivered a 38 percent increase in underlying NPAT to $215 million.
Dividends & Capital
The Board again declared a record final dividend of 130 cents per share — a 16 percent increase on last year’s final dividend. The final dividend, which is fully franked, will be paid on 5 October 2006. This will take total dividends for the year to 224 cents per share — up 14 percent on last year. Over the last three years dividends have grown at an annual compound rate of 13 percent.
The Bank continues to issue new shares to satisfy the requirements of its Dividend Reinvestment Plan which is capped at 10,000 shares per shareholder.
During the year dividend and interest payments were also made to the holders of the Bank’s various capital securities: PERLS, PERLS II, Trust Preferred Securities, ASB Capital Preference Shares and ASB Capital No 2 Preference Shares.
The Bank continued to actively manage its capital. It successfully completed an issue of US$700 million Tier 1 hybrid capital and an issue of $1,166 million of PERLS III. These capital issues were off-set by the redemption of the total $700m of PERLS and a $500 million share buyback in the second half of the year.
The Bank’s credit ratings remained unchanged.
2       Commonwealth Bank of Australia Concise Annual Report 2006

Chairman’s Statement
Outlook
The Australian economy performed well in the 2006 financial year. Business credit growth has been solid, supported by infrastructure and capacity expansion while consumer credit growth moderated.
The overall environment for the financial services industry is expected to remain highly competitive and as a result margin pressure will continue. Domestic credit quality, high employment levels and business confidence are strong and provide a positive outlook. Economic growth is likely to remain solid although higher oil prices, increasing domestic and international interest rates, geopolitical instability particularly in the Middle East and the health of the Chinese economy are all factors which could potentially impact the Australian economy.
Going into the new financial year we remain confident that we will be a tougher competitor and will continue to deliver both revenue growth and productivity improvements. Taking all of these factors into account, and in the absence of any exogenous shocks, we expect to see good profit growth for the 2007 fiscal year with the Bank delivering earnings per share growth which meets or exceeds the average of our peers.
Corporate Governance and Board Performance
This year has been another busy year for the Board and I would like to thank my fellow Directors for their contribution and commitment. I would especially like to acknowledge the contribution of Tony Daniels and Barbara Ward who will retire from the Board at the Bank’s Annual General Meeting on 3 November.
Tony and Barbara have been Directors during a period when the Bank has undergone considerable change. Their contributions to the functions of the Board have been significant and their expert insights into the specific issues dealt with by the People & Remuneration Committee (of which Tony has been a member) and the Audit Committee (on which Barbara served) have been a great assistance in dealing with complex issues covered by those Committees. We wish Tony and Barbara well in the future.
I also want to formally welcome our new CEO, Ralph Norris, who replaced retiring CEO David Murray on 22 September 2005. David and Ralph worked closely together to ensure that a seamless transition was achieved and on behalf of the Board I thank them for the significant contribution they both made to the Bank’s successful year.
We have recently announced the appointment of two Directors. David Turner, CEO of Brambles, and Jane Hemstritch, Managing Director for Asia Pacific, Accenture, join the Board effective 1 August 2006 and 9 October 2006 respectively. Both bring a wide range of skills to the Board and will, I am sure, make significant contributions to the Bank.
Conclusion
This has been a challenging year for the Bank. We have witnessed significant change with the appointment of Ralph Norris as CEO and with the successful completion of Which new Bank. The fact that we have also been able to maintain the momentum in the business and again deliver a very good financial result is a tribute to the commitment and hard work of all of our people. It is our employees who deliver our success and they deserve to be congratulated for their efforts.
Finally I would like to thank all our customers and shareholders for their continuing support of the Commonwealth Bank.
John Schubert
Chairman
23 August 2006
Commonwealth Bank of Australia Concise Annual Report 2006       3

Chief Executive Officer’s Statement
Introduction
The 2006 financial year has been characterised by both significant change and real achievements. The year’s success again demonstrates the depth of the talent pool that we have at the Bank and the commitment of our people to realising our vision of creating Australia’s finest financial services organisation through excelling in customer service.
At an operational level the Bank maintained its momentum from last year and reported a very good result. In a competitive environment we have delivered cash earnings per share growth (excluding the impact of the sale of our Hong Kong insurance business) of 15 percent. Cash return on equity, again excluding the Hong Kong sale, was up 250 basis points to 21.3 percent. A particularly pleasing aspect of the result was that all of our business performed well.
In a competitive market we continued to focus on profitable growth, avoiding business which we perceived to have a high risk profile or which did not meet our return criteria. As a result our credit quality remains strong. We are confident going into the new financial year but recognise that business will remain competitive. However, we do not plan to trade off credit quality for growth.
As well as delivering a very good financial result, Which new Bank concluded successfully. This three year $1.5 billion program was brought in on time and within budget and delivered on all of its major financial and productivity goals. Total financial benefits for the year were $1,044 million against an initial target of $900 million. Annual compound earnings per share growth over the three years (excluding the profit on the sale of the Hong Kong insurance business) was 14 percent — significantly ahead of the 10 percent promised at the outset. Dividends also grew at 13 percent ensuring that shareholders benefited from Which new Bank. The productivity objectives we set for Banking, Funds Management and Insurance were also met.
In addition Which new Bank has provided a strong platform on which to build for the future. In particular the successful roll out of CommSee within the Retail Bank has provided our people with the tools to deliver improved service to our customers. We have also extended CommSee to our Business Bank which will help us grow that business in the future.
With Which new Bank drawing to a close we have focused on how we can build on its success to realise our vision of becoming Australia’s finest financial services organisation. We identified four strategic priorities to lift business performance and growth: Customer service; Business Banking; Technology and Operational Excellence; and Trust and Team Spirit. In addition to these priorities the Bank will continue to consider growth opportunities in selected markets.
Customer Service
Customer service remains the Bank’s top strategic priority and while more than 60 percent of our customers tell us they are satisfied with our service we still have some way to go before we achieve a level of service which we are happy with. However, we have made real progress in 2006:
•	We have begun to embed our Sales and Service culture, which has been at the core of our subsidiary ASB’s success, and have appointed a senior ASB executive to lead the program which we have called “SUCCESS”;
•	We are continuing to invest in our branches:
- We refurbished another 133 branches;

- We increased customer facing staff in the retail bank by 450 and have plans to replicate this in 2007;

- We are building new branches and are now opening 65 branches for business on Saturdays; and

- We have introduced new and improved products which we believe will make us more competitive. These include the new “Yellow” credit card, NetBank Saver and new pricing options for the streamline accounts. We also removed NetBank fees during the year.
While we have yet to see these improvements reflected in formal customer satisfaction surveys we are beginning to see evidence of improvements in service levels through feedback from our customers including a substantial reduction in the level of customer complaints.
Business Banking
While we have strong relationships with a significant proportion of Australian businesses we have failed in the last few years to capture an appropriate share of this growing market segment. During the year we began a number of initiatives to improve our performance in business banking.
These included:
•	We have restructured the business to better align it with the needs of our business customers;
•	We are increasing our business banking “footprint” increasing the number of business bankers, adding new business banking centres and putting business bankers back into selected branches;
•	We have rolled out our CommSee for Business across the network which provides us with the information platform to support the selective growth of the “footprint”;
•	We have built CommBiz, our new internet business banking offering, which we will begin rolling out to our customers shortly; and
•	We have developed a new and improved portfolio of business banking products and simplified our business banking processes and approval procedures.
Technology and Operational Excellence
The initiatives in this area are designed to deliver greater efficiency across the Bank and we have already made good progress in achieving our objectives which include $200 million in cost savings.
Progress to date includes:
•	In Technology we have a new team in place and we have reorganised our Enterprise IT function into a co-ordinated structure;
•	We have taken the first steps to restructure our relationship with our IT providers with the execution of new Enterprise Processing Systems and telecommunications agreements which will deliver savings and improved service levels to the Bank; and
•	We have introduced a more focussed approach to group wide procurement — building on the progress we have made over the last three years.
Our goal is to improve our efficiency and achieve cost savings including the reduction of IT costs by approximately $200 million.
4       Commonwealth Bank of Australia Concise Annual Report 2006

Chief Executive Officer’s Statement
Trust and Team Spirit
The commitment, engagement and enthusiasm of our people go to the heart of our success as an organisation and our ability to deliver on our strategies. Over the year we have put in place a number of initiatives in this area including:
•	Recent management changes have strengthened the Bank’s leadership team while building greater collaboration across the organisation and better aligning the organisation with the needs of our customers;
•	We have increased our focus on our people with the introduction of a number of initiatives designed to enhance their wellbeing; and
•	We have continued to support our community making significant commitments to a range of initiatives including financial literacy, environmental partnerships and one-off assistance for communities in need of help.
We are already beginning to see positive results with improved engagement, positive feedback from our people and the community and a substantial decrease in employee injury rates.
Looking Ahead
I am very pleased with the progress we made in 2006. Financially we had a very good year and we have momentum going into the 2007 year. The successful completion of Which new Bank and the strategic initiatives which we are building on this platform will enhance our competitiveness in the coming year. Obviously the changes associated with the transition to a new CEO placed some pressures on the organisation last year but these are abating as we move into the new year. As a result I believe that we will be a tougher competitor this year, better able to meet the challenges of what continues to be a competitive market place.
The Bank’s ability to deliver the strong performance we have seen over the last three years would not have been possible without the goodwill and commitment of our people. In taking over as CEO, I am very grateful for the high level of support I have received across the organisation and have been enormously impressed with the quality and skills of our people. As far as the transition into this role is concerned I would particularly like to thank David Murray and the Board for their encouragement, counsel and support.
It is a great privilege to lead this organisation and I am confident that we can continue to deliver for our people, our customers and our shareholders.
Thank you.
Ralph Norris
Chief Executive Officer
23 August 2006
Commonwealth Bank of Australia Concise Annual Report 2006       5

Highlights
Financial Performance and Business Review
Performance Highlights

	Full year		Half year
Net Profit after Income	30/06/06	30/06/05	30/06/06	31/12/05
Tax	$M	$M	$M	$M

Statutory basis	3,928	3,400	1,929	1,999
Cash basis	4,053	3,492	1,992	2,061
Cash basis ex HK sale	3,908	3,492	1,992	1,916

The Bank’s net profit after tax (“statutory basis”) for the year ended 30 June 2006 was $3,928 million, an increase of 16% on the prior year. The final dividend of $1.30 is another record and the total dividend for the year is $2.24 per share.
The net profit after tax on a cash basis excluding the profit from the sale of the Hong Kong insurance business (“cash basis ex HK sale”) increased 12% to $3,908 million.
A more consistent comparison of profit growth is cash earnings per share (excluding the profit from the sale of the Hong Kong insurance business) which increased 15% on the prior year to 304.6 cents.
The cash EPS compound annual growth rate (excluding the profit from the sale of the Hong Kong insurance business) for the three years covering the Which new Bank strategy (2004-2006) was 15%.
The performance over the year was supported by:
•	Strong growth in banking income, following average interest earning asset growth of 12% to $275 billion and net interest margin contraction of seven basis points (after adjusting for the impact of AIFRS);
•	Growth in Funds under Administration of 23% to $152 billion supported by both strong inflows and continued strength in investment markets;
•	Solid growth in insurance premiums, operating margins and favourable claims experience;
•	Continued strength in credit quality across the portfolio; and
•	Underlying expense growth of 5% with continued productivity improvements.
The Bank’s results include the full impact of the adoption of Australian equivalent to International Financial Reporting Standards (“AIFRS”) from 1 July 2005. Comparative figures have also been adjusted to an AIFRS basis, other than for the impact of those standards related to financial instruments and insurance. Most significantly, the current year includes the expense of $123 million associated with distributions on hybrid financial instruments. Changes to the Bank’s accounting policies and explanations of the key changes are covered in Note 1 to the Financial Statements in the 30 June 2006 Annual Report on pages 79-114.
The result for the six months to 30 June 2006 was solid with net profit after tax (“cash basis”), excluding the profit from the sale of the Hong Kong insurance business in the first half result, increasing by 4% to $1,992 million.
Financial Condition
The Group’s assets increased by $32 billion to $369 billion (2005: $337 billion) over the year.
Total lending assets increased by $30 billion from $236 billion to $266 billion at 30 June 2006 reflecting growth across a range of lending products.
The Bank maintains a strong capital position. The Tier One Capital Ratio increased from 7.46% to 7.56% during the year reflecting the issue of hybrid securities during the second half of the year. The Total Capital Ratio decreased from 9.75% at 30 June 2005 to 9.66% at 30 June 2006 impacted by the growth in Risk Weighted Assets. Risk Weighted Assets increased from $190 billion to $216 billion at 30 June 2006 attributable to strong growth in lending assets particularly in the business/corporate sector. The Bank’s credit ratings remained unchanged.
The Bank adopted the Australian equivalent of International Financial Reporting Standards (“AIFRS”) on 1 July 2005. APRA required reporting under the previous Australian GAAP (“AGAAP”) accounting principles to continue for regulatory capital purposes until the introduction of revised prudential standards which take effect on 1 July 2006.
The revised prudential standards that apply from 1 July 2006 will impact Tier 1 Capital and Capital Base. However, APRA has granted transition relief in relation to changes to their prudential regulations from 1 July 2006, until 31 December 2007.
A number of significant capital management initiatives were undertaken to actively manage the Bank’s Tier One capital during the year, including the Dividend Reinvestment Plan (“DRP”), issue of Tier One hybrid capital, issue of PERLS III to replace expiring PERLS instruments, and completion of a $500 million on-market share buyback.
As required by APRA, the Bank’s investment in its life insurance and funds management companies is deducted from regulatory capital to arrive at the Bank’s Capital Ratios. The Bank’s insurance and funds management companies held an estimated $642 million excess over regulatory capital requirements at 30 June 2006 in aggregate.
The Bank has an integrated risk management framework to identify, assess and manage risks in the business. The Bank’s risk profile is measured by the difference between capital available to absorb loss and risk as assessed by economic capital required. This risk framework is described more fully elsewhere in this report.
Dividends
The final dividend declared is 130 cents per share which takes the full year dividend to a record of 224 cents, an increase of 27 cents or 14% on the prior year. The dividend payment is fully franked and will be paid on 5 October 2006 to owners of ordinary shares at the close of business on 18 August 2006 (“record date”). Shares were quoted ex-dividend on 14 August 2006.
Dividends per Share (cents)
6       Commonwealth Bank of Australia Concise Annual Report 2006

Highlights

	Full Year Ended			Half Year Ended
	30/06/06	30/06/05	Jun 06 vs	30/06/06	31/12/05	Jun 06 vs
Group Performance Summary	$M	$M	Jun 05%	$M	$M	Dec 05%

Net interest income (1)	6,514	6,026	8	3,259	3,255	—
Other banking income (1)	3,036	2,845	7	1,591	1,445	10

Total Banking Income	9,550	8,871	8	4,850	4,700	3
Funds management income	1,543	1,247	24	828	715	16
Insurance income	742	747	(1)	356	386	(8)

Total Operating Income	11,835	10,865	9	6,034	5,801	4
Shareholder investment returns	101	237	(57)	37	64	(42)
Profit on sale of the Hong Kong insurance business	145	—	—	—	145	—

Total Income	12,081	11,102	9	6,071	6,010	1
Operating expenses	5,994	5,719	(5)	3,027	2,967	(2)
Which new Bank	—	150	—	—	—	—

Total Operating Expenses	5,994	5,869	(2)	3,027	2,967	(2)
Bad debts expense	398	322	(24)	210	188	(12)

Net profit before income tax	5,689	4,911	16	2,834	2,855	(1)
Corporate tax expense (2)	1,605	1,409	(14)	829	776	(7)
Minority interests (3)	31	10	large	13	18	28

NPAT (“cash basis”)	4,053	3,492	16	1,992	2,061	(3)
Defined benefit superannuation plan expense	(25)	(53)	53	(6)	(19)	68
Treasury shares	(100)	(39)	large	(57)	(43)	(33)

NPAT (“statutory basis”)	3,928	3,400	16	1,929	1,999	(4)

Represented by:
Banking	3,277	2,913	11	1,638	1,589	3
Funds management	400	351	14	217	183	19
Insurance	215	156	38	112	103	9

NPAT (“underlying basis”)	3,842	3,420	12	1,967	1,875	5
Shareholder investment returns	66	177	(63)	25	41	(39)
Which new Bank	—	(105)	—	—	—	—

Cash NPAT ex Hong Kong Sale	3,908	3,492	12	1,992	1,916	4
Profit on sale of Hong Kong insurance business	145	—	—	—	145	—

NPAT (“cash basis”)	4,053	3,492	16	1,992	2,061	(3)

(1)	Due to a change in accounting policy regarding classification of interest expense on certain non traded derivatives, a reclassification of $29 million between Net Interest Income and Other Banking Income has occurred in the half year ended 31 December 2005. There was no impact on total banking income or on profit.

(2)	For purposes of presentation, Policyholder tax benefit and Policyholder tax expense are shown on a net basis.

(3)	Minority interests includes preference dividends paid to holders of preference shares in ASB Capital.

	Full Year Ended			Half Year Ended
			Jun 06 vs			Jun 06 vs
Shareholder Summary	30/06/06	30/06/05	Jun 05%	30/06/06	31/12/05	Dec 05%

Dividend per share — fully franked (cents)	224	197	14	130	94	38
Dividend cover — cash (times)	1.4	1.3	n/a	1.2	1.7	n/a
Earnings per share (cents) (1)
Statutory — basic	308.2	259.6	19	151.1	157.1	(4)
Cash basis — basic	315.9	264.8	19	154.9	160.9	(4)
Cash basis — basic excluding the sale of Hong Kong	304.6	264.8	15	154.9	149.5	4
Dividend payout ratio (%)
Statutory	73.3	77.0	(370)bpts	86.5	60.6	large
Cash basis	71.0	74.9	(390)bpts	83.7	58.8	large
Weighted avg no. of shares —
statutory basic (M)	1,275	1,260	1	1,277	1,273	—
Weighted avg no. of shares — cash basic (M) (1)	1,283	1,269	1	1,285	1,281	—
Return on equity — cash (%)	21.3	18.8	250bpts	20.8	21.7	(90)bpts

(1)	Fully diluted EPS and weighted average number of shares (fully diluted) are disclosed in Note 4 to Financial Statements.

Credit Ratings	Long-term	Short-term	Affirmed

Fitch Ratings	AA	F1+	Jun 06
Moody’s Investor Services	Aa3	P-1	Jun 06
Standards & Poor’s	AA-	A-1+	Jun 06
The Bank continues to maintain a strong capital position which is reflected in its credit ratings which remained unchanged for the year.
Commonwealth Bank of Australia Concise Annual Report 2006       7

Highlights

	As at
	30/06/06	31/12/05	30/06/05	Jun 06 vs	Jun 06 vs
Balance Sheet Summary	$M	$M	$M	Dec 05%	Jun 05%

Lending assets (1)	266,096	254,947	235,862	4	13

Total assets	369,103	351,193	337,404	5	9
Total liabilities	347,760	331,343	314,761	5	10

Shareholders’ equity	21,343	19,850	22,643	8	(6)

Assets held and FUA
On balance sheet:
Banking assets	340,254	321,477	304,620	6	12
Insurance funds under administration	20,792	21,217	22,959	(2)	(9)
Other insurance and internal funds management assets	8,057	8,499	9,825	(5)	(18)

	369,103	351,193	337,404	5	9
Off balance sheet:
Funds under administration	130,721	115,757	100,105	13	31

	499,824	466,950	437,509	7	14

(1)	Lending assets comprise Loans, Advances, and Other Receivables (gross of provisions for impairment and excluding securitisation) and bank acceptances of customers.

	Full Year Ended			Half Year Ended
			Jun 06 vs			Jun 06 vs
Key Performance Indicators	30/06/06	30/06/05	Jun 05%	30/06/06	31/12/05	Dec 05%

Banking
Underlying NPAT ($M) (1)	3,227	2,913	11	1,638	1,589	3
Net interest margin (%) (2) (3)	2.34	2.43	(9)bpts	2.29	2.39	(10)bpts
Average interest earning assets ($M) (4)	274,798	244,708	12	282,553	267,169	6
Average interest bearing liabilities ($M) (4)	255,100	255,597	14	263,203	247,129	7
Expense to income (%)	47.7	50.6	6	47.4	48.1	1

Funds Management
Underlying NPAT ($M) (1)	400	351	14	217	183	19
Operating income to average funds under administration (%)	1.12	1.08	4bpts	1.14	1.10	4bpts
Funds under administration — spot ($M)	151,513	123,064	23	151,513	136,974	11
Expense to average FUA (%)	0.71	0.72	1	0.72	0.70	(3)

Insurance
Underlying NPAT ($M) (1)	215	156	38	112	103	9
Inforce premiums ($M)	1,223	1,265	(3)	1,223	1,216	1
Expense to average inforce premium (%)	36.7	45.5	19	33.6	40.5	17

Capital Adequacy
Tier 1 (%)	7.56	7.46	10bpts	7.56	7.54	2bpts
Total (%)	9.66	9.75	(9)bpts	9.66	9.81	(15)bpts
Adjusted Common Equity (%)	4.50	4.91	(41)bpts	4.50	5.00	(50)bpts

(1)	Underlying NPAT excludes Which new Bank expenses and shareholder investment returns.

(2)	Net Interest Margin for the half year ended 31 December 2005 has been restated due to a change in accounting policy regarding classification of interest expense on certain non traded derivatives.

(3)	After adjusting for AIFRS the underlying variance is seven basis points (full year) and nine basis points (half year). Refer to Note 4 to the Financial Statement in the 30 June 2006 Annual Report for the reconciliation of Net Interest Margin.

(4)	Average interest earning assets and average interest bearing liabilities have been adjusted to remove the impact of securitisation. Refer to Note 4 to the Financial Statement in the 30 June 2006 Annual Report , Average Balance Sheet.

Important Dates for Shareholders

Ex-Dividend Date	14 August 2006
Record Date	18 August 2006
Final Dividend Payment	5 October 2006
Annual General Meeting	3 November 2006
2007 Interim Results Announced	14 February 2007
8       Commonwealth Bank of Australia Concise Annual Report 2006

Highlights
Cash EPS Performance 2003-2006 (cents) (1)
Banking Underlying Expense to Income

Funds Under Administration ($B)
Underlying NPAT By Segment ($M) (1)
Lending Assets ($B)
Annual Inforce Premiums — Australia & New Zealand ($M)

(1) 2006 and 2005 presented on an AIFRS basis excluding the profit from sale of the Hong Kong insurance business.
Commonwealth Bank of Australia Concise Annual Report 2006       9

Banking Analysis
Financial Performance and Business Review
Performance Highlights
The full year underlying net profit after tax of $3,227 million for the Banking business increased 11% on the prior year.
The performance during the year was underpinned by:
•	Continued strong volume growth in home loans, up 10% since June 2005 to $155 billion;
•	Domestic deposit volume growth of 7% since June 2005 to $151 billion including 11% growth in savings accounts;
•	Significant improvement in business lending volumes, up 20% since June 2005 to $76 billion;
•	Net interest margin (after adjusting for AIFRS) decreased seven basis points over the year in a competitive market;
•	Good expense control, with operating expenses increasing 4% compared with the prior year; and
•	Credit quality of the overall portfolio remaining sound.
The underlying NPAT for the second half of the year increased 3% to $1,638 million. The second half performance is impacted by seasonality, including three fewer days, but reflects similar themes to those for the full year.
Net Interest Income
Net interest income increased by 8% compared with the prior year to $6,514 million. The growth was driven by a strong increase in average interest earning assets of 12% offset by a seven basis point reduction in net interest margin, excluding the impact of AIFRS. The introduction of AIFRS has not had a material impact on the growth rates for the year.
During the second half of the year, net interest income increased 2% compared to the prior half after adjusting for AIFRS and three fewer days. This was the result of 6% growth in average interest earning assets offset by net interest margin contraction of nine basis points (after adjusting for AIFRS).
Average Interest Earnings Assets
Average interest earning assets increased by $30 billion over the year to $275 billion, reflecting a $27 billion increase in average lending interest earning assets and a $3 billion increase in average non-lending interest earning assets.
Home lending growth continues to be the largest contributor to the increase in average interest earning assets. Average home loan balances increased by 12% since 30 June 2005 and 4% since December 2005. Following a slight decline in the first six months, domestic home loan market share has remained stable over the second half. In New Zealand, ASB Bank continues to grow ahead of the industry.
Personal Lending average balances have increased by 11% since June 2005 and 4% since December 2005. This result has been driven by strong growth in margin loans. Credit card and personal loan growth has been impacted by the repayment of low margin student loans and strong price based competition particularly in credit cards.
Average balances for Business, Corporate and Institutional lending increased 17% since June 2005 and 12% since December 2005.
Net Interest Margin
After adjusting for the impact of AIFRS, net interest margin of 2.34% decreased seven basis points compared with the prior year. The key drivers of the margin reduction were:
Pricing: includes asset and deposit price margin which has contributed a reduction of three basis points. Most of the price margin pressure is due to strong competition in the business and corporate segment. Both home loan and deposit margins were relatively stable over the year;
Funding mix: average lending asset growth of 13% continues to outpace average retail deposit growth of 8%, resulting in a greater reliance on wholesale funding which has moved from 43% in June 2005 to 45% in June 2006. The change in funding mix has resulted in a two basis point margin contraction; and
Asset mix: strength in business and corporate lending has out paced home loan growth. This has increased margin by one basis point. Average non lending interest earning assets have increased by $3 billion resulting in margin reduction of three basis points.
NIM Movement since June 2005
During the second half of the year net interest margin excluding the volatility associated with AIFRS, decreased by nine basis points.
This was mainly due to:
•	Business Lending price pressure of four basis points due to competitive pricing and the full impact of large, lower margin institutional loans written in the first half of the year;
•	Home Loan margin pressure of three basis points due to timing of the cash rate increase and strong price competition; and
•	Funding mix, asset mix, deposit pricing and non lending interest earning assets contributed two basis points to the decline.
Over the last quarter of the year net interest margin was stable at approximately 2.29%.
10       Commonwealth Bank of Australia Concise Annual Report 2006

Banking Analysis

	Full Year Ended			Half Year Ended
	30/06/06	30/06/05	Jun 06 vs	30/06/06	31/12/05	Jun 06 vs
Key Performance Indicators	$M	$M	Jun 05%	$M	$M	Dec 05%

Net interest income	6,514	6,026	8	3,259	3,255	—
Other banking income	3,036	2,845	7	1,591	1,445	10

Total banking income	9,550	8,871	8	4,850	4,700	3
Operating expenses	4,558	4,380	(4)	2,298	2,260	(2)
Which new Bank	—	112	—	—	—	—

Total operating expenses	4,558	4,492	(1)	2,298	2,260	(2)
Bad debts expense	398	322	(24)	210	188	(12)

Net profit before income tax	4,594	4,057	13	2,342	2,252	4
Income tax expense	1,339	1,220	(10)	691	648	(7)
Minority interests	28	3	large	13	15	13

NPAT (“cash basis”)	3,227	2,834	14	1,638	1,589	3

NPAT(“underlying basis”) (1)	3,227	2,913	11	1,638	1,589	3

(1) Underlying basis excludes Which new Bank expenses.

Productivity and other measures

Net interest margin (%) (1)	2. 34	2. 43	(9)bpts	2. 29	2. 39	(10)bpts
Expense to income (%)	47. 7	50. 6	6	47. 4	48. 1	1
Expense to income — underlying (%)	47. 7	49. 4	3	47. 4	48. 1	1
Effective corporate tax rate (%)	29. 1	30. 1	(100)bpts	29. 5	28. 8	70bpts

(1) After adjusting for AIFRS the underlying variance is seven basis points (full year) and nine basis points (half year). Refer to Note 4 to the Financial Statements for the reconciliation of Net Interest Margin.

Total Banking NPAT (“Underlying Basis”)

Australian Retail Products	1,794	1,589	13	900	894	1
Premium, Business & Corporate and Institutional Products	1,038	1,009	3	537	501	7
Asia Pacific	364	291	25	182	182	—
Other	31	24	29	19	12	58

Total Banking NPAT (“Underlying Basis”)	3,227	2,913	11	1,638	1,589	3

Other Banking Income

	Full year		Half year
	30/06/06	30/06/05	30/06/06	31/12/05
	$M	$M	$M	$M

Commissions	1,635	1,545	820	815
Lending fees	800	733	411	389
Trading income	505	440	261	244
Other income	175	127	138	37

	3,115	2,845	1,630	1,485
Non trading derivatives	(79)	—	(39)	(40)

Other banking income	3,036	2,845	1,591	1,445

Excluding the non-trading derivatives impact of AIFRS, other banking income increased 9% over the year.
The introduction of AIFRS requires certain derivatives to be measured at fair value which may result in increased volatility in future periods.
Other Banking Income
Factors impacting other banking income were:
•	Commissions: increased by 6% on the prior year to $1,635 million. The increase was mainly driven by volume increases including a 30% increase in CommSec trading volume;
•	Lending fees: increased by 9% compared with the prior year to $800 million. After adjusting for AIFRS which required $25 million of net fee income to be deferred, lending fee growth was up 13% compared with the prior year. The result was driven by an increase in lending volumes in the business and corporate lending portfolios together with higher volumes in overdraft facilities;
•	Trading income increased 15% on the prior year to $505 million reflecting favourable market conditions; and
•	Other income increased $48 million on the prior year. The current year includes $32 million in relation to the Mastercard initial public offering. The prior year includes $52 million relating to tax consolidation legislation impacting the leasing business. Excluding these items, the increase was mainly due to structured transactions and leasing income.

Other income in the second half increased by $101 million to $138 million. After adjusting for the impact of AIFRS and timing of asset sales, other income was flat.
The other banking income result excluding the impact of AIFRS and timing of asset sales, increased by 5% compared to the prior half. This result was driven by similar themes to those for the full year.
Commonwealth Bank of Australia Concise Annual Report 2006       11

Banking Analysis
Operating Expenses
Underlying operating expenses within the Banking business increased by 4% from the prior year to $4,558 million. Operating expenses were impacted by:
•	Average salary increases of 4% reflecting labour market movements and other inflation-related expense increases;
•	Commencement of a number of projects supporting the strategic priorities of the Bank (including customer service and business banking initiatives) totalling $40 million; partly offset by
•	Ongoing realisation of expense savings as a result of Which new Bank efficiency initiatives.
During the second half of the year operating expenses increased 2% to $2,298 million, mainly driven by the commencement of initiatives supporting the Bank’s strategic priorities.
Banking Expense to Income Ratio
The underlying Banking expense to income ratio improved from 49.4% as at June 2005 to 47.7% in June 2006 representing a productivity improvement of 3%. On an AGAAP basis, the Bank met its Which new Bank productivity target of 48%, with the expense to income ratio down to 47.1%. The improvement reflects strong income growth and good expense control, including the ongoing realisation of Which new Bank savings.
Productivity
Bad Debts Expense
The total charge for Bad Debts for the year was $398 million, which is 18 basis points of Risk Weighted Assets. This is the first year where provisions are calculated in accordance with AIFRS.
During the second half the Bad Debts expense increased by 12% to $210 million. This was driven by growth in risk weighted assets and an increase in provisioning for unsecured lending.
Gross impaired assets were $326 million as at 30 June 2006, compared with $395 million at June 2005.
The Bank remains well provisioned, with total provisions for impairment as a percentage of gross impaired assets of 373%.
Taxation Expense
The corporate tax charge for the year was $1,339 million, an effective tax rate of 29.1%.
The effective tax rate for the second half of the year was 29.5% compared to 28.8% in the first half.
Provisions for Impairment
Impairment provisions as at 30 June 2006 have been assessed under AIFRS. The prior year provisions have not been restated for AIFRS, but have been assessed using the previous Australian GAAP methodology and are not comparable to the current period.
Total provisions for impairment at 30 June 2006 were $1,217 million excluding the pre-tax equivalent General Reserve for Credit Losses ($500 million). The addition of the collective provision and General Reserve for Credit Losses (which is required by APRA) is 0.71% expressed as a percentage of risk weighted assets. The current level continues to reflect:
•	A major portion of the credit portfolio is in home loans which have a lower risk weighting compared with other portfolios;
•	The continuing strong asset quality in the business lending book; and
•	A level of impaired assets which is at the lower end of levels achieved over the past decade.
Risk Weighted Assets on Balance Sheet ($M)
Gross Impaired Assets ($M)
12       Commonwealth Bank of Australia Concise Annual Report 2006

Banking Analysis

	As at
	30/06/06	31/12/05	30/06/05	Jun 06 vs	Jun 06 vs
Total Banking Assets & Liabilities	$M	$M	$M	Dec 05%	Jun 05%

Interest earning assets
Home loans including securitisation	167,121	159,339	150,678	5	11
Less: securitisation	(12,607)	(9,124)	(10,818)	38	17

Home loans	154,514	150,215	139,859	3	10
Personal	17,228	15,967	15,668	8	10
Business and corporate	76,044	71,502	63,549	6	20

Loans, advances and other receivables (1)	247,768	237,684	219,076	4	13
Non lending interest earning assets	40,283	39,431	36,273	2	11

Total interest earning assets	288,069	277,115	255,349	4	13
Other assets (2)	52,185	44,362	49,271	18	6

Total assets	340,254	321,477	304,620	6	12

Interest bearing liabilities
Transaction deposits	37,079	34,287	34,694	8	7
Savings deposits	41,421	40,030	38,461	3	8
Investment deposits	67,364	67,462	66,087	—	2
Other demand deposits	20,325	19,573	21,806	4	(7)

Total interest bearing deposits	166,189	161,352	161,048	3	3
Deposits not bearing interest	7,037	7,371	6,978	(5)	1

Deposits and other public borrowings	173,226	168,723	168,026	3	3
Other interest bearing liabilities	99,976	95,538	72,935	5	37

Total interest bearing liabilities	266,165	256,890	233,983	4	14
Securitisation debt issues	13,505	9,849	12,144	37	11
Non interest bearing liabilities	44,515	40,316	41,422	10	7

Total liabilities	324,185	307,055	287,549	6	13

Provisions for Impairment
Collective Provisions	1,046	1,041	1,390	—	(25)
Individually assessed provisions	171	179	157	(4)	9

Total provisions	1,217	1,220	1,547	—	(21)
General reserve for credit losses (pre-tax equivalent)	500	404	—	24	—

Total provisions including general reserve for credit losses	1,717	1,624	1,547	6	11

	Full Year Ended			Half Year Ended
	30/06/06	30/06/05	Jun 06 vs	30/06/06	30/06/06	Jun 06 vs
Asset Quality (3)	$M	$M	Jun 05%	$M	$M	Dec 05%

Risk weighted assets ($M) (4)	216,438	189,559	14	216,438	202,667	7
Net impaired assets ($M)	155	219	(29)	155	217	(29)
General provisions as a % of risk weighted assets	—	0. 73	—	—	—	—
Collective provisions plus general reserve for credit losses (pre-tax equivalent)/risk weighted assets (%)	0.71	—	—	0. 71	0. 71	—
Specific provisions for impairment as a % of gross impairment assets net of interest reserved (%)	—	41. 8	—	—	—	—
Individually assessed provisions for impairment as a % of gross impaired assets net of interest reserved	52. 5	—	—	52. 5	45. 2	16
Bad debt expense as a % of risk weighted assets annualised (%)	0. 18	0. 17	1bpt	0. 19	0. 19	—

(1)	Gross of provisions for impairment which are included in Other Assets.

(2)	Other assets include Bank acceptances of customers, provision for impairment and securitisation assets.

(3)	Asset quality coverage ratios are not comparable to prior periods due to AIFRS.

(4)	No AIFRS adjustment is made to Risk Weighted Assets in the prior periods as the APRA prudential requirement is to apply previous Australian GAAP (‘AGAAP’).
Commonwealth Bank of Australia Concise Annual Report 2006       13

Funds Management Analysis
Financial Performance and Business Review
Performance Highlights
Full year underlying net profit after tax of $400 million increased 14% over the year for the Funds Management business reflecting strong revenue growth across the business.
Underlying profit before tax increased by 23%. The after tax result was impacted by $27 million due to a significantly higher effective tax rate primarily due to the phasing out of the transitional tax relief on investment style products within the life insurance entities, which ceased at the end of the last financial year ($27 million).
The underlying profit after tax result for the second half of the year increased 19% to $217 million also underpinned by strong revenue growth.
Funds under administration grew by 23% to $152 billion as at 30 June 2006. The growth in funds under administration was the result of strong net fund flows and favourable investment markets.
Business Review
Industry growth has been positive and industry retail flows have remained strong over the year.
Total funds flow performance for the year was strong with $11 billion of net inflows (up $10 billion on the prior year) due to the continuing success of FirstChoice, significant inflows into Avanteos, including $5 billion in net flows from the Goldman Sachs JB Were strategic alliance, excellent sales results in the International businesses and good inflows into domestic wholesale funds. An improvement in fund flows was achieved across most channels, including Independent Financial Advisors, Institutional Clients and the Bank Network.
The success of FirstChoice has underpinned recent growth in retail market share, with the Bank increasing share and maintaining its number one position in the overall retail market. In the latest Plan for Life market share statistics, FirstChoice received in excess of 25% of net flows in the platform market over the year. A recently published survey from ASSIRT showed that 50% of advisors in the market used FirstChoice as one of their platforms.
Investment performance during the year was good, in both absolute terms and against benchmark and this contributed to the improving fund flows.
Other key developments within the business during the year included:
•	Continued platform enhancements and new product offerings including the development of a self managed super offering “YourChoice”, to capitalise on this rapidly growing sector of the market;
•	Strategic alliance formed between Avanteos and Goldman Sachs JB Were, which has contributed $5 billion of additional net funds flow;
•	A funds management joint venture has been established to operate within China, with approval being received from the China Securities Regulatory Commission;
•	Further improvement in Bank planner performance, with a 16% increase in productivity for the year;
•	Acquisition of the Gandel Group’s interests in the Colonial First State Property Retail Trust Limited and Gandel Retail Management Trust Ltd, which provides funds management and property management services to a number of Colonial First State Retail Property trusts;
•	The continued rationalisation of legacy systems and products; and
•	Strengthening of the control and operating environment, particularly around unit pricing of investment style products within the life insurance entities.
Investment Performance
Investment performance has been good with 14 out of 18 major funds exceeding benchmark on a one year basis and 11 out of 18 major funds exceeding benchmark on a three year basis.
Importantly, the investment performance of the two flagship Australian Equity funds were well ahead of benchmark on a one year basis with rankings in first and second quartiles.
Operating Income
Operating income for the year increased by 23% to $1,552 million. Income growth was supported by a 23% increase in funds under administration to $152 billion at 30 June 2006 and a significant improvement in sales, particularly within the offshore businesses. The acquisition of Gandel’s Joint Venture interest in October 2005 has also contributed $45 million in revenue during the year. This contributed three basis points to gross margin.
During the second half of the year, operating income increased by 16% to $832 million. This result was driven by an 11% increase in the funds under administration and an additional $29 million contribution from the Gandel Joint Venture acquisition.
Excluding the impact of the Gandel acquisition, margin was stable. This reflects good margins on FirstChoice, strong inflows into higher margin International products and the maintenance of funds under administration levels on the higher margin legacy retail products.
Operating Expenses
Operating expenses (excluding volume expenses) of $765 million were up $123 million or 19% compared to the prior year.
This includes:
•	The acquisition of Gandel’s Joint Venture interest which increased expenses $28 million in the current year; and
•	Expenses in relation to the Unit Pricing control and process improvement program, totalling $55 million. This is expected to incur additional expenses of $20-30 million in the next 12 months.
Excluding the expenses associated with Gandel and the Unit Pricing initiative, expenses increased 6% compared to the prior year, reflecting average salary increases of 4% and performance based remuneration within the asset management business.
Volume expenses, driven predominantly by stronger sales and growth in funds under administration, increased 44%.
Expenses to average funds under administration for the year was 0.71%, an improvement on the prior year of one basis point.
Taxation
The corporate tax expense for the year was $164 million, representing an effective tax rate of 28.4% compared with 21.9% for the prior year. The increase in the effective tax rate, amounting to $27 million, is due to the phasing out of transitional tax relief on investment style funds management products within life insurance legal entities.
14       Commonwealth Bank of Australia Concise Annual Report 2006

Funds Management Analysis

	Full Year Ended			Half Year Ended
	30/06/06	30/06/05	Jun 06 vs	30/06/06	31/12/05	Jun 06 vs
Key Performance Indicators	$M	$M	Jun 05%	$M	$M	Dec 05%

Operating income — external	1,543	1,247	24	828	715	16
Operating income — internal	9	10	(10)	4	5	(20)

Total operating income	1,552	1,257	23	832	720	16
Shareholder investment returns	14	33	(58)	7	7	—

Funds management income	1,566	1,290	21	839	727	15
Volume expense	224	156	(44)	125	99	(26)
Operating expenses	765	642	(19)	405	360	(13)
Which new Bank	—	36	—	—	—	—

Total operating expenses	989	834	(19)	530	459	(15)

Net profit before income tax (“cash basis”)	577	456	27	309	268	15

Net profit before income tax (“underlying basis”) (1)	563	459	23	302	261	16

Corporate tax expense (2)	164	100	(64)	87	77	(13)
Minority interests	3	7	(57)	—	3	—

Net profit after income tax (“cash basis”)	410	349	17	222	188	18

Net profit after income tax (underlying basis) (1)	400	351	14	217	183	19

(1) Underlying basis excludes shareholder investment returns and Which new Bank expenses.

(2) For purpose of presentation, Policyholder tax benefit and Policyholder tax expense are shown on a net basis (2006: $193 million).

Funds under Administration

Funds under administration — average	139,082	116,262	20	147,684	130,179	13
Funds under administration — spot	151,513	123,064	23	151,513	136,974	11
Net flows	10,830	456	large	8,135	2,695	large
Total retail net flows	8,235	2,190	large	6,870	1,365	large

Productivity and Other Measures

Operating income to average funds under administration (%)	1. 12	1. 08	4bpts	1. 14	1. 10	4bpts
Operating expenses to average funds under administration (%)	0. 71	0. 72	1	0. 72	0. 70	(3)
Effective corporate tax rate (%)	28. 4	21. 9	large	28. 2	28. 7	(50)bpts

Underlying Net Profit After Tax growth of 14% on the prior year
Commonwealth Bank of Australia Concise Annual Report 2006       15

Insurance Analysis
Financial Performance and Business Review
Performance Highlights
The Insurance business has delivered a strong result for the year to June 2006 with underlying profit after tax increasing by 38% to $215 million.
After adjusting(1) the operating results following the sale of the Hong Kong insurance business, underlying net profit after tax increased by 35% to $206 million.
The result was underpinned by:
•	Solid inforce premium and operating margin growth in Australia and New Zealand;
•	Positive experience variations; and
•	Good expense control.
The underlying net profit after tax result, on the same basis, for the second half increased 19% and was driven by similar themes to those mentioned above.
The full year cash net profit after tax of $416 million includes the profit from the sale of the Hong Kong insurance business of $145 million. The cash net profit after tax for the year, excluding the profit on sale of the Hong Kong insurance business, decreased by 12% mainly due to lower shareholder investment returns. This was the result of the relative strength of investment market indices in the prior year.
The Bank continues to be the largest life insurer in the Australian, New Zealand and Fiji markets.
Business Review
Australia
The Australian business, CommInsure, delivered a strong result for the year. Highlights include:
•	Maintaining number one market share position for Australian risk premiums with 13.5% of the life insurance risk market;
•	Launch of a Guaranteed Index Tracked Annuity Product and a Travel Insurance product; and
•	Productivity improvements through continued simplification and rationalisation of systems and processes.
Underlying net profit after tax was up 32% to $125 million compared to the prior year.
Key drivers of the performance for the year were:
•	Life and General Insurance premium growth, with inforce premiums increasing by 8% for the year;
•	Sales volume growth, particularly within General Insurance (up 13%) and Group Risk products (up 8%); and
•	Positive claims experience in both Life and General Insurance products, despite the impact of claims associated with Cyclone Larry in the second half of the year.
Cash net profit after tax decreased 3% for the year, impacted mainly by lower shareholder investment returns.
New Zealand
The life insurance operations in New Zealand operate predominantly under the Sovereign brand.
Sovereign’s underlying profit after tax was $77 million for the year, an increase of 48% on the prior year. The main drivers of this result were:
•	Strong growth in new business sales of risk products resulting in market share growth and improved margins;
•	Positive persistency experience; and
•	Good investment returns.
The Sovereign strategy has been to focus on growth in new business market share and this was successfully achieved in 2006 with 33.2% of new business sales at 31 March 2006 compared to 30.4% for the same period last year. This enabled Sovereign to grow inforce premiums to NZD 367 million or 14%. Sovereign retained it’s number 1 market share in inforce premium growing from 30.7% to 31.1% at 30 April 2006.
Asia
During the year the Hong Kong based life insurance, pensions administration and financial planning businesses were sold to Sun Life Financial on 18 October 2005.
The Asian insurance businesses now consist of the joint venture life insurance businesses in China, Vietnam and Indonesia.
The underlying profit after tax in the Asia business was $13 million.
Operating Income
After adjusting (1) the operating results following the sale of the Hong Kong insurance business, operating income of $700 million was up 13% compared to the prior year.
Life insurance income on the same basis increased 11% on the prior year. This reflects strong volume growth and favourable claims experience in both the Australian and New Zealand businesses.
General Insurance income of $73 million was up 35% on the prior year. The result was supported by inforce premium growth of 10% over the year together with favourable claims experience despite the impact of claims associated with Cyclone Larry.
Operating Expenses
After adjusting(1) for the operating results following the sale of the Hong Kong insurance business, operating expenses of $423 million were slightly lower compared to the prior year.
On an AGAAP basis, underlying expenses to average inforce premiums of 36% has exceeded the Which new Bank target of 42%. Productivity improved over the second half following continued strength in revenue growth.
Volume expenses have increased as a result of increased inforce premiums.
Corporate Taxation
The effective corporate tax rate (excluding the impact of the sale of the Hong Kong insurance business) for the year was 27.3% compared with 22.4% in the prior year. The increase in the effective corporate tax rate is due to recognition of tax losses in the prior year.

(1)	Adjusted to remove the contribution to income, expenses, and operating result, of the Hong Kong insurance business for 2005 and 2006
16       Commonwealth Bank of Australia Concise Annual Report 2006

Insurance Analysis

	Full Year Ended			Half Year Ended
	30/06/06	30/06/05	Jun 06 vs	30/06/06	31/12/05	Jun 06 vs
Key Performance Indicators	$M	$M	Jun 05%	$M	$M	Dec 05%

Insurance
Life insurance operating income	669	693	(3)	332	347	(7)
General insurance operating income	73	54	35	34	39	(13)

Total operating income	742	747	(1)	356	386	(8)
Shareholder investment returns	87	204	(57)	30	57	(47)
Profit on sale of the Hong Kong insurance business	145	—	—	—	145	—

Total insurance income	974	951	2	386	588	(34)

Volume expense	181	218	17	86	95	9
Other operating expenses (1)	275	333	17	117	158	26
Which new Bank	—	2	—	—	—	—

Total operating expenses	456	553	18	203	253	20

Net profit before income tax	518	398	30	183	335	(45)

Corporate tax expense (2)	102	89	(15)	51	51	—

Net profit after income tax (“cash basis”)	416	309	35	132	284	(54)

Net profit after income tax (“underlying basis”) (3)	215	156	38	112	103	9

Productivity and Other Measures

Expenses to average inforce premiums (%)	36.7	45.5	19%	33.6	40.5	17%
Expenses to average inforce premiums (underlying %) (3)	36.7	45.3	19%	33.6	40.5	17%
Effective corporate tax rate including impact of profit on sale of Hong Kong insurance business (%)	27.3	22.4	large	27.9	26.8	large

(1)	Operating expenses include $9 million internal expenses relating to the asset management of shareholder funds (June 2005: $10 million).

(2)	For purpose of presentation, Policyholder tax benefit and Policyholder tax expense are shown on a net basis (2006: $138 million).

(3)	Underlying basis excludes shareholder investment returns, the profit on the sale of the Hong Kong insurance business and Which new Bank expenses.

	Full Year Ended			Half Year Ended
	30/06/06	30/06/05	Jun 06 vs	30/06/06	31/12/05	Jun 06 vs
Sources of Profit from Insurance Activities	$M	$M	Jun 05%	$M	$M	Dec 05%

The Margin on Services profit from ordinary activities after income tax is represented by:
Planned profit margins	146	122	20	77	69	12
Experience variations	48	27	78	29	19	53
Other	—	(8)	—	(2)	2	large
General insurance operating margins	21	13	62	8	13	(38)

Operating margins	215	154	40	112	103	9
After tax shareholder investment returns	56	155	(64)	20	36	(44)
Profit on sale of the Hong Kong insurance business	145	—	—	—	145	—

Net profit after income tax (“cash basis”)	416	309	35	132	284	(54)

Geographical Analysis of Business Performance

	Full Year Ended
	Australia		New Zealand		Asia		Total
Net Profit after	30/06/06	30/06/05	30/06/06	30/06/05	30/06/06	30/06/05	30/06/06	30/06/05
Income Tax (“cash basis”)	$M	$M	$M	$M	$M	$M	$M	$M

Operating margins	125	94	77	52	13	8	215	154
After tax shareholder investment returns	56	92	17	22	(17)	41	56	155
Profit on sale of Hong Kong business	—	—	—	—	145	—	145	—

Net profit after income tax	181	186	94	74	141	49	416	309

	Half Year Ended
	Australia		New Zealand		Asia		Total
Net Profit after	30/06/06	31/12/05	30/06/06	31/12/05	30/06/06	31/12/05	30/06/06	31/12/05
Income Tax (“cash basis”)	$M	$M	$M	$M	$M	$M	$M	$M

Operating margins	70	55	39	38	3	10	112	103
After tax shareholder investment returns	21	35	7	10	(8)	(9)	20	36
Profit on sale of Hong Kong business	—	—	—	—	—	145	—	145

Net profit after income tax	91	90	46	48	(5)	146	132	284

Commonwealth Bank of Australia Concise Annual Report 2006       17

Corporate Governance
Board of Directors
Charter
The role and responsibilities of the Board of Directors are set out in the document entitled “Board Charter and Description of Board and Management Roles”. The responsibilities include:
•	The corporate governance of the Bank, including the establishment of Committees;
•	Oversight of the business and affairs of the Bank by:
- Establishing, with management, and approving the strategies and financial objectives;

- Approving major corporate and capital initiatives and approving capital expenditure in excess of limits delegated to management;

- Establishing appropriate systems of risk management; and

- Monitoring the performance of management;
•	Approving documents (including reports and statements to shareholders) required by the Bank’s Constitution and relevant regulation;
•	Appointment of the Chief Executive Officer; and
•	Approval of the Bank’s major HR policies and overseeing the development strategies for senior and high performing executives.
The Board carries out the legal duties of its role in accordance with the Bank’s values of trust, honesty and integrity and having regard to the interests of the Bank’s customers, staff, shareholders and the broader community in which the Bank operates.
The Board delegates to the Chief Executive Officer the authority to achieve the Bank objective of creating long term shareholder value for its shareholders through providing financial services to its customers and providing sustained best-in-industry performance in safety, community reputation and environmental impact.
Composition
There are currently 11 Directors of the Bank and details of their experience, qualifications, special responsibilities and attendance at meetings are set out in the Directors’ Report.
Membership of the Board and Committees is set out below:

	Board Membership		Committee Membership
			Board Performance	People
Director(1)			& Renewal	& Remuneration	Audit	Risk

J M Schubert	Non-Executive,	Chairman	Chairman	Member		Member
independent
R J Norris	Executive	Chief Executive Officer				Member
R J Clairs	Non-Executive,			Chairman		Member
independent
A B Daniels (2)	Non-Executive,			Member		Member
independent
C R Galbraith	Non-Executive,		Member		Member	Member
independent
S C H Kay	Non-Executive,			Member		Member
independent
W G Kent	Non-Executive,				Member	Member
independent
F D Ryan	Non-Executive,				Chairman	Member
independent
F J Swan	Non-Executive,		Member			Chairman
independent
B K Ward (2)	Non-Executive,				Member	Member
independent
D Turner (3)	Non-Executive,					Member
independent
J Hemstritch (4)	Non-Executive,
independent

(1)	Mr. D V Murray retired as Chief Executive Officer and Director on 22 September 2005

(2)	Mr. A B Daniels and Ms. B K Ward will retire at the Bank’s Annual General Meeting on 3 November 2006.

(3)	Mr. D Turner was appointed to the Board with effect from 1 August 2006. In accordance with the Bank’s Constitution and the ASX Listing Rules, he will stand for election at the Annual General Meeting to be held on 3 November 2006.

(4)	Mrs. J Hemstritch was appointed to the Board with effect from 9 October 2006. In accordance with the Bank’s constitution and the ASX Listing Rules, she will stand for election at the Annual General Meeting to be held on 3 November 2006.
The Constitution of the Bank specifies that:
•	The Chief Executive Officer and any other executive director shall not be eligible to stand for election as Chairman of the Bank;
•	The number of Directors shall not be less than 9 nor more than 13 (or such lower number as the Board may from time to time determine). The Board has determined that the number of directors shall be 12; and
•	At each Annual General Meeting one-third of Directors (other than the Chief Executive Officer) shall retire from office and may stand for re-election.
The Board has established a policy that, with a phasing in provision for existing Directors, the term of directors’ appointments would be limited to 12 years (except where succession planning for Chairman and appointment of Chairman requires an extended term. On appointment, the Chairman will be expected to be available for that position for five years).
18      Commonwealth Bank of Australia Concise Annual Report 2006

Corporate Governance
Independence
The Board regularly assesses the independence of each Director. For this purpose an independent Director is a non-executive Director whom the Board considers to be independent of management and free of any business or other relationship that could materially interfere with the exercise of unfettered and independent judgment.
In addition to being required to conduct themselves in accordance with the ethical policies of the Bank, Directors are required to be meticulous in their disclosure of any material contract or relationship in accordance with the Corporations Act and this disclosure extends to the interests of family companies and spouses. Directors are required to strictly adhere to the constraints on their participation and voting in relation to matters in which they may have an interest in accordance with the Corporations Act and the Bank’s policies.
Each Director may from time to time have personal dealings with the Bank. Each Director is involved with other companies or professional firms which may from time to time have dealings with the Bank. Details of offices held by Directors with other organisations are set out in the Directors’ Report and on the Bank’s website. Full details of related party dealings are set out in notes to the Company’s accounts as required by law.
All the current non-executive Directors of the Bank have been assessed as independent Directors. In reaching that determination, the Board has taken into account (in addition to the matters set out above):
•	The specific disclosures made by each Director as referred to above;
•	Where applicable, the related party dealings referrable to each Director, noting that those dealings are not material under accounting standards;
•	That no Director is, or has been associated directly with, a substantial shareholder of the Bank;
•	That no non-executive Director has ever been employed by the Bank or any of its subsidiaries;
•	That no Director is, or has been associated with a supplier, professional adviser, consultant to or customer of the Bank which is material under accounting standards; and
•	That no non-executive Director personally carries on any role for the Bank other than as a Director of the Bank.
The Bank does not consider that term of service on the Board is a factor affecting a Director’s ability to act in the best interests of the Bank. Independence is judged against the ability, integrity and willingness of the Director to act. The Board has established a policy limiting Directors’ tenures to ensure that skill sets remain appropriate in a dynamic industry.
Education
Directors participate in an induction program upon appointment and in a refresher program on a regular basis. The Board has established a program of continuing education to ensure that it is kept up to date with developments in the industry both locally and globally. This includes sessions with local and overseas experts in the particular fields relevant to the Bank’s operations.
Review
The Board has in place a process for annually reviewing its performance, policies and practices. These reviews seek to identify where improvements can be made and also assess the quality and effectiveness of information made available to Directors. Every two years, this process is facilitated by an external consultant, with an internal review conducted in the intervening years. The review process includes an assessment of the performance of the Board Committees and each Director.
After consideration of the results of the performance assessment, the Board will determine its endorsement of the Directors to stand for re-election at the next Annual General Meeting.
The non-executive Directors meet at least annually, without management, in a forum intended to allow for an open discussion on Board and management performance. This is in addition to the consideration of the Chief Executive Officer’s performance and remuneration which is conducted by the Board in the absence of the Chief Executive Officer.
The Chairman meets at least annually with members of the senior executive team to discuss with them the Board’s performance and level of involvement from their perspective.
Selection of Directors
The Board Performance and Renewal Committee has developed a set of criteria for director appointments which have been adopted by the Board. The criteria are aimed at creating a Board capable of challenging, stretching and motivating management to achieve sustained outstanding company performance in all respects. These criteria, which are reviewed annually, aim to ensure that any new appointee is able to contribute to the Board constituting a competitive advantage for the Bank and:
•	Be capable of operating as part of an exceptional team;
•	Contribute outstanding performance and exhibit impeccable values;
•	Be capable of inputting strongly to risk management, strategy and policy;
•	Provide skills and experience required currently and for the future strategy of the Bank;
•	Be excellently prepared and receive all necessary education,
•	Provide important and significant insights, input and questions to management from their experience and skill; and
•	Vigorously debate and challenge management.
The Committee regularly reviews the skill base and experience of existing Directors to enable identification of attributes required in new Directors.
An executive search firm is engaged to identify potential candidates based on the identified criteria.
Candidates for appointment as Directors are considered by the Board Performance and Renewal Committee, recommended for decision by the Board and, if appointed, stand for election, in accordance with the Constitution, at the next general meeting of shareholders.
Commonwealth Bank of Australia Concise Annual Report 2006       19

Corporate Governance
The Bank has adopted a policy whereby, on appointment, a letter is provided from the Chairman to the new Director setting out the terms of appointment and relevant Board policies including time commitment, code of ethics and continuing education. All current Directors have been provided with a letter confirming the terms of their appointment. A copy of the form of letter of appointment appears on the Bank’s website.
Policies
Board policies relevant to the composition and functions of Directors include:
•	The Board will consist of a majority of independent non-executive Directors and the membership of the Board Performance and Renewal, People & Remuneration and Audit Committees should consist solely of independent non-executive Directors. The Risk Committee should consist of a majority of independent non-executive Directors;
•	The Chairman will be an independent non-executive Director. The Audit Committee will be chaired by an independent non-executive Director other than the Board Chairman;
•	The Board will generally meet regularly with an agenda designed to provide adequate information about the affairs of the Bank, allow the Board to guide and monitor management and assist in involvement in discussions and decisions on strategy. Matters having strategic implications are given priority on the agenda for regular Board meetings. In addition, ongoing strategy is the major focus of at least two of the Board meetings annually;
•	The Board has an agreed policy on the basis on which Directors are entitled to obtain access to company documents and information and to meet with management; and
•	The Bank has in place a procedure whereby, after appropriate consultation, Directors are entitled to seek independent professional advice, at the expense of the Bank, to assist them to carry out their duties as Directors. The policy of the Bank provides that any such advice is generally made available to all Directors.
Ethical Standards
Conflicts of Interest
In accordance with the Constitution and the Corporations Act 2001, Directors are required to disclose to the Board any material contract in which they may have an interest. In compliance with section 195 of the Corporations Act 2001 any Director with a material personal interest in a matter being considered by the Board will not be present when the matter is being considered and will not vote on the matter. In addition, any director who has a conflict of interest in connection with any matter being considered by the Board or a Committee does not receive a copy of any paper dealing with the matter.
Share Trading
The restrictions imposed by law on dealings by Directors in the securities of the Bank have been supplemented by the Board of Directors adopting guidelines which further limit any such dealings by Directors, their spouses, any dependent child, family company or family trust.
The guidelines provide, that in addition to the requirement that Directors not deal in the securities of the Bank or any related company when they have or may be perceived as having relevant unpublished price-sensitive information, Directors are only permitted to deal within certain periods. These periods include between three and 30 days after the announcement of half yearly and final results and from the date of the annual general meeting until 14 days after the Annual General Meeting. Further, the guidelines require that Directors not deal on the basis of considerations of a short term nature or to the extent of trading in those securities. Similar restrictions apply to executives of the Bank.
In addition, Bank policy prohibits:
•	For Directors and executives who report to the Chief Executive Officer, any hedging of publicly disclosed shareholding positions; and
•	For executives, any trading (including hedging) in positions prior to vesting of shares or options.
Remuneration Arrangements
Details of the governance arrangements and policies relevant to remuneration are set out in the Directors’ Report — Remuneration Report.
Audit Arrangements
Audit Committee
The Charter of the Audit Committee incorporates a number of policies and practices to ensure that the Committee is independent and effective. Among these are:
•	The Audit Committee consists entirely of independent non-executive Directors, all of whom have familiarity with financial management and at least one has expertise in financial accounting and reporting. The Chairman of the Bank is not permitted to be the Chairman of the Audit Committee;
•	At least twice a year the Audit Committee meets the external auditors and the chief internal audit executive and also separately with the external Auditors independently of management;
•	The Audit Committee is responsible for nominating the external auditor to the Board for appointment by shareholders. The Audit Committee approves the terms of the contract with the external auditor, agrees the annual audit plan and approves payments to the Auditor;
•	The Audit Committee discusses and receives assurances from the external auditors on the quality of the Bank’s systems, its accounting processes and its financial results. It also receives a report from the Auditors on any significant matters raised by the Auditors with management;
•	All material accounting matters requiring exercise of judgement by management are specifically reviewed by the Audit Committee and reported on by the Committee to the Board; and
•	Certified assurances are received by the Audit Committee and the Board that the Auditors meet the independence requirements as recommended by the Corporations Act and the Securities and Exchange Commission (“SEC”) of the USA.
20       Commonwealth Bank of Australia Concise Annual Report 2006

Corporate Governance
In carrying out these functions, the Committee:
•	Reviews the financial statements and reports of the Group;
•	Reviews accounting policies to ensure compliance with current laws, relevant regulations and accounting standards;
•	Conducts any investigations relating to financial matters, records, accounts and reports which it considers appropriate; and
•	Reviews all material matters requiring exercise of judgment by management and reports those matters to the Board.
The Committee regularly considers, in the absence of management and the external auditor, the quality of the information received by the Committee and, in considering the financial statements, discusses with management and the external auditor:
•	The financial statements and their conformity with accounting standards, other mandatory reporting and statutory requirements; and
•	The quality of the accounting policies applied and any other significant judgments made.
The external audit partner attends meetings of the Audit Committee by invitation and attends the Board meetings when the annual and half yearly accounts are approved and signed.
The Committee, at least annually, meets separately with each of the chief internal audit executive and the external auditor, without management, as part of the process of ensuring independence of the audit functions.
The Board has determined that Fergus Ryan is an “audit committee financial expert” within the meaning of that term as described in the SEC rules. Although the Board has determined that this individual has the requisite attributes defined under the rules of the SEC, his responsibilities are the same as those of the other Audit Committee members. He is not an auditor, does not perform “field work” and is not a full time employee. The SEC has determined that an audit committee member who is designated as an audit committee financial expert will not be deemed to be an “expert” for any purpose as a result of being identified as an audit committee financial expert. The Board has also determined that Fergus Ryan is independent within the meaning of the definition of audit committee member independence used by the New York Stock Exchange.
The Audit Committee is responsible for oversight of management in the preparation of the Bank’s financial statements and financial disclosures. The Audit Committee relies on the information provided by management and the external auditor. The Audit Committee does not have the duty to plan or conduct audits to determine whether the Bank’s financial statements and disclosures are complete and accurate.
Non-Audit Services
The Board has in place an Independent Auditor Services Policy which only permits the Independent Auditor to carry out audit services which are required by statute and related services which are an extension of, or an adjunct to, those audit services. All other non-audit services are prohibited unless the Audit Committee determines otherwise in any particular case. The objective of this policy is to avoid prejudicing the independence of the Auditors.
The policy also ensures that the Auditors do not:
•	Assume the role of management or act as an employee;
•	Become an advocate for the Bank;
•	Audit their own work;
•	Create a mutual or conflicting interest between the Auditor and the Bank;
•	Require an indemnification from the Bank to the Auditor;
•	Seek contingency fees; nor
•	Have a direct financial or business interest or a material indirect financial or business interest in the Bank or any of its affiliates, or an employment relationship with the Bank or any of its affiliates.
Under the policy, the Auditor shall not provide the following services:
•	Bookkeeping or services relating to accounting records or financial statements of the Bank;
•	Financial information systems design and implementation;
•	Appraisal or valuation services and fairness opinions;
•	Actuarial services;
•	Internal audit outsourcing services;
•	Management functions, including acting as an employee;
•	Human resources;
•	Broker-dealer, investment adviser or investment banking services;
•	Legal services; or
•	Expert services unrelated to the audit.
In general terms, the permitted services are:
•	Audit services to the Bank or an affiliate;
•	Related services connected with the lodgement of statements or documents with the ASX, ASIC, APRA, SEC or other regulatory or supervisory bodies;
•	Services reasonably related to the performance of the audit services;
•	Agreed upon procedures or comfort letters provided by the Auditor to third parties in connection with the Bank’s financing or related activities; and
•	Other services pre-approved by the Audit Committee.
Auditor
Ernst & Young was appointed as the Auditor of the Bank at the 1996 Annual General Meeting and continues in that office.
The audit partner from Ernst & Young attends the Annual General Meetings of the Bank and is available to respond to shareholder audit related questions.
The Bank currently requires that the partner managing the audit for the external auditor be changed within a period of five years.
The Chief Executive Officer is authorised to appoint and remove the chief internal audit executive only after consultation with the Audit Committee.
The SEC has requested that the Bank produce documents and information relating to all services provided by the Bank’s external auditors, Ernst & Young, since July 1, 2000, that may impact on the independence of the external auditors under U.S. rules. The Bank understands that the SEC has made similar requests to certain other Australian companies registered with the SEC and their accounting firms.
      Commonwealth Bank of Australia Concise Annual Report 2006       21

Corporate Governance
The Bank has produced the documents and information requested, which include information regarding a number of engagements in each fiscal year involving the “secondment” of Ernst & Young personnel to entities in the Commonwealth Bank Group, including the internal audit department, and non-management assistance in relation to portions of the financial statements.
In addition, Ernst & Young has reported to the Bank’s Audit Committee and to the SEC that, during the past three fiscal years, certain Ernst & Young professionals maintained deposit accounts or had other financial relationships with the Commonwealth Bank Group that are prohibited by the SEC’s auditor independence rules. Ernst & Young has advised that the deposit accounts and other financial relationships were generally small in size and that they have been terminated or rectified. In 2004, Ernst & Young also reported to the Bank’s Audit Committee regarding (i) certain small non-consolidated trusts managed by a subsidiary of the Bank in Fiji, where three Ernst & Young partners in Fiji owned a company that was appointed as trustee of the trusts prior to the Bank’s acquisition of the manager, and (ii) certain non-operating indirect subsidiaries of the Bank in the United Kingdom, where the Ernst & Young firm in Edinburgh was appointed as liquidator of those subsidiaries. Those activities may also be impermissible under the SEC rules.
If the SEC determines that the above matters or any other services provided by Ernst & Young to the Commonwealth Bank Group did not comply with applicable rules, the SEC may impose or negotiate a broad range of possible sanctions. Examples of sanctions imposed on audit firms or other companies for breaches of the SEC’s rules have included fines, the entry of cease-and-desist orders or injunctions, or a requirement to engage a different accounting firm to perform procedures and report on aspects of the relevant accounts or financial statements that may have been impacted by auditor independence concerns. Although the Bank cannot predict the nature of any future action by the SEC, based on information currently available to the Bank, the Bank does not believe the outcome of the SEC’s ongoing inquiry will have a material adverse financial effect on the Commonwealth Bank Group.
Risk Management
Risk Committee
The Risk Committee oversees credit, market, and operational risks assumed by the Bank in the course of carrying on its business.
The Committee considers the Group’s credit policies and ensures that management maintains a set of credit underwriting standards designed to achieve portfolio outcomes consistent with the Group’s risk/return expectations. In addition, the Committee reviews the Group’s credit portfolios and recommendations by management for provisioning for bad debts.
The Committee approves risk management policies and procedures for market, funding and liquidity risks incurred or likely to be incurred in the Group’s business. The Committee reviews progress in implementing management procedures and identifying new areas of exposure relating to market, funding and liquidity risk.
In addition, the Committee ratifies the Group’s operational risk policies for approval by the Board and reviews and informs the Board of the measurement and management of operational risk. Operational risk is a basic line management responsibility within the Group consistent with the policies established by the Committee. A range of insurance policies maintained by the Group mitigates some operational risks.
The Committee meets, at least annually, with the Chief Risk Officer, in the absence of other management to allow the Committee to form a view on the independence of the function.
Framework
The Bank has in place an integrated risk management framework to identify, assess, manage and report risks and risk adjusted returns on a consistent and reliable basis.
A full description of the functions of the framework and the nature of the risks is set out in the 30 June 2006 Annual Report in the section entitled Integrated Risk Management and in Notes 16 and 43 to the Financial Statements.
Board Performance and Renewal Committee
The Board Performance and Renewal Committee of the Board critically reviews, at least annually, the corporate governance procedures of the Bank and the composition and effectiveness of the Commonwealth Bank of Australia Board and the boards of the major wholly owned subsidiaries. The policy of the Board is that the Committee shall consist solely of independent non executive directors. The Chief Executive Officer attends the meeting by invitation.
In addition to its role in proposing candidates for director appointment for consideration by the Board, the Committee reviews fees payable to non-executive directors and reviews, and advises the Board in relation to Chief Executive Officer succession planning.
Continuous Disclosure
The Corporations Act 2001 and the ASX Listing Rules require that a company discloses to the market matters which could be expected to have a material effect on the price or value of the company’s securities. The Bank’s “Guidelines for Communication between the Bank and Shareholders” sets out the processes to ensure that shareholders and the market are provided with full and timely information about the Bank’s activities in compliance with continuous disclosure requirements. Management procedures are in place throughout the Commonwealth Bank Group to ensure that all material matters which may potentially require disclosure are promptly reported to the Chief Executive Officer, through established reporting lines, or as a part of the deliberations of the Bank’s Executive Committee. Matters reported are assessed and, where required by the Listing Rules, advised to the market. A Disclosure Committee has been formed to provide advice on the requirements for disclosure of information to the market. The Company Secretary is responsible for communications with the ASX and for ensuring that such information is not released to any person until the ASX has confirmed its release to the market.
22       Commonwealth Bank of Australia Concise Annual Report 2006

Corporate Governance
Ethical Policies
Values Statement
The Bank demands the highest standards of honesty and loyalty from all its people and strong governance within the Bank.
Our values statement — “trust, honesty and integrity” — reflects this standard.
Statement of Professional Practice
The Bank has adopted a code of ethics, known as a Statement of Professional Practice, which sets standards of behaviour required of all employees and directors including:
•	To act properly and efficiently in pursuing the objectives of the Bank;
•	To avoid situations which may give rise to a conflict of interest;
•	To know and adhere to the Bank’s Equal Employment Opportunity policy and programs;
•	To maintain confidentiality in the affairs of the Bank and its customers; and
•	To be absolutely honest in all professional activities.
These standards are regularly communicated to staff. In addition, the Bank has established insider trading guidelines for staff to ensure that unpublished price sensitive information about the Bank or any other company is not used in an illegal manner.
Our People
The Bank is committed to providing fair, safe, challenging and rewarding work, recognising the importance of attracting and retaining high quality staff and consequently, being in a position to excel in customer service.
There are various policies and systems in place to enable achievement of these goals, including:
•	Fair Treatment Review;
•	Equal Employment Opportunity;
•	Occupational Health and Safety;
•	Recruitment and selection;
•	Performance management;
•	Talent management and succession planning;
•	Remuneration and recognition;
•	Employee share plans; and
•	Supporting Professional Development.
Behaviour Issues
The Bank is strongly committed to maintaining an ethical workplace, complying with legal and ethical responsibilities. Policy requires staff to report fraud, corrupt conduct, mal-administration or serious and substantial waste by others. A system has been established which allows staff to remain anonymous, if they wish, for reporting of these matters.
The policy has been extended to include reporting of auditing and accounting issues, which will be reported to the Chief Compliance Officer by the Chief Security Officer, who administers the reporting and investigation system. The Chief Security Officer reports any such matters to the Audit Committee, noting the status of resolution and actions to be taken.
Governance Philosophy
The Board has consistently placed great importance on the governance of the Bank, which it believes is vital to the well-being of the corporation. The Bank has adopted a comprehensive framework of Corporate Governance Guidelines which are designed to properly balance performance and conformance and thereby allow the Bank to undertake, in an effective manner, the prudent risk-taking activities which are the basis of its business. The Guidelines and the practices of the Bank comply with all the current best practice recommendations set by the ASX Corporate Governance Council.
US Sarbanes-Oxley Act
On 30 July 2002, a broad US financial reporting and corporate governance reform law, called the Sarbanes-Oxley Act of 2002 (“SOX Act”), was enacted. A number of provisions of this Act apply to the Group because it has certain securities registered with the SEC under the Securities Exchange Act of 1934 (“Exchange Act”).
Under the Exchange Act, the Bank files periodic reports with the SEC, including an Annual Report on Form 20-F. Pursuant to the requirements of the SOX Act, the SEC has adopted rules requiring that the Group’s Chief Executive Officer and Chief Financial Officer personally provide certain certifications with respect to the disclosure contained in the Annual Report on Form 20-F.
Certifications and disclosures
In respect of this Annual Report and as at the date of this annual report, the Group’s Chief Executive Officer and Chief Financial Officer make the following Sarbanes-Oxley related certifications:
•	That they have reviewed the report;
•	That based on their knowledge, the report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the periods covered by the report;
•	That based on their knowledge, the Financial Statements, and other financial information included in the report, fairly present in all material respects the financial condition, results of operations and cash flows of the Group as of, and for, the periods presented in the report;
•	That they are responsible for establishing and maintaining disclosure controls and procedures (as defined in the US Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Group and have:

- Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under their supervision, to ensure that material information relating to the Group, including its consolidated subsidiaries, is made known to them by others within those entities, particularly during the period in which the report is being prepared;

- Evaluated the effectiveness of those disclosure controls and procedures, with the assistance of other members of the Group’s management, and presented in this report their conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

      Commonwealth Bank of Australia Concise Annual Report 2006       23

Corporate Governance
•	Disclosed in this report any change in the Group’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the Group’s internal control over financial reporting; and
•	That they have disclosed, based on their most recent evaluation of internal control over financial reporting, to the Group’s auditors and the Audit Committee of the Group’s Board of Directors:

- All significant deficiencies (if any) in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Group’s ability to record, process, summarise and report financial data; and

- Any fraud, whether or not material, that involves management or other employees who have a significant role in the Group’s internal control over financial reporting.
Evaluation of disclosure controls and procedures
Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Group’s disclosure controls and procedures as at 30 June 2006. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have each concluded that the Group’s disclosure controls and procedures are effective.
Changes in internal control over financial reporting
The following change in internal controls over financial reporting occurred during the year ended 30 June 2006 that has materially affected our internal controls over financial reporting:
•	From 1 July 2005 a number of new processes and controls were implemented and existing processes and controls enhanced to address the transition to International Financial Reporting Standards. For full details refer to Note 1 (nn) to the Financial Statements, in the 30 June 2006 Annual Report.
No other changes in our internal controls over financial reporting occurred during the year ended 30 June 2006 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.
Compliance with future requirements of the SOX Act (Section 404)
New rules of the SOX Act in respect of internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) come into effect for the Group for the year ended 30 June 2007 (being the first financial year for the Group ending after 15 July 2006). These rules require that the Group’s Chief Executive Officer and Chief Financial Officer personally provide certain certifications with respect to internal controls over financial reporting in the Group’s 30 June 2007 annual report on Form 20-F. The certifications required by the Group’s Chief Executive Officer and Chief Financial Officer are as follows:
•	That they designed internal control over financial reporting, or caused such internal control over financial reporting to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
Code of Ethics
The Group is required to disclose in its annual report on Form 20-F that it has adopted a written code of ethics that applies to all employees of the Group, including its Chief Executive Officer, Chief Financial Officer and principal accounting officers or controllers or persons performing similar functions. The Group has adopted such a code.
Company Secretaries
The details of the Bank’s Company Secretaries, including their experience and qualifications are set out below.
John Hatton has been Company Secretary of the Commonwealth Bank of Australia since 1994.
From 1985-1994, he was a solicitor with the Bank’s Legal Department.
He has a Bachelor of Laws degree from Sydney University and was admitted as a solicitor in New South Wales. He is a Fellow of Chartered Secretaries Australia and a Member of the Australian Institute of Company Directors.
Carla Collingwood was appointed a Company Secretary to the Bank in July 2005
From 1994 until 2005, she was a solicitor with the Bank’s Legal Services Department, before being appointed to the position of General Manager, Secretariat. She holds a Bachelor of Laws degree (Hons.) and a Graduate Diploma in Company Secretary Practice from Chartered Secretaries Australia.
24       Commonwealth Bank of Australia Concise Annual Report 2006

Directors’ Report
The Directors of the Commonwealth Bank of Australia submit their report, together with the financial report of the Commonwealth Bank of Australia (the ‘Bank’) and of the Group, being the Bank and its controlled entities, for the year ended 30 June 2006.
The names of the Directors holding office during the financial year and until the date of this report are set out below together with details of Directors’ experience, qualifications, special responsibilities and organisations in which each of the Directors has declared an interest.
John M Schubert, Chairman
Dr Schubert has been a member of the Board since 1991 and Chairman since November 2004. He is Chairman of the Board Performance & Renewal Committee and a member of the Risk and People & Remuneration Committees. He holds a Bachelor’s Degree and PhD in Chemical Engineering and has executive experience in the petroleum, mining and building materials industries. Dr Schubert is the former Managing Director and Chief Executive Officer of Pioneer International Limited and the former Chairman and Managing Director of Esso Australia Ltd.
Chairman: G2 Therapies Limited.
Director: BHP Billiton Limited, BHP Billiton Plc, and Qantas Airways Limited.
Other Interests: Academy of Technological Science and Engineering (Fellow), Institute of Engineers (Fellow), and AGSM Advisory Board (Member).
Dr Schubert is a resident of New South Wales. Age 63.
Ralph J Norris, DCNZM, Managing Director and Chief Executive Officer
Mr Norris was appointed as Managing Director and Chief Executive Officer with effect from 22 September 2005. Mr Norris has been Chief Executive Officer and Managing Director of Air New Zealand since February 2002 and had been a Director of that company since August 1998. He retired from that Board in August 2005 to take up his position with the Bank. He is a member of the Risk Committee.
Prior to his appointment at Air New Zealand, Mr Norris had a 30 year career in banking. He was Chief Executive Officer of ASB Bank Limited from March 1991 until September 2001 and Head of International Financial Services from August 1999 until 2001.
In August 2005, Mr Norris retired from the Board of Fletcher Building Limited where he had been a Director since 2001.
Other Interests: New Zealand Institute of Management (Fellow) and New Zealand Computer Society (Fellow).
Mr Norris is a resident of New South Wales. Age 57.
Reg J Clairs, AO
Mr Clairs has been a member of the Board since March 1999 and is Chairman of the People & Remuneration Committee and a member of the Risk Committee. As the former Chief Executive Officer of Woolworths Limited, he had thirty-three years experience in retailing, branding and customer service.
Director: David Jones Limited and The Cellnet Group.
Other Interests: Australian Institute of Company Directors (Member).
Mr Clairs is a resident of Queensland. Age 68.
A B (Tony) Daniels, OAM
Mr Daniels has been a member of the Board since March 2000 and is a member of the People & Remuneration and Risk Committees. He has extensive experience in manufacturing and distribution, being Managing Director of Tubemakers of Australia for eight years to December 1995, during a long career with that company. In addition to serving as a director of various public companies, he has also worked with government in superannuation, competition policy and export facilitation. Mr. Daniels will retire from the Board at the Annual General Meeting on 3 November 2006.
Director: O’Connell St Associates.
Other Interests: Australian Institute of Company Directors (Fellow) and Australian Institute of Management (Fellow).
Mr Daniels is a resident of New South Wales. Age 71.
Colin R Galbraith, AM
Mr Galbraith has been a member of the Board since June 2000 and is a member of the Board Performance & Renewal Committee, and the Audit and Risk Committees. He is a special advisor for Gresham Partners Limited.
Chairman: BHP Billiton Community Trust.
Director: GasNet Australia (Group) and OneSteel Limited.
Other Interests: CARE Australia (Director) and Royal Melbourne Hospital Neuroscience Foundation (Trustee). Allens Arthur Robinson (Special Advisor).
Mr Galbraith is a resident of Victoria. Age 58.
S Carolyn H Kay
Ms Kay has been a member of the Board since March 2003 and is also a member of the People & Remuneration and Risk Committees. She holds Bachelor Degrees in Law and Arts and a Graduate Diploma in Management. She has extensive experience in international finance. She was a senior executive at Morgan Stanley in London and Melbourne for 10 years and prior to that she worked in international banking and finance both as a lawyer and banker in London, New York and Melbourne.
Director: Symbion Health Limited, Brambles Industries Ltd, Brambles Industries Plc.
Other Interests: Australian Institute of Company Directors (Fellow). Allens Arthur Robinson (External Member of the Board), Starlight Foundation (Director).
Ms Kay is resident in New South Wales. Age 44.
Warwick G Kent, AO
Mr Kent has been a member of the Board since June 2000 and is a member of the Audit and Risk Committees. He was previously a Director of Colonial Limited, appointed 1998. He was Managing Director and Chief Executive Officer of BankWest until his retirement in 1997. Prior to joining BankWest, Mr Kent had a long and distinguished career with Westpac Banking Corporation.
Chairman: Coventry Group Limited and West Australian Newspapers Holdings Limited.
Director: Hoyts Corporation Pty Ltd.
Other Interests: Walter and Eliza Hall Trust (Trustee), Australian Institute of Company Directors (Fellow), Australian Society of CPAs (Fellow), Finsia (Senior Fellow) and the Chartered Institute of Company Secretaries (Fellow).
Mr Kent is a resident of Western Australia. Age 70.
      Commonwealth Bank of Australia Concise Annual Report 2006       25

Directors’ Report
Fergus D Ryan
Mr Ryan has been a member of the Board since March 2000 and is Chairman of the Audit Committee and a member of the Risk Committee. He has extensive experience in accounting, audit, finance and risk management. He was a senior partner of Arthur Andersen until his retirement in August 1999 after thirty three years with that firm including five years as Managing Partner Australasia. Until November 2002, he was Strategic Investment Co-ordinator and Major Projects Facilitator for the Commonwealth Government.
Member: Prime Minister’s Community Business Partnership and Chairman of the Partnership Sub Committee on Corporate Social Responsibility.
Director: Australian Foundation Investment Company Limited, Clayton Utz, National Australia Day Council and Deputy Chairman for National Library of Australia.
Other Interests: Committee for Melbourne (Patron), Pacific Institute (Counsellor) and Special Committee for Mature Age Workers (Chairman).
Mr Ryan is a resident of Victoria. Age 63.
Frank J Swan
Mr Swan has been a member of the Board since July 1997 and is Chairman of the Risk Committee and a member of the Board Performance and Renewal Committee. He holds a Bachelor of Science degree and has twenty three years senior management experience in the food and beverage industries.
Chairman: Foster’s Group Limited and Centacare Catholic Family Services.
Other Interests: Institute of Directors (Fellow), Australian Institute of Company Directors (Fellow) and Australian Institute of Management (Fellow).
Mr Swan is a resident of Victoria. Age 65.
Barbara K Ward
Ms Ward has been a member of the Board since 1994 and is a member of the Audit and Risk Committees. She holds a Bachelor of Economics and Master of Political Economy and has experience in policy development and public administration as a senior ministerial adviser and experience in the transport and aviation industries, most recently as Chief Executive of Ansett Worldwide Aviation Services. Ms Ward will retire from the board at the Annual General Meeting on 3 November 2006.
Chairperson: Country Energy.
Director: Lion Nathan Limited, Allco Finance Group Limited, Multiplex Limited and Multiplex Funds Management Limited.
Other Interests: Sydney Opera House Trust (Trustee), Australia Day Council of New South Wales (Member) and Australian Institute of Company Directors (Member).
Ms Ward is a resident of New South Wales. Age 52.
David V Murray, Retired 22 September 2005
Mr Murray had been a member of the Board and Chief Executive Officer since June 1992 and was a member of the Risk Committee. He holds a Bachelor of Business, Master of Business Administration, an honorary PhD from Macquarie University and has thirty-eight years experience in banking.
Chairman: Future Fund Australia and Business/Industry/Higher Education Collaboration Council.
Director: Tara Anglican School for Girls Foundation Limited.
Other Interests: International Monetary Conference (Member), Asian Bankers’ Association (Member), Australian Bankers’ Association (Member), Asia Pacific Bankers’ Club (Member), Business Council of Australia (Member), and the Financial Sector Advisory Council (Member).
Mr Murray is a resident of New South Wales. Age 57.
David J Turner, appointed 1 August 2006
Mr Turner is CEO of Brambles, having occupied that role since October 2003. He joined Brambles as Chief Financial Officer in August 2001 having previously been Finance Director of GKN plc. Mr Turner has also served as a member of the Board of Whitbread plc from December 2000 until March 2006. He is a Fellow of The Institute of Chartered Accountants in England and Wales and has wide experience in finance, international business and governance.
Director: Brambles Enterprises Limited, Brambles Finance Limited, Brambles Holdings (UK) Limited, Brambles Industries Limited, Brambles Industries plc, Brambles Limited, CHEP International Inc.
Mr Turner is a resident of New South Wales. Age 61.
Jane Hemstritch, appointment effective 9 October 2006
Mrs Hemstritch is Managing Director — Asia Pacific, Accenture Limited, having been appointed to that role in November 2004. She is a member of Accenture’s global executive leadership team and oversees the management of Accenture’s business portfolio in Asia Pacific. Mrs Hemstritch joined the company in 1982, became a partner in 1988 and has held several leadership roles within that organisation prior to being appointed to her current position. She holds a Bachelor of Science Degree in Biochemistry and Physiology and has professional expertise in technology, communications, change management and accounting. She also has experience across the financial services, telecommunications, government, energy and manufacturing sectors and in business expansion in Asia.
Other Interests: Institute of Chartered Accountants in Australia (Fellow), Institute of Chartered Accountants in England and Wales (Fellow), Business Council of Australia (Member) and Chief Executive Women Inc. (Member)
Mrs Hemstritch is a resident of Victoria. Age 53.
26       Commonwealth Bank of Australia Concise Annual Report 2006

Directors’ Report
Other Directorships
The Directors held directorships on other listed companies within the last three years as follows:

Date of Ceasing
Director	Company	Date Appointed	(if applicable)

J M Schubert	BHP Biliton Limited	01/06/2000
	BHP Biliton Plc	29/06/2001
	Qantas Limited	23/10/2000
	Worley Group Limited	28/11/2002	28/02/2005

R J Norris	Air New Zealand Limited	18/02/2002	30/08/2005
	Fletcher Building Limited	17/04/2001	09/08/2005

R J Clairs	David Jones Limited	22/02/1999
	Cellnet Group Limited	01/07/2004

A B Daniels	The Australian Gas Light Company	04/08/1999	18/10/2005
	Orica Limited	01/03/1995	17/12/2003

C R Galbraith	OneSteel Limited	25/10/2000
	GasNet Australia Group	17/12/2001

S C H Kay	Symbion Health Limited	28/09/2001
	Brambles Industries Limited	01/06/2006
	Brambles Industries Plc	01/06/2006

W G Kent	West Australian Newspaper Holdings Limited	02/02/1998
	Coventry Group Limited	01/07/2001
	Perpetual Trustees Australia Limited (Group)	01/05/1998	31/07/2005

F D Ryan	Australian Foundation Investment Company Limited	08/08/2001

F J Swan	Foster's Group Limited	25/10/1999
	National Foods Limited	11/03/1997	30/06/2005
	Southcorp Limited	26/05/2005	29/07/2005

B K Ward	Lion Nathan Limited	20/02/2003
	Multiplex Group	26/10/2003
	Allco Finance Group Limited	29/04/2005
Directors’ Meetings
The number of Directors’ meetings (including meetings of committees of Directors) and number of meetings attended by each of the Directors of the Commonwealth Bank of Australia during the financial year were:

	No. of Meetings	No. of
Director	Held(1)	Meetings Attended

J M Schubert	9	9
R J Norris	7	7
R J Clairs	9	9
A B Daniels	9	9
C R Galbraith	9	9
S C H Kay	9	9
W G Kent	9	9
F D Ryan	9	9
F J Swan	9	9
B K Ward	9	9
D V Murray	2	2

(1)	The number of meetings held during the time the Director was a member of the Board.
      Commonwealth Bank of Australia Concise Annual Report 2006       27

Directors’ Report
Committee Meetings

					People & Remuneration
	Risk Committee		Audit Committee		Committee
	No. of Meetings	No. of Meetings	No. of Meetings	No. of Meetings	No. of Meetings	No. of Meetings
Director	Held(1)	Attended	Held(1)	Attended	Held(1)	Attended

J M Schubert	6	6	6	5	8	8
R J Norris	5	5
R J Clairs	6	6			8	8
A B Daniels	6	5			8	8
C R Galbraith	6	6	6	6
S C H Kay	6	6			8	8
W G Kent	6	6	6	6
F D Ryan	6	6	6	6
F J Swan	6	5
B K Ward	6	6	6	5
D V Murray	1	1

	Board Performance & Renewal
	Committee
	No. of Meetings	No. of Meetings
Director	Held (1)	Attended

J M Schubert	4	4
C R Galbraith	4	4
F J Swan	4	4

(1)	The number of meetings held during the time the Director was a member of the relevant committee
Principal Activities
The Commonwealth Bank Group is one of Australia’s leading providers of integrated financial services including retail, business and institutional banking, superannuation, life insurance, general insurance, funds management, broking services and finance company activities. The principal activities of the Commonwealth Bank Group during the financial year were:
(i) Banking
The Group provides a full range of retail banking services including housing loans, credit cards, personal loans, savings and cheque accounts, and demand and term deposits. The Group has leading domestic market shares in home loans, credit cards, retail deposits and discount stockbroking, and is one of Australia’s largest issuers of personal loans. The Group also offers a full range of commercial products including business loans, equipment and trade finance, and rural and agribusiness products. For our corporate and institutional clients, we offer a broad range of structured finance, equities and advisory solutions, financial markets and equity markets solutions, transactions banking, and merchant acquiring.
The Group has full service banking operations in New Zealand, Fiji and Indonesia.
The Group also has wholesale banking operations in London, New York, Hong Kong, Singapore, Indonesia, China, Tokyo and Malta.
(ii) Funds Management
The Group is Australia’s largest funds manager and largest retail funds manager in terms of its total value of Funds under Administration, and is Australia’s largest manager in retail superannuation, allocated pensions and annuities by funds under management. The Group’s funds management business is managed as part of the Wealth Management division. This business manages a wide range of wholesale and retail investment, superannuation and retirement funds. Investments are across all major asset classes including Australian and International shares, property, fixed interest and cash.
The Group also has funds management businesses in New Zealand, the UK and Asia.
(iii) Insurance
The Group provides term life insurance, investment contracts, annuities, master trusts, investment products and household general insurance.
The Group is Australia’s largest insurer based on life insurance assets held.
Life insurance operations are also conducted in New Zealand, where the Group has the leading market share, and throughout Asia and the Pacific.
There have been no significant changes in the nature of the principal activities of the Group during the financial year.
Consolidated Profit
Consolidated operating profit after tax and minority interests for the financial year ended 30 June 2006 was $3,928 million (2005: $3,400 million).
The net operating profit for the year ended 30 June 2006 after tax, and before superannuation plan expense, treasury share valuation adjustment, shareholder investment returns, and sale of the Hong Kong insurance business was $3,842 million. This is an increase of $422 million or 12% over the year ended 30 June 2005.
The principal contributing factors to the profit increase were strong growth in banking income following growth in average interest earning assets. Funds management and insurance income growth was also strongly supported by growth in Funds under Administration and solid growth in inforce premiums. Underlying Expense growth was 5%, driven by average salary increases, the commencement of spend on a number of strategic initiatives and, ongoing compliance expenditure partly offset by the realisation of expense savings from Which new Bank initiatives.
28       Commonwealth Bank of Australia Concise Annual Report 2006

Directors’ Report
During the period September 2003 to June 2006, the Bank implemented the Which new Bank program, a program of investment focused on improving customer service and people engagement and simplifying processes. The Bank made significant progress during this time, and financial targets for the program were met and, in some cases, exceeded.
In March 2006, the Bank announced an evolutionary strategic direction that builds directly on the progress achieved through Which new Bank and the Bank’s inherent strengths. The strategy focuses on four key priorities to lift business performance and growth: Customer Service; Business Banking; Technology and Operational Excellence; and Trust and Team Spirit.
Dividends
The Directors have declared a fully franked (at 30%) final dividend of 130 cents per share amounting to $1,668 million. The dividend will be payable on 5 October 2006 to shareholders on the register at 5pm on 18 August 2006. Dividends paid in the year to 30 June 2006 were as follows:
•	As declared in the 30 June 2005 Annual Report, a fully franked final dividend of 112 cents per share amounting to $1,435 million was paid on 23 September 2005. The payment comprised cash disbursements of $1,172 million with $262 million being reinvested by participants through the Dividend Reinvestment Plan; and
•	In respect of the year to 30 June 2006, a fully franked interim dividend of 94 cents per share amounting to $1,211 million was paid on 5 April 2006. The payment comprised cash disbursements of $992 million with $219 million being reinvested by participants through the Dividend Reinvestment Plan.
Review of Operations
An analysis of operations for the financial year is set out in the Highlights and Analysis sections for Banking, Funds Management and Insurance on pages 6 to 17. A review of the financial condition of the Bank is set out in the Highlights on page 6.
Changes in State of Affairs
During the year, the Bank continued to make significant progress in implementing a number of strategic initiatives.
The initiatives are designed to ensure a better service outcome for the Bank’s customers.
Progress within the major initiatives included the following:
•	The implementation of CommServe, a training program designed to ensure our people are able to obtain maximum value from CommSee (the Bank’s state-of-the-art customer management system) in improving Sales and Service outcomes. Over 14,000 staff undertook CommServe training during 2006;
•	The refurbishment of a further 133 branches, taking to 384 the number of branches refurbished over the past 3 years into a design/layout more conducive to effective sales and service;
•	Improved access to Australia’s largest electronic banking and branch network through two new Streamline products with flat monthly fees, and the removal of transaction fees from NetBank;
•	The introduction of the Business Online Saver high yield investment account, the Commonwealth Portfolio Loan product and the Business Line of Credit, all of which have reached $1 billion in balances;
•	Continued platform enhancements and new product offerings including the development of a self managed super offering “YourChoice”, to capitalise on this rapidly growing sector of the market;
•	Strategic alliance formed between Avanteos and Goldman Sachs JB Were, which has contributed $5.0 billion of additional net funds flow;
•	Acquisition of the Gandel Group’s interests in the Colonial First State Property Retail Trust and Gandel Retail Management Trust, which provides funds management and property management services to a number of Colonial First State Retail Property trusts;
On 22 September 2005 the Managing Director and Chief Executive Officer Mr. David Murray retired from the Group, and the Board appointed Mr. Ralph Norris to take over the role. Mr. Norris was previously Managing Director and Chief Executive Officer of Air New Zealand Limited, and prior to that was Managing Director and Chief Executive Officer of ASB Bank Limited.
The Hong Kong insurance business was sold during the year for a profit of $145 million.
There were no other significant changes in the state of affairs of the Group during the financial year.
Events Subsequent to Balance Date
On 11 July 2006 the appointment of Mr. David Turner as a Director was announced. Mr. Turner’s appointment is effective from 1 August 2006.
On 20 July 2006 the Bank concluded agreements to dispose of all holdings in its Loy Yang investment to several parties, for total net proceeds of approximately $175 million. This has resulted in a profit on sale of approximately $70 million.
On 25 July 2006 the appointment of Mr. David Craig as Chief Financial Officer was announced. Mr. Craig’s appointment is due to commence in September 2006.
On 8 August 2006 the retirement of Mr Tony Daniels and Ms Barbara Ward from the Board of the Bank and the appointment of Mrs Jane Hemstritch as a Director of the Bank was announced. Mr Daniels and Ms Ward will retire at the Bank’s Annual General Meeting on 3 November 2006 and Mrs Hemstritch’s appointment will take effect from 9 October 2006.
The Directors are not aware of any other matter or circumstance that has occurred since the end of the financial year that has significantly affected or may significantly affect the operations of the Group, the results of those operations or the state of affairs of the Group in subsequent financial years.
Business Strategies and Future Developments
Accommodation Strategy
On 12 July 2006 the Bank announced its strategy to relocate approximately 5,000 staff from the Sydney central business district to Sydney Olympic Park or Parramatta by 2009-2010. This would result in rationalisation of the existing Sydney CBD property space.
At this stage, it is not anticipated this will have a material financial impact on the Bank’s financial results.
In the majority of cases the relocations are in line with the Bank’s lease expiry profile. Where lease expiries occur beyond the relocation dates opportunities will be taken to sub-let the space in order to avoid shortfalls in rentals.
      Commonwealth Bank of Australia Concise Annual Report 2006       29

Directors’ Report
Business Strategies
Business strategies, prospects and future developments, which may affect the operations of the Group in subsequent financial years, are referred to in the Chairman’s Statement on page 2. In the opinion of the Directors, disclosure of any further information on likely developments in operations would be unreasonably prejudicial to the interests of the Group.
Environmental Regulation
The Bank and its controlled entities are not subject to any particular or significant environmental regulation under a law of the Commonwealth or of a State or Territory, but can incur environmental liabilities as a lender. The Bank has developed credit policies to ensure this is managed appropriately.
Directors’ Shareholdings
Particulars of shares held by Directors in the Commonwealth Bank or in a related body corporate are set out in the Remuneration Report within this report.
Options
An Executive Option Plan (“EOP”) was approved by shareholders at the Annual General Meeting on 8 October 1996 and its continuation was further approved by shareholders at the Annual General Meeting on 29 October 1998. At the 2000 Annual General Meeting, the EOP was discontinued and shareholders approved the establishment of the Equity Reward Plan (“ERP”). The last grant of options to be made under the ERP was the 2001 grant, with options being granted on 31 October 2001, 31 January 2002 and 15 April 2002. A total of 3,007,000 options were granted by the Bank to 81 executives in the 2001 grant. During the financial year, the performance hurdle for the 2001 ERP grant was met. All option grants have now met their specified performance hurdles. During the financial year and for the period to the date of this report 2,741,600 shares were allotted by the Bank consequent to the exercise of options granted under the EOP and ERP. Full details of the Plan are disclosed in Note 5 to the financial statements. No options have been allocated since the beginning of the 2001/2002 financial year.
The names of persons who currently hold options in the Plan are entered in the register of option holders kept by the Bank pursuant to Section 170 of the Corporations Act 2001. The register may be inspected free of charge.
For details of the options previously granted to the Chief Executive Officer, being a Director, refer to the Remuneration Report within this report.
Directors’ Interests in Contracts
A number of Directors have given written notices, stating that they hold office in specified companies and accordingly are to be regarded as having an interest in any contract or proposed contract that may be made between the Bank and any of those companies.
Directors’ and Officers’ Indemnity
Articles 19.1, 19.2 and 19.3 of the Commonwealth Bank of Australia’s Constitution provides:
“19. Indemnity
19.1 Persons to whom articles 19.2 and 19.4 apply
Articles 19.2 and 19.4 apply:
(a) to each person who is or has been a director, secretary or senior manager of the company; and
(b) to such other officers, employees, former officers or former employees of the company or of its related bodies corporate as the directors in each case determine,
(each an “Officer” for the purposes of this article).
19.2 Indemnity
The company must indemnify each Officer on a full indemnity basis and to the full extent permitted by law against all losses, liabilities, costs, charges and expenses (“Liabilities”) incurred by the Officer as an officer of the company or of a related body corporate.
19.3 Extent of indemnity
The indemnity in article 19.2:
(a) is enforceable without the Officer having to first incur any expense or make any payment;
(b) is a continuing obligation and is enforceable by the Officer even though the Officer may have ceased to be an officer of the company or its related bodies corporate; and
(c) applies to Liabilities incurred both before and after the adoption of this constitution.”
An indemnity for employees, who are not directors, secretaries or senior managers, is not expressly restricted in any way by the Corporations Act 2001.
The Directors, as named on pages 25 and 26 of this report, and the Secretaries of the Commonwealth Bank of Australia, being J D Hatton, H J Broekhuijse (resigned 12 July 2005) and C F Collingwood (appointed 12 July 2005) are indemnified under article 19.1, 19.2 and 19.3 as are all the senior managers of the Commonwealth Bank of Australia.
A deed poll has been executed by Commonwealth Bank of Australia consistent with the above articles in favour of each secretary and senior manager of the Bank, each director, secretary and senior manager of a related body corporate of the Bank (except where in the case of a partly owned subsidiary the person is a nominee of an entity which is not a related body corporate of the Bank unless the Bank’s Chief Executive Officer has certified that the indemnity shall apply to that person), and any employee of the Bank or any related body corporate of the Bank who acts as a director or secretary of a body corporate which is not a related body corporate of the Bank.
Directors’ and Officers’ Insurance
The Commonwealth Bank has, during the financial year, paid an insurance premium in respect of an insurance policy for the benefit of those named and referred to above and the directors, secretaries, executive officers and employees of any related bodies corporate as defined in the insurance policy. The insurance grants indemnity against liabilities permitted to be indemnified by the company under Section 199B of the Corporations Act 2001. In accordance with commercial practice, the insurance policy prohibits disclosure of the terms of the policy including the nature of the liability insured against and the amount of the premium.
30       Commonwealth Bank of Australia Concise Annual Report 2006

Directors’ Report — Remuneration Report

Remuneration Report

Introduction	33
Changes since 2005	33
People & Remuneration Committee	33
Compensation Policy	33
Compensation Structure	34
Current Target Potential Compensation Mix for Executives	35
Short Term Incentive (STI) Arrangements	35
Long Term Incentive (LTI) Arrangements	35
Summary of performance hurdles for Employee Reward Plan (ERP) grants	36
Bank Performance	37
Short Term Performance — 2005/2006	37
Cash NPAT performance 2002 — 2006	37
Cash EPS performance 2002 — 2006	37
Long Term Performance	38
LTI Grant Performance	38
Share Price	38
Dividends per Share	38
Directors’ Compensation	39
Managing Director and CEO	39
Non-Executive Directors	39
Details of Components of Non-Executive Directors’ fees	40
Directors’ Retirement Allowance Scheme	40
Compensation of Directors	41
Compensation of Executives	42
Termination Arrangements	43
STI Allocations to Executives for the Year Ended 30 June 2006	44
LTI Allocations to Executives (under 2005 ERP Grant) in the Year Ended 30 June 2006	44
Equity Holdings of Key Management Personnel and Other Executives	45
Shares held by Directors	45
Shares held by Executives	46
Option Holdings of Key Management Personnel and Other Executives	47
Shares Vested and Options Exercised During the Year	48
Loans to Key Management Personnel and Other Executives	49
Terms and Conditions of Loans	50
Other Transactions of Key Management Personnel, Other Executives and Other Related Parties	50
Audit	50
      Commonwealth Bank of Australia Concise Annual Report 2006       31

Directors’ Report — Remuneration Report
To assist readers a number of key terms and abbreviations used in the Remuneration Report are set out below

Term	Definition

Australian Equivalent to International Financial Reporting Standards (AIFRS)	The Australian equivalent to International Financial Reporting Standards (AIFRS) adopted by the Bank from 1 July 2005.

Australian Generally Accepted Accounting Principles (AGAAP)	The financial reporting standards adopted by the Bank up to the year ended 30 June 2005. The 2005 comparatives have been restated for AIFRS.

Base Compensation	Calculated on a total cost basis and includes any Fringe Benefits Tax charges related to employee benefits including motor vehicles.

Board	The Board of Directors of the Bank.

Committee	The People and Remuneration Committee of the Board of Bank.

Compensation	All forms of consideration paid, payable or provided by the Bank, or on behalf of the Bank, in exchange for services rendered to the Bank.

Earnings Per Share (EPS)	The portion of a company’s net profit after tax allocated to each outstanding share of common stock.

Equity Reward Plan (ERP)	The Bank’s long term incentive scheme.

Fixed Compensation	Consists of Base Compensation, as well as employer contributions to superannuation. For further details please refer to page 35.

Group	Commonwealth Bank of Australia and its subsidiaries.

International Financial Reporting Standards (IFRS)	Reporting standards which have been adopted by the International Accounting Standards Board (IASB), an independent, international organisation supported by the professional accountancy bodies. The objective is to achieve uniformity and transparency in the accounting principles used by businesses and other organisations for financial reporting globally.

Key Management Personnel	Persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including any director (whether executive or otherwise) of that entity. In addition to Key Management Personnel, there are separate disclosure requirements for Directors and Executives of the Bank.

Long Term Incentive (LTI)	LTI grants to Executives are delivered in the form of ordinary shares in the Bank that vest if, and to the extent that, a performance hurdle is met. For further details please refer to page 35.

Options	A right to acquire a Bank share on payment of an exercise price if relevant performance hurdles are met.

Other Executives	Other Executives are those who are not Key Management Personnel but are amongst the Executives for whom disclosure is required in accordance with section 300A(1)(c) of the Corporations Act 2001.

Peer Group	The group of competitors that the Bank’s long term incentive plan is compared to in order to determine if the performance hurdle is met.

Performance Hurdle	The criteria relating to the Bank’s long term incentive plan that must be met in order for shares to partially or fully vest within the plan.

Reward Shares	Shares in the Bank granted under the Equity Reward Plan and subject to a performance hurdle.

Short Term Incentive (STI)	Compensation paid with direct reference to the individual’s performance over the preceding financial year. For further details please refer to page 35.

Salary Packaging	An arrangement where an employee agrees to forego part of his or her base compensation in return for non-cash benefits of a similar value.

STI Deferral	Withholding a portion of short term incentives in cash for one year for the CEO and Executives who, in a reporting sense, are no more than two levels removed from the CEO. For further details please refer to page 35.

Total Shareholder Return (TSR)	TSR is calculated by combining the reinvestment of dividends and the movement in the Bank’s share price. TSR is utilised as a performance hurdle for the Bank’s long term incentive plan.
32     Commonwealth Bank of Australia Concise Annual Report 2006

Directors’ Report — Remuneration Report
Introduction
This report details the Bank’s compensation policy for Directors and Key Management Personnel and the links between the performance of the Bank and individual compensation outcomes. Compensation arrangements, including details of equity holdings, loans and other transactions for Directors and Key Management Personnel of the Bank, are also disclosed. In compiling this report the Bank has met the disclosure requirements of accounting standard AASB124 as well as those prescribed by the Corporations Act 2001.
Changes since 2005
Changes arising from revision of Accounting Standards
The 2005 Remuneration Report was compiled in accordance with the disclosure requirements of accounting standard AASB1046 as well as those prescribed by the Corporations Act 2001. Following publication of the 2005 Report, AASB1046 was replaced by AASB124.
The key differences in reporting under the revised AASB124 are:
•	Disclosure of compensation for ‘Key Management Personnel’ as opposed to ‘Specified Executives’ previously. AASB1046 defined a ‘Specified Executive’ as someone who is directly accountable and responsible for the strategic and operational management of an organisation. In 2005, the Bank was required to disclose details of compensation for the five employees, excluding Directors, with the greatest authority in this area. The Bank took the view that all members of its Executive Committee have significant influence over the strategic direction of the Bank, and accordingly defined all nine of its Group Executives as Specified Executives for disclosure purposes. This approach is consistent with the definition of Key Management Personnel required under AASB124, used in compiling the 2006 report;
•	Changes in the sub-categories of compensation that are reported. AASB124 requires the breakdown to be in five categories – short term benefits, post-employment benefits, other long term benefits, termination benefits and share-based payments. This differs from AASB1046 which required four categories – primary benefits, post employment benefits, equity benefits and other benefits; and
•	AASB124 requires the Bank to use a fair value calculation to determine the value of reward shares to be disclosed for each Executive. The fair value approximates the number of shares that are expected to vest in the participants over the expected vesting period. This has resulted in changes in the calculation of long term incentives (LTI) values being disclosed since 2004/05, including some negative values for Executives who forfeited their entitlements to reward shares upon exiting the Bank.
Long Term Incentive (LTI) design change – Equity Reward Plan (ERP)
In 2006 the Bank reviewed and will implement the following changes to ERP design features for future grants:
•	Restriction of re-testing from four occasions to one occasion, 12 months after initial testing, at which time a maximum of 50% only of the original grant may vest; and
•	The use of a straight line vesting scale with 50% vesting at the 51st percentile, through to 100% vesting at the 75th percentile. Previous vesting commenced when Bank performance met the 50th percentile, with 100% vesting at the 75th percentile, but the scale was tiered with accelerated straight line vesting where performance exceeded the 67th percentile.
People & Remuneration Committee
The Bank’s compensation arrangements are overseen by the People & Remuneration Committee of the Board, which currently consists of Mr R J Clairs (Chairman), Mr A B Daniels, Ms S C H Kay and Dr J M Schubert. The Committee’s activities are governed by its terms of reference which is available on the Bank’s website at http://shareholders.commbank.com.au.
The Committee considers changes in compensation policy likely to have a material impact on the Bank and is informed of leadership performance, legislative compliance on employment issues, industrial agreements and incentive plans operating across the Bank.
The Committee also considers senior appointments and compensation arrangements for senior management. The full Board approves the compensation arrangements, performance reviews and talent reviews for the Chief Executive Officer (CEO) and Group Executives (senior direct reports to the CEO), as outlined in the Corporate Governance Statement.
The policy of the Board is that the Committee shall consist entirely of independent Non-Executive Directors. The CEO attends Committee meetings by invitation but does not attend in relation to matters that can affect him.
Compensation Policy
The Bank’s compensation systems complement and reinforce its performance culture, leadership and talent management systems. The compensation systems aim to:
•	Attract and retain high calibre employees;
•	Align individual and Bank goals; and
•	Ensure total compensation is competitive by market standards. Fixed compensation is generally set at the market median and total compensation up to the 75th percentile for performance. In this regard the Bank is careful not to generate upward pressure on the market.
For Executives, this also aims to reward with an appropriate mix of compensation according to their level in the organisation, with a significant weighting towards both short term and long term variable (‘at risk’) pay linked to performance. This weighting increases at higher levels in the organisation. This focus aims to:
•	Reward Executives for Bankwide, business unit and individual performance against targets set by reference to appropriate benchmarks and against behavioural standards;
•	Align the interests of Executives with those of shareholders; and
•	Link Executive reward with the strategic goals and sustainable performance of the Bank.
In determining appropriate levels of Executive compensation, the People & Remuneration Committee engages an external consultant to provide independent advice. This ensures that the compensation of Executives is set competitively compared to the market. It also helps the Committee understand movements and trends in Executive compensation that should be factored into considerations regarding the compensation of Executives.
Compensation and terms and conditions of employment are specified in an individual contract of employment with each Executive, which is signed by the Executive and the Bank.
Commonwealth Bank of Australia Concise Annual Report 2006     33

Directors’ Report — Remuneration Report
Compensation Structure
Compensation of the Bank’s Executives consists of three key elements:
•	Fixed compensation;
•	Short Term Incentive (STI); and
•	Long Term Incentive (LTI).
The ‘mix’ of these components for each Executive varies according to their role, as outlined below.
The following diagram illustrates the annual cycle of the Bank’s compensation arrangements for senior executives.

(1)	STI refers to Short Term Incentive

(2)	STI deferral applies generally to the CEO and to executives who, in a reporting sense, are no more than three levels removed from the CEO. Payment is subject to forfeiture on resignation or misconduct, including misrepresentation of performance outcomes.

(3)	LTI refers to Long Term Incentive. LTI grant allocations are made by September each year. After three years the grant is measured against the performance hurdle to assess what portion of the grant, if any, will vest at that time. Some re-testing can occur after that time. Refer to page 35 for further detail.

(4)	Maximum vesting period of four years applies to all future LTI grants. Refer page 35 for further details.
The following table generally summarises the eligibility of each compensation element by Employee Group

	Fixed	Short Term	Long Term
	Compensation	Incentive (STI)	Incentive (LTI)	STI Deferral (1)	Salary Packaging (2)

CEO	✓	✓	✓	✓	✓

Group Executive	✓	✓	✓	✓	✓

Executive General Manager	✓	✓	✓	✓	✓

General Manager	✓	✓	✓	✗	✓

Executive Manager	✓	✓	✗	✗	✓

Australian Workplace Agreement	✓	✓	✗	✗	✓

Other Staff	✓	✓	✗	✗	✗

(✓)	Eligible

(✗)	Ineligible

(1)	STI Deferral also applies to certain General Managers and Executive Managers with relatively high levels of STI payments.

(2)	Salary packaging refers to the option for employees to sacrifice base compensation for other benefits.
34     Commonwealth Bank of Australia Concise Annual Report 2006

Directors’ Report — Remuneration Report
Fixed Compensation
Fixed compensation consists of base compensation (which is calculated on a total cost basis and includes any FBT charges related to employee benefits including motor vehicles) as well as employer contributions to superannuation.
Fixed compensation is competitively set so that the Bank can attract, motivate and retain high calibre local and international Executives.
Fixed compensation is reviewed annually by the People & Remuneration Committee through a process that considers relevant comparative compensation in the market and internal and, where appropriate, external advice on policies and practices. As noted above, the Committee has access to external advice independent of management.
Variable (‘At Risk’) Compensation
The relationship of fixed and variable compensation (potential short term and long term incentives) is approved for each level of executive management by the People & Remuneration Committee.
The Bank’s compensation structure is designed to motivate employees for quality short and long term performance. The mix between short term and long term variable components maintains a focus on the sustainable short term performance of the Bank, whilst ensuring a clear line of sight in positioning the Bank for its longer term success.
The current target mix of compensation components for Executives is illustrated in the following table.
Current target potential compensation mix for executives

	Fixed Component	STI	LTI
	(base compensation and	Component	Component
	Superannuation) %	%	%

CEO	25	25	50

Group Executives	30	30	40

Executive General Managers	40	30	30

General Managers	50	35	15
Where market practice requires, the structure for some specialist (high revenue-generating) roles differs from that which applies generally to Executive management. For such specialists, a greater proportion of the variable component of compensation may be in short term rather than long term incentives but the overall mix of compensation is still heavily weighted towards ‘at risk’ pay.
Short Term Incentive (STI) Arrangements
Employees at all levels of the Bank participate in STI arrangements.
Actual STI payments for Executives depend on the extent to which operating targets and behaviour standards set at the beginning of the financial year are met.
Depending on the Executive’s level within the organisation, any actual STI payments received are based on a combination of Bankwide, business unit and individual performance.
On an annual basis, after consideration of performance against Key Result Areas, the Board approves an overall performance rating for the Bank and each business unit. The Executive’s manager assesses individual performance based on the Bank’s Performance Feedback and Review (Performance Management) system.
Executives generally do not receive a performance payment if their individual performance is not ‘meeting expectations’. Such situations would be under active performance management.
The aggregate of annual STI payments available for Executives across the Bank is subject to the approval of the People & Remuneration Committee. In the case of the CEO and Group
For payments made in recognition of performance for the year ended 30 June 2006, where STI deferral applies, the STI payments are delivered in two components –
•	50% paid as immediate cash payment; and

•	50% in cash deferred for one year. Generally, the Executive will need to be an employee of the Bank at the end of the deferral period to receive this portion.
Long Term Incentive (LTI) Arrangements
Under the Bank’s Equity Reward Plan (ERP), LTI grants to Executives are delivered in the form of ordinary shares in the Bank that vest in the Executive if and to the extent that a performance hurdle is met.
LTI grants are made to Executives who are able to directly influence the generation of shareholder wealth and thus the Bank’s performance against the relevant hurdle. Participation is thus restricted to Executives who, in a reporting sense, are no more than three levels removed from the CEO.
The quantum of grants made to each Executive depends on their level within the organisation and has regard to the desired mix between fixed compensation, short term and long term incentive as well as the performance and potential of the individual Executive.
The Bank’s LTI plans do not allow the participants to hedge their exposure to unvested shares or reduce the risk associated with the performance hurdles in any way. The Bank has never put in place any enablers to facilitate hedging arrangements.
Commonwealth Bank of Australia Concise Annual Report 2006     35

Directors’ Report — Remuneration Report
No value will accrue to the Executive unless the Bank’s Total Shareholder Return (TSR) at least meets the 51st percentile of a peer comparator group of companies over a three to four year period. This was the 50th percentile prior to the 2006 grant. The percentage of shares vesting in the Executive rises with increased performance. To receive the full value of the LTI grant, the Bank’s performance must be in the top quartile of the peer group.
The ERP arrangements represent a restriction of re-testing from the previous four occasions to one occasion, 12 months after initial testing, at which time a maximum of 50% only of the original grant may vest.
The table below provides a summary of the ERP grants from previous years that were in operation during the year ended 30 June 2006.
Summary of performance hurdle for Employee Reward Plan (ERP) grants

	2002 Grant (1)	2003 Grant	2004 Grant	2005 Grant

Performance measurement From	2 Aug 2002	1 Aug 2003	23 Sept 2004	15 Jul 2005
To	3 Oct 2005	2 Oct 2006	24 Sept 2007	16 Jul 2008

Additional measurement opportunities	Every Six months from	Every Six months from	Every Six months from	Every Six months from
	3 Aug 2005 until	2 Aug 2006 until	24 Sept 2007 until	16 July 2008 until
	2 Oct 2007	1 Oct 2008	23 Sept 2009	15 July 2010

Expiry Date if Exercisable	2 Oct 2007	1 Oct 2008	23 Sept 2009	14 July 2010

Status as at 30 June 2006	30th percentile	50th percentile	51st percentile	40th percentile

Vesting Scale	<50th percentile = Nil shares 50th – 67th percentile = 50% - 75% of shares 68th -75th percentile = 76% - 100% of shares

Performance Hurdle (2)	TSR vs Peer Group. Where the rating is at least at the 50th percentile on the third anniversary of the grant, the shares will vest at a time nominated by the Executive, within the half yearly windows, over the next two years. The vesting percentage will be the higher of the rating determined at the third anniversary of the grant and the rating determined at the half yearly measurement point at which the Executive nominates that the shares will vest.

Where the rating is below the 50th percentile on the third anniversary of the grant, the shares can still vest if the rating reaches the 50th percentile at one of the half yearly measurement points prior to the fifth anniversary, but the maximum vesting will be 50%.

(1)	The 2002 Grant did not meet the performance hurdle at the first or second measurement points.

(2)	Amendments have been made for the 2006 grant to adopt a straight line vesting scale with 50% vesting at the 51st percentile, through to 100% vesting at the 75th percentile. Previous vesting commenced when Bank performance met the 50th percentile, with 100% vesting at the 75th percentile but the scale was tiered with accelerated straight line vesting where performance exceeded the 67th percentile. A restriction of re-testing from four occasions to one occasion, 12 months after initial testing, at which time a maximum of 50% only of the original grant may vest has also been implemented for 2006 and future grants.
The use of a relative TSR based hurdle ensures an alignment between comparative shareholder return and reward for Executives.
In assessing whether the performance hurdles for each grant have been met, the Bank receives independent data from Standard & Poor’s which provides both the Bank’s TSR growth from the commencement of each grant and that of the peer group (excluding the Bank). The Bank’s performance against the hurdle is then determined by ranking each company in the peer group and the Bank in order of TSR growth from the commencement of each grant. A weighting for each company in the peer group is determined by dividing the market capitalisation of the relevant company by the total market capitalisation of the peer group. The Bank’s percentile ranking is determined by aggregating the calculated weighting of each company ranked below the Bank.
The peer group chosen for comparison reflects the Bank’s business mix and currently consists of:

Adelaide Bank	Macquarie Bank

AMP	National Australia Bank

Australian & New Zealand Banking Group	QBE insurance

AXA	St George

Bank of Queensland	Suncorp-Metway

Bendigo Bank	Westpac Banking Group

IAG
The Bank is excluded from this group.
Further details of the ERP are in Note 5 to the Financial Statements.
36     Commonwealth Bank of Australia Concise Annual Report 2006

Directors’ Report — Remuneration Report
Bank Performance
Short Term Performance – 2005/2006
The Bank’s Short Term Incentive framework is underpinned by a performance management system through which all staff are assessed on outcomes and behaviours. Staff have common Key Result Areas in Customer Service, People Engagement and Business Outcomes. All executives of the Bank in roles of General Manager and above are assessed in relation to a ‘Special Task’ / Project which is designed to ensure continuing focus beyond business as usual and to enhance Bankwide collaboration.
Within the Key Result Areas, particular emphasis is given to the Bank’s four strategic priorities of Customer Service, Business Banking, Technology and Operational Excellence and Trust and Team Spirit when assessing performance.
Below is a description of the Bank’s performance in each of the Key Result Areas.
Summary of Bank Performance

Key Result Area	Commentary

Customer Service	The Bank’s vision is ‘to be Australia’s finest financial services organisation through excelling in customer service’. The Bank has made progress as a result of the Which new Bank program, through enhanced customer turnaround times, the implementation of CommSee and CommServe, further branch refurbishments and, more recently, the introduction of new products, removal of transaction fees from NetBank and the opening of some branches on Saturdays for convenient banking.

In March 2006 the Bank announced an evolutionary strategic direction for the next phase of the Bank’s development. The strategy draws on the Bank’s strengths and attributes and identifies areas of opportunity and brings together these two elements to ensure customers benefit in a way that is important to them.

It is expected that the impact during 2006/2007 of service initiatives already completed and being implemented will add further to the Bank’s competitiveness, customer satisfaction levels and ultimately the Bank’s market share in profitable areas.

People Engagement	There have been solid people engagement improvements driven from the Which new Bank program. This result is supported by enhanced employee satisfaction readings, key culture change measures, a continuing safety improvement focus and the implementation of enhanced leadership, performance management and talent management frameworks.

This progress is reflective of the Bank’s commitment to its people. The evolutionary strategy builds on the success of the Which new Bank program and includes a strategic priority relating to Trust and Team spirit. Through strengthening leadership, developing and valuing our people and working collaboratively business performance will be lifted and growth will continue.

Business Outcomes	The Bank exceeded its net profit after tax (NPAT) targets for the year ended 30 June 2006. Cash NPAT increased by 16% compared to the prior year. This result includes the profit from the sale of the Hong Kong insurance business of $145 million. Excluding this item, cash NPAT increased 12%. Underlying NPAT also increased by 12%.

All Which new Bank market commitments were either met or exceeded.

The result was delivered through strong performances across the business driven by strong growth in Banking Income. Fund flows and investment returns have also been strong, insurance growth has been good and productivity continues to improve.
The following graphs illustrate the Bank’s NPAT and earnings per share (EPS) performance on a cash basis over the last five years. The graphs note the years where AIFRS accounting arrangements have been in place. Please see Note 1 to the Bank’s Financial Statements for further information regarding the impact of AIFRS requirements on these measures.
Cash NPAT performance 2002 to 2006
Cash EPS performance 2002 to 2006
Commonwealth Bank of Australia Concise Annual Report 2006     37

Directors’ Report — Remuneration Report
Long Term Performance
Long term performance is measured on the Bank’s Total Shareholder Return (TSR) relative to its peers.
All future LTI grants require the Bank’s performance to reach at least the 51st percentile for 50% of the shares granted to vest. All of the shares granted will only vest if the Bank’s performance reaches the 75th percentile.
2002, 2003, 2004 and 2005 LTI Grant Performance
For these LTI grants, the Bank’s relative TSR performance must reach at least the 50th percentile for 50% of the shares granted to vest. All of the shares granted will only vest if the Bank’s performance reaches the 75th percentile.
As at 30 June 2006, the Bank’s performance was tracking under the 50th percentile for the 2002 and 2005 grants. The 2003 grant is currently at the 50th percentile and the 2004 grant has reached the 51st percentile.
Share Price
The Bank’s share price has trended upward over the last five years, with a steeper incline over the last 18 months.
Share Price ($)
Dividends per Share
The Bank’s dividend per share has increased consistently over the past five years.
Dividends Per Share (cents)
38     Commonwealth Bank of Australia Concise Annual Report 2006

Directors’ Report — Remuneration Report
Directors’ Compensation
Ralph Norris (Managing Director and CEO)
Summary of Compensation Arrangements
The Bank appointed Mr Ralph Norris as Managing Director and CEO effective 22 September 2005. Mr Norris’ compensation consists of fixed and variable (at risk) components. For the year ended 30 June 2006, fixed compensation, which comprises base compensation (calculated on a total cost basis and includes any FBT charges related to employee benefits including motor vehicles) as well as employer contributions to superannuation, was 46% of total compensation.
The variable (at risk) compensation consists of short and long-term incentives.
Short Term Incentives (STIs) are delivered in two components: 50% made as an immediate cash payment and 50% in deferred cash. Performance is measured against Key Result Areas, with payment subject to the approval of the Board. The Board has assessed Mr Norris’ performance for the year. The Bank has approved a total STI payment of $1.3 million.
This assessment took into account the following factors:
•	Progress in relation to the Bank’s four strategic priorities of Customer Service, Business Banking, Technology and Operational Excellence and Trust and Team Spirit;
•	Business and financial results;
•	Recruitment and development of top management;
•	Employee engagement initiatives;
•	The Bank’s sales and service culture; and
•	Relationships with external stakeholders including the general community, investors, regulators, Government and the media.
Long Term Incentives (LTIs) are delivered in the form of Reward Shares under the Bank’s Equity Reward Plan, and no value will accrue unless the Bank’s Total Shareholder Return (TSR) at least meets the 50th percentile of the comparator group of companies for the 2005 grant and the 51st percentile for the 2006 grant and beyond. At the 2005 Annual General Meeting (AGM), the Board sought and was granted the approval of shareholders for a maximum of $12,000,000 to be allocated to Mr Norris in three tranches prior to the 2007 AGM.
The total variable compensation for the year ended 30 June 2006 was 54% of total compensation.
The Board determines Mr Norris’ compensation, pursuant to the Constitution, as part of the terms and conditions of his appointment. Those terms and conditions are established in a contract of employment with Mr Norris which was effective from 22 September 2005 with compensation subject to review annually by the Board. Mr Norris’ compensation arrangements are detailed on page 41 (Compensation of Directors) and follow the same principles as other Executives except in relation to the Bank seeking shareholder approval of LTI grants.
Mr Norris’ contract provides for no end date, although he may resign at any time by giving six months notice. The Bank may terminate Mr Norris’ employment, in cases other than misconduct, on twelve months notice in his first year of service and six months notice thereafter. In the latter case the Bank will pay all fixed compensation and any outstanding statutory entitlements. Any unvested STI or LTI amounts will be payable at the discretion of the Board.
There is also a provision allowing Mr Norris to terminate the agreement if a material change to his status occurs and to receive benefits as if the Bank had terminated his employment.
On exit from the Bank Mr Norris is entitled to receive his statutory entitlements of accrued annual and long service leave as well as accrued superannuation benefits. This arrangement is the same for all Executives.
Non-Executive Directors
Compensation Arrangements
Compensation for Non-Executive Directors consists of base and committee fees within a maximum of $3,000,000 per annum as approved by shareholders at the Annual General Meeting held on 5 November 2004. As indicated at the time of approval the total compensation for Non-Executive Directors is less than that approval. This will allow for additional Board members to be appointed to continue having an appropriate mix of skills and experience as well as to accommodate compensation increases in the future, when justified. No component of Non-Executive Director compensation is contingent upon performance.
On appointment to the Board, Non-Executive Directors enter into a service agreement with the Bank in the form of a letter of appointment. The letter of appointment, a copy of which appears on the Bank’s website, summarises the Board policies and terms, including compensation, relevant to the office of Director. All Non-Executive Directors have entered into a form of service agreement.
The policy of the Board is that the aggregate amount of fees should be set at a level which provides the Bank with the necessary degree of flexibility to enable it to attract and retain the services of directors of the highest calibre.
The Board Performance and Renewal Committee annually reviews the fees payable to individual Non-Executive Directors and takes into account relevant factors and, where appropriate, receives external advice on comparable compensation. The Committee decided to defer the review of fees to December 2006.
Non-Executive Directors have 20% of their annual fees applied to the mandatory on-market acquisition of shares in the Bank. In addition, in 2005/06, Non Executive Directors could voluntarily elect to sacrifice up to a further 50% of their fees for the acquisition of shares (the Board subsequently approved the removal of this limit).
The Bank’s Non-Executive Directors’ fee structure provides for a base fee for all Bank Directors of $160,000, and a base Chairman’s fee of $560,000. In addition, amounts are payable where Directors are members of, or chair a Committee. Details of the breakdown of each Non-Executive Directors’ fees is provided on page 40. The Bank also contributes to compulsory superannuation on behalf of Non-Executive Directors.
Commonwealth Bank of Australia Concise Annual Report 2006     39

Directors’ Report — Remuneration Report
Details of Components of Non-Executive Directors’ fees

	Committee Compensation
	Board	People and
	Compensation (1)	Remuneration	Audit	Risk	Total
Director	$	$	$	$	$

J M Schubert	560,000	20,000	—	20,000	600,000
R J Clairs	160,000	35,000	—	20,000	215,000
A B Daniels	160,000	20,000	—	20,000	200,000
C R Galbraith	160,000	—	25,000	20,000	205,000
S C H Kay	160,000	20,000	—	20,000	200,000
W G Kent	160,000	—	25,000	20,000	205,000
F D Ryan	160,000	—	45,000	20,000	225,000
F J Swan	160,000	—	—	35,000	195,000
B K Ward	160,000	—	25,000	20,000	205,000

Total	1,840,000	95,000	120,000	195,000	2,250,000

(1)	Non-Executive Directors sacrifice 20% of these fees on a mandatory basis under the Non-Executive Directors Share Plan (NEDSP).
Retirement Benefits
Under the Directors’ Retirement Allowance Scheme, which was approved by shareholders at the 1997 Annual General Meeting, Directors previously accumulated a retirement benefit on a pro rata basis to a maximum of four years’ total emoluments after twelve years’ service. No benefit accrued until the Director had served three years on the Board. In 2002 the Board decided to discontinue the Directors’ Retirement Allowance Scheme without affecting the entitlements of the then existing Non-Executive
Directors. After that time, new Directors have not been entitled to participate in the scheme.
The Board resolved with effect from the 2004 Annual General Meeting to terminate accrual of further benefits under the Scheme and freeze the entitlements of current members until their respective retirements. This approach has resulted in compensation arrangements being expressed in a more transparent manner.
The entitlements of the Non-Executive Directors under the Directors’ Retirement Allowance Scheme are:
Directors’ Retirement Allowance Scheme

	Increase in Accrued Benefit in Year	Entitlement as at 30 June 2005
Director	$	$

J M Schubert	—	636,398
R J Clairs	—	202,989
A B Daniels	—	160,618
C R Galbraith	—	159,092
S C H Kay (1)	—	—
W G Kent	—	159,092
F D Ryan	—	168,263
F J Swan	—	266,173
B K Ward	—	370,180

Total		2,122,805

(1)	Ms Kay was appointed a Director after the closure of the scheme.
40     Commonwealth Bank of Australia Concise Annual Report 2006

Directors’ Report — Remuneration Report
Compensation of Key Management Personnel and Other Executives
Individual compensation details for Directors for the year ended 30 June 2006 are set out below
Compensation of Directors

				Post Employment
	Short Term Benefits			Benefits		Equity Benefits			Other Benefits
			STI			STI	LTI
		Cash STI	Deferred	Super-	Retirement	Deferred	Reward		Termi-
	Cash	payment	in Cash	annuation	Allowance	in Shares	Shares	NEDSP	nation	Other	Total
	Fixed (1)	At Risk	At Risk	Fixed (2)	Fixed (3)	At Risk	At Risk	Fixed (1)	Benefits	Benefits	Compensation
	$	$	$	$	$	$	$	$	$	$	$

J M Schubert	Chairman (commenced as Chairman on 26 November 2004)
2006	478,665	—	—	43,082	—	—	—	119,666	—	—	641,413
2005	342,987	—	—	30,869	12,157	—	—	85,747	—	—	471,760
R J Norris (4)	Managing Director and CEO (commenced in role on 22 September 2005. See notes to the “Compensation of Executives” table for details of individual items)
2006	921,642	—	650,000	1,248,358	—	—	483,045	—	—	846,963	4,150,008
2005	—	—	—	—	—	—	—	—	—	—	—
R J Clairs
2006	171,529	—	—	15,438	—	—	—	42,882	—	—	229,849
2005	139,075	—	—	12,517	18,201	—	—	34,769	—	—	204,562
A B Daniels (5)
2006	159,562	—	—	—	—	—	—	39,891	—	—	199,453
2005	131,831	—	—	11,865	15,159	—	—	32,958	—	—	191,813
C R Galbraith
2006	163,551	—	—	14,720	—	—	—	40,888	—	—	219,159
2005	130,220	—	—	11,720	8,542	—	—	32,555	—	—	183,037
S C Kay
2006	159,562	—	—	14,361	—	—	—	39,891	—	—	213,814
2005	165,976	—	—	14,938	—	—	—	41,494	—	—	222,408
W G Kent
2006	163,551	—	—	14,720	—	—	—	40,888	—	—	219,159
2005	130,220	—	—	11,720	8,542	—	—	32,555	—	—	183,037
F D Ryan
2006	179,507	—	—	16,156	—	—	—	44,877	—	—	240,540
2005	145,398	—	—	13,086	12,723	—	—	36,350	—	—	207,557
F J Swan
2006	155,573	—	—	14,002	—	—	—	38,893	—	—	208,468
2005	124,478	—	—	11,203	8,087	—	—	31,120	—	—	174,888
B K Ward
2006	163,551	—	—	14,720	—	—	—	40,888	—	—	219,159
2005	135,831	—	—	12,225	17,225	—	—	33,958	—	—	199,239
D V Murray (4) (6)	(retired 22 September 2005. See notes to the “Compensation of Executives” table for details of individual items)
2006	351,500	—	—	1,395,557	—	112,500	(2,891,623)	—	8,772,464	—	7,740,398
2005	1,757,500	760,000	760,000	142,500	—	431,250	1,124,865	—	—	—	4,976,115

Total Compensation for Directors
2006	3,068,193	—	650,000	2,791,114	—	112,500	(2,408,578)	448,764	8,772,464	846,963	14,281,420
2005	3,328,730	760,000	760,000	274,839	100,636	431,250	1,124,865	392,808	—	—	7,173,128

(1)	For Non-Executive Directors, this includes that portion of base fees and committee fees paid as cash. Non-Executive Directors also sacrifice 20% of their fees on a mandatory basis under the Non-Executive Directors Share Plan (NEDSP). Further detail on the NEDSP is contained in Note 5 to the Financial Statements.

(2)	Represents company contribution to superannuation and includes any allocations made by way of salary sacrifice by Executives.

(3)	For Non-Executive Directors this represents the increase in their accrued benefit in the year under the Director’s Retirement Allowance Scheme which was approved by shareholders at the 1997 Annual General Meeting. See page 40 regarding discontinuance of the Scheme.

(4)	Refer to page 39 for explanatory information for each compensation component.

(5)	Mr Daniels turned 70 during the year ended 30 June 2005. The Bank’s compulsory superannuation obligations cease after a person reaches age 70.

(6)	Mr Murray’s termination benefit represents a pro rata entitlement to Performance Units granted in place of the Reward Shares originally granted under the 2002, 2003 and 2004 ERP arrangements that were automatically forfeited when he retired from the Bank. The Performance Units may vest in him at a future date, depending on the performance of the relevant grant. He may receive all, some or none of these Performance Units, depending on the performance of the grant over the relevant periods. This arrangement is consistent with termination arrangements for Executives who have unvested ERP Reward Shares when they retire from the Bank.
Commonwealth Bank of Australia Concise Annual Report 2006     41

Directors’ Report — Remuneration Report
Individual compensation details for Executives for the year ended 30 June 2006 are set out below:
Compensation of Executives

					Post
					Employment
	Short Term Benefits				Benefits	Equity Benefits		Other Benefits
				STI		STI	LTI
		Non	Cash STI	Deferred in	Super-	Deferred	Reward	Termi-
	Cash	Monetary	payment	Cash	annuation	in Shares	Shares	nation	Other	Total
	Fixed (1)	Fixed (2)	At Risk (3)	At Risk (4)	Fixed (5)	At Risk (6)	At Risk (7)	Benefits (8)	Benefits (9)	Compensation
	$	$	$	$	$	$	$	$	$	$

M A Cameron	Group Executive, Retail Banking Services
2006	833,465	10,260	382,485	382,485	59,995	42,500	346,920	—	—	2,058,110
2005 (10)	718,300	10,260	327,250	327,250	51,700	160,625	190,436	—	—	1,785,821
L G Cupper	Group Executive, People Services
2006 (11)	634,500	10,260	—	—	643,900	48,750	396,886	—	—	1,734,296
2005 (10)	605,000	10,260	292,500	292,500	45,000	185,625	274,675	—	—	1,705,560
S I Grimshaw	Group Executive, Premium Business Services
2006	1,026,000	10,260	506,000	506,000	74,000	70,000	560,429	—	—	2,752,689
2005 (10)	932,500	10,260	425,000	425,000	67,500	275,625	369,986	—	—	2,505,871
H D Harley	Group Executive, Group Strategic Development
2006	839,500	9,837	324,000	324,000	60,500	57,500	449,894	—	—	2,065,231
2005 (10)	783,500	10,260	357,500	357,500	56,500	207,500	273,868	—	—	2,046,628
M R Harte	Group Executive, Enterprise IT (commenced in the role on 10 April 2006)
2006	117,500	—	64,575	64,575	708,500	—	—	—	115,825	1,070,975
2005 (10)	—	—	—	—	—	—	—	—	—	—
M A Katz	Group Executive, Premium Business Services (resigned on 24 March 2006)
2006 (12)	775,227	7,490	—	—	50,330	72,500	(1,293,780)	3,564,028	—	3,175,795
2005 (10)	950,000	10,260	382,500	382,500	68,400	277,500	453,878	—	—	2,525,038
R V McKinnon	Group Executive, Technology Services (resigned on 31 December 2005)
2006 (12)	293,750	5,130	—	(240,000)	21,250	(35,625)	(542,201)	31,280	—	(466,416)
2005 (10)	560,000	10,260	240,000	240,000	40,000	138,750	191,324	—	—	1,420,334
G L Mackrell	Group Executive, International Financial Services
2006	710,000	10,260	363,400	363,400	80,907	50,625	419,034	—	—	1,997,626
2005 (10)	628,000	10,260	315,000	315,000	84,985	198,125	270,349	—	—	1,821,719
J K O’Sullivan	General Counsel
2006	755,600	10,260	291,200	331,200	94,400	50,000	313,517	—	—	1,846,177
2005 (10)	728,000	10,260	295,000	295,000	52,000	150,000	186,873	—	—	1,717,133
G A Petersen	Group Executive, Wealth Management
2006	542,233	10,260	282,449	282,449	102,543	27,612	219,233	—	—	1,466,779
2005 (10)	437,000	10,260	217,500	217,500	72,200	103,227	110,538	—	—	1,168,225

Total Compensation (13)
2006	6,527,775	84,017	2,214,109	2,014,109	1,896,325	383,862	869,932	3,595,308	115,825	17,701,262
2005 (10) (13)	6,342,300	92,340	2,852,250	2,852,250	538,285	1,696,977	2,321,927	—	—	16,696,329

Other Executives (14)
J Beggs	Executive General Manager, Enterprise IT
2006	412,000	—	721,000	721,000	12,139	162,504	147,989	—	—	2,176,632
2005	400,000	—	1,125,000	1,125,000	11,585	625,012	94,741	—	—	3,381,338
W Negus	Chief Executive Officer, Colonial First State Global Asset Management (commenced in role 1 June 2005)
2006	932,836	10,260	886,000	886,000	67,164	—	194,994	—	—	2,977,254
2005	77,333	855	—	—	5,568	—	—	—	—	83,756
M Touw (15)	Executive General Manager, Global Markets and Group Treasury
2006	535,600	10,260	2,420,000	3,630,000	38,563	317,243	168,236	—	—	7,119,902
2005	515,000	10,260	831,110	1,246,665	37,080	678,946	106,986	—	—	3,426,047

Total Compensation for Executives
2006	8,408,211	104,537	6,241,109	7,251,109	2,014,191	863,609	1,381,151	3,595,308	115,825	29,975,050
2005	7,334,633	103,455	4,808,360	5,223,915	592,518	3,000,935	2,523,654	—	—	23,587,470

Amounts in the above table reflect compensation for the time the Executive has been in a Key Management Personnel role, i.e. pro-rating is applied relative to the date the Executive commenced or ceased a Key Management Personnel role. Compensation earned as an Executive prior to appointment to a Key Management Personnel role is not included in the amounts shown for that Executive.

(1)	Reflects amounts paid in the year ended 30 June and is calculated on a total cost basis. Included may be salary sacrifice amounts (e.g. motor vehicles plus FBT) with the exception of salary sacrifice superannuation which is included under ‘Superannuation’.

(2)	Represents the cost of car parking (including FBT).

(3)	Cash STI payment represents the amount of cash immediately payable to an Executive in recognition of performance for the year ended 30 June, with the exception of STI sacrificed to superannuation which is included under ‘Superannuation’.

(4)	STI Deferred in Cash represents the mandatory deferral of 50% of STI payments for Executives in recognition of performance to the year ended 30 June 2006. These amounts are deferred until 1 July 2007. Generally, the Executive will need to be an employee of the Bank at the end of the deferral period to receive this portion. Deferrals of STI payments prior to 2005 were made in shares.

(5)	Represents company contribution to superannuation and includes any allocations made by way of salary sacrifice by Executives.
42     Commonwealth Bank of Australia Concise Annual Report 2006

Directors’ Report — Remuneration Report

(6)	STI Deferred in Shares represents the cost of shares acquired under the mandatory component of the Equity Participation Plan (EPP). Shares vest in two equal tranches after one and two years respectively. For example, for STI payments for the year ended 30 June 2004, half the shares vested on 1 July 2005 and half vested on 1 July 2006. The amount included in compensation each year has been amortised on a straight-line basis over the vesting period for each tranche of shares. See Note 5 to the Financial Statements for further details on the operation of the EPP. The last share grant made under the mandatory component of the EPP was in 2005. Mr McKinnon forfeited shares deferred under the mandatory component of the EPP (MEP) when he exited the Bank, resulting in a reversal of disclosed amounts for STI Deferred in Shares, as required under AASB124.

(7)	The ‘fair value’ of LTI reward shares has been calculated using a Monte-Carlo simulation method, incorporating the assumptions below : The assessment has been made as at purchase date for each ERP grant based on the expected future TSR performance of the Bank and each member of its peer group. The annualised equivalent of the ‘fair value’ in respect of the number of shares for each grant has been amortised on a straight line basis over the term of the grant. Messrs Katz, McKinnon and Murray forfeited reward shares when they exited the Bank, resulting in a reversal of disclosed amounts for LTI Reward Shares, as required under AASB124.

Reward Share Valuation Assumptions

Purchase Date	Fair Value	Exercise Price	Risk Free Rate	Assumption Term	Dividend Yield	Volatility

30 November 2002	$16.75	$0.00	5.35%	57 mths	Nil	20.0%
29 October 2003	$16.36	$0.00	5.70%	58 mths	Nil	20.0%
22 September 2004	$16.72	$0.00	5.48%	59 mths	Nil	15.0%
5 November 2004	$19.72	$0.00	5.61%	57 mths	Nil	15.0%
23 November 2005	$24.51	$0.00	5.65%	56 mths	Nil	15.0%

(8)	Represents any severance payments made on termination of employment (excluding any payment in lieu of notice). For Messrs Katz and McKinnon, termination benefit includes a pro rata entitlement to Performance Units granted in place of the Reward Shares originally granted under the ERP arrangements that were automatically forfeited when they resigned from the Bank. The Performance Units may vest at a future date, depending on the performance of the relevant grant. They may receive all, some or none of these Performance Units, depending on the performance of the grant over the relevant periods. This arrangement is consistent with termination arrangements for Executives who have unvested ERP Reward Shares when they exit the Bank.

(9)	All Other Benefits payable that are not covered above, including any payment made in lieu of notice on termination of employment and other contractual payments.

(10)	Differences in disclosure requirements of AASB1046 which applied for the 2005 Remuneration Report and requirements under AASB124 and AASB2 which apply for 2006 disclosure have resulted in differences in compensation disclosures. In particular, options are no longer disclosed in the 2005 comparative figures as all options were issued by the Bank prior to 7 November 2002, and AASB2 does not require these to be disclosed, and the calculation for determining LTI amounts to be disclosed has also changed.

(11)	As announced on 4 August 2006, Mr Cupper will retire from the Bank at the end of October 2006. As a result, 100% of his STI payment was immediately payable and has been included under ‘Superannuation’.

(12)	Negative values are shown where at risk compensation that was disclosed in previous Remuneration Reports has been forfeited. Messrs Katz and McKinnon both forfeited LTI Reward Shares upon exiting the Bank that were included in their disclosed compensation details for the year ended 30 June 2005.

(13)	Group totals in respect of the financial year ended 30 June 2005 do not necessarily equal the sum of amounts disclosed for individuals specified in 2006 as there are differences to the individuals specified in 2005.

(14)	These Executives, who are not Key Management Personnel, and Messrs Grimshaw and Katz are the five Executives who received the highest compensation for the year ended 30 June 2006 as defined in the Section 300A of the Corporations Act 2001.

(15)	60% of Mr Touw’s STI payment is deferred as cash, with a 20% tranche vesting on 1 July each year until the final 20% vests at the end of three years. Each tranche is indexed to mirror the Bank’s TSR performance over the relevant vesting period. Generally Mr Touw will need to be employed with the Bank at the vesting date to receive the relevant tranche.
Termination Arrangements
The Bank’s Executive contracts generally provide for severance payments of up to six months in cases where termination of employment is initiated by the Bank, other than for misconduct or unsatisfactory performance. Exceptions to these arrangements apply to Messrs Grimshaw, Cupper and O’Sullivan whose contracts allow for a twelve months severance payment where termination is initiated by the Bank. There is also a four week notice period for either party to terminate the agreement.
The contracts for Key Management Personnel and Other Executives do not have a fixed term.
Upon exit from the Bank, Executives are entitled to receive their statutory entitlements of accrued annual and long service leave, as well as accrued superannuation benefits.
Executives who leave the Bank during a given performance year (i.e. 1 July to 30 June) will generally not receive a STI payment for that year except in the circumstances of retrenchment, retirement or death. In those circumstances, a pro-rated payment may be made based on the length of service during the performance year.
Deferred cash or shares from previous STI awards are usually forfeited where the Executive resigns or is dismissed. In circumstances of retrenchment, retirement or death any cash will generally be paid and unvested shares will generally vest immediately. LTI grants are generally forfeited where the Executive resigns or is dismissed. In circumstances of retrenchment, retirement or death, the Executive or their estate may, at Board discretion, retain a pro-rated grant of long term incentives. Vesting of any long term incentives retained by the Executive will still be subject to the performance hurdle relevant to that grant.
Commonwealth Bank of Australia Concise Annual Report 2006     43

Directors’ Report — Remuneration Report
STI Allocations for Executives for the Year Ended 30 June 2006

	Percentage	Percentage	Percentage	Minimum Total	Maximum Total
	Paid	Forfeited	Deferred (1)	Value	Value
	%	%	%	$	$

M A Cameron	50	—	50	382,485	764,970
L G Cupper (2)	100	—	—	598,400	598,400
S I Grimshaw	50	—	50	506,000	1,012,000
H D Harley	50	—	50	324,000	648,000
M R Harte (3)	50	—	50	64,575	129,150
M A Katz (4)	—	—	—	—	—
R V McKinnon (5)	—	—	—	—	—
G L Mackrell	50	—	50	363,400	726,800
R J Norris (6)	50	—	50	650,000	1,300,000
J K O’Sullivan	50	—	50	331,200	662,400
G A Petersen	50	—	50	282,449	564,898
J Beggs	50	—	50	721,000	1,442,000
W Negus	50	—	50	886,000	1,772,000
M Touw (7)	40	—	60	2,420,000	6,050,000

(1)	Will generally vest on 1 July 2007 and be paid in July 2007, subject to not being forfeited due to resignation or misconduct including misrepresentation of performance outcomes. Will generally vest and be immediately payable in circumstances of retrenchment, retirement or death. Mr Touw has slightly different arrangements. Refer Footnote 7 below for details.

(2)	Mr Cupper will retire from the Bank at the end of October 2006. As a result, 100% of his STI payment was immediately payable as cash.

(3)	Mr Harte commenced on 10 April 2006.

(4)	Mr Katz ceased employment on 24 March 2006

(5)	Mr McKinnon ceased employment on 31 December 2005.

(6)	Mr Norris commenced in the role on 22 September 2005.

(7)	60% of Mr Touw’s STI payment is deferred as cash, with a 20% tranche vesting on 1 July each year until the final 20% vests at the end of three years. Each tranche is indexed to mirror the Bank’s TSR performance over the relevant vesting period. Generally Mr Touw will need to be employed with the Bank at the vesting date to receive the relevant tranche.
LTI Allocations to Executives for the Year Ended 30 June 2006

	Percentage	Percentage	Percentage	Current	Minimum Total	Maximum Total
	Paid (1)	Forfeited	Deferred (1)	Allocation	Value	Value (2)
	%	%	%	(No. of Shares)	$	$

M A Cameron	—	—	100	29,190	—	1,132,572
L G Cupper	—	—	100	22,440	—	870,672
S I Grimshaw	—	—	100	35,140	—	1,363,432
H D Harley	—	—	100	32,440	—	1,258,672
M R Harte (3)	—	—	100	—	—	—
M A Katz (4)	—	74	26	9,900	—	384,120
R V McKinnon (5)	—	100	—	—	—	—
G L Mackrell	—	—	100	27,570	—	1,069,716
R J Norris (6)	—	—	100	100,328	—	3,892,726
J K O’Sullivan	—	—	100	23,250	—	902,100
G A Petersen	—	—	100	20,280	—	786,864
J Beggs	—	—	100	10,000	—	388,000
W Negus	—	—	100	40,500	—	1,571,400
M Touw	—	—	100	11,250	—	436,500

(1)	Will vest in 2008/2009, 2009/2010 or 2010/2011 subject to the service conditions and performance hurdle being met (see page 36). In circumstances of retrenchment, retirement or death, the Executive or their Estate may, at Board discretion, retain a pro-rated grant of long term incentives.

(2)	This equals the “Number of Reward Shares Allocated” multiplied by the Bank’s closing share price at the Commencement Date of the grant (15 July 2005), which was $38.80.

(3)	Mr Harte commenced on 10 April 2006.

(4)	Mr Katz ceased employment on 24 March 2006 and retained a pro rata LTI allocation.

(5)	Mr McKinnon ceased employment on 31 December 2005.

(6)	Mr Norris commenced in the role on 22 September 2005.
44     Commonwealth Bank of Australia Concise Annual Report 2006

Directors’ Report — Remuneration Report
Equity Holdings of Key Management Personnel and Other Executives
Shareholdings
All shares were acquired by Directors on normal terms and conditions or through the Non-Executive Directors’ Share Plan.
Shares awarded under the Equity Reward Plan and the mandatory component of the Equity Participation Plan are registered in the name of the Trustee. For further details of the Non-Executive Directors’ Share Plan, Equity Reward Plan, previous Executive Option Plan and Equity Participation Plan refer to Note 5 to the Financial Statements.
Details of shareholdings of Key Management Personnel and Other Executives(or close family or entities controlled, jointly controlled, or significantly influenced by them, or any entity over which any of the aforementioned hold significant voting power) are as follows:
Shares held by Directors

			Acquired/Granted
		Balance	as	On Exercise of	Net Change	Balance
Name	Class	1 July 2005	Compensation (1)	Options	Other (2)	30 June 2006

Directors
R J Clairs	Ordinary	13,357	776	—	—	14,133
A B Daniels (3)	Ordinary	17,669	721	—	301	18,691
C R Galbraith	Ordinary	8,824	740	—	466	10,030
S C H Kay	Ordinary	3,669	721	—	—	4,390
W G Kent	Ordinary	15,286	740	—	87	16,113
D V Murray (4)	Ordinary	323,638	—	250,000	(78,093)	495,545
	Deferred STI	21,866	—	—	(21,866)	—
	Reward Shares	325,000	—	—	(325,000)	—
R J Norris (5)	Ordinary	10,000	—	—	—	10,000
	Reward Shares	—	100,328	—	—	100,328
F D Ryan	Ordinary	7,430	812	—	—	8,242
J M Schubert	Ordinary	18,508	2,165	—	515	21,188
F J Swan	Ordinary	5,954	704	—	316	6,974
B K Ward (6)	Ordinary	5,766	739	—	124	6,629

Total For Directors	Ordinary	430,101	8,118	250,000	(76,284)	611,935
	Deferred STI	21,866	—	—	(21,866)	—
	Reward Shares	325,000	100,328	—	(325,000)	100,328

(1)	For Non-Executive Directors, represents shares acquired under NEDSP on 2 September 2005 and 15 March 2006 by mandatory sacrifice of fees. All shares acquired through NEDSP are subject to a 10 year trading restriction (shares will be tradeable earlier if the Director leaves the Board). See Note 33 to the Financial Statements for further details on the NEDSP. For Mr Norris, this represents Reward Shares granted under the Equity Reward Plan (ERP) and subject to a performance hurdle. The first possible date for meeting the performance hurdle is 15 July 2008 with the last possible date for vesting being 15 July 2010. See Note 5 to the Financial Statements for further details on the ERP.

(2)	‘Net change other’ incorporates changes resulting from purchases and sales during the year by Directors and, for Mr Murray, vesting of deferred STI shares on retirement (which became Ordinary shares).

(3)	A related party of Mr Daniels beneficially holds an investment of $62,838 in Colonial First State Global Health and Biotech Fund, $403,860 in Colonial First State Future Leaders Fund and $361,464 in Colonial First State Imputation Fund.

(4)	Mr Murray retired on 22 September 2005. Mr Murray acquired 10,000 PERLS III securities during the year and continued to hold them at 30 June 2006.

(5)	Mr Norris commenced on 22 September 2005.

(6)	Ms Ward continued to hold 250 PERLS II securities at 30 June 2006.
Commonwealth Bank of Australia Concise Annual Report 2006     45

Directors’ Report — Remuneration Report
Shares held by Executives

			Acquired/Granted
		Balance	as	On Exercise of	Net Change	Balance
Name	Class	30 June 2005	Compensation (1)	Options	Other (2)	30 June 2006

Executives
M A Cameron	Ordinary	—	—	—	—	—
	Deferred STI	8,094	—	—	(5,246)	2,848
	Reward Shares	60,430	29,190	—	—	89,620
L G Cupper (3)	Ordinary	44,540	—	—	6,815	51,355
	Deferred STI	9,385	—	—	(6,118)	3,267
	Reward Shares	84,000	22,440	—	—	106,440
S I Grimshaw	Ordinary	16,365	—	100,000	(91,057)	25,308
	Deferred STI	14,133	—	—	(9,442)	4,691
	Reward Shares	113,800	35,140	—	—	148,940
H D Harley	Ordinary	25,852	—	87,500	(87,071)	26,281
	Deferred STI	10,241	—	—	(6,388)	3,853
	Reward Shares	85,700	32,440	—	—	118,140
M R Harte (4)	Ordinary	—	—	—	—	—
	Deferred STI	—	—	—	—	—
	Reward Shares	—	—	—	—	—
M A Katz (5)	Ordinary	303,748	—	250,000	(378,748)	175,000
	Deferred STI	14,061	—	—	(14,061)	—
	Reward Shares	139,130	38,380	—	(177,510)	—
R V McKinnon (6)	Ordinary	43,991	—	37,500	(81,491)	—
	Deferred STI	7,083	—	—	(7,083)	—
	Reward Shares	58,750	17,030	—	(75,780)	—
G L Mackrell	Ordinary	27,319	—	—	7,611	34,930
	Deferred STI	10,134	—	—	(6,742)	3,392
	Reward Shares	83,230	27,570	—	—	110,800
J K O’Sullivan	Ordinary	5,565	—	—	3,351	8,916
	Deferred STI	6,702	—	—	(3,351)	3,351
	Reward Shares	59,440	23,250	—	—	82,690
G A Petersen	Ordinary	8,572	—	—	1,335	9,907
	Deferred STI	5,177	—	—	(3,327)	1,850
	Reward Shares	35,500	20,280	—	—	55,780
Other Executives
J Beggs	Ordinary	105,891	—	—	20,845	126,736
	Deferred STI	31,734	—	—	(20,845)	10,889
	Reward Shares	29,000	10,000	—	—	39,000
W Negus	Ordinary	3,680	—	—	—	3,680
	Deferred STI	—	—	—	—	—
	Reward Shares	—	40,500	—	—	40,500
M Touw	Ordinary	—	—	—	—	—
	Deferred STI	49,703	—	—	(16,574)	33,129
	Reward Shares	33,200	11,250	—	—	44,450

Total for Executives	Ordinary	585,523	—	475,000	(598,410)	462,113
	Deferred STI	166,447	—	—	(99,177)	67,270
	Reward Shares	782,180	307,470	—	(253,290)	836,360

(1)	Represents:

•	Deferred STI — acquired under the mandatory component of the Bank’s Equity Participation Plan (EPP). Shares were purchased on 31 October 2004 in two equal tranches, vesting on 1 July 2005 and 1 July 2006 respectively. See Note 5 to the Financial Statements for further details on the EPP.

•	Reward Shares — granted under the Equity Reward Plan (ERP) and are subject to a performance hurdle. The first possible date for meeting the performance hurdle is 16 July 2008 with the last possible date for vesting being 15 July 2010. See Note 5 to the Financial Statements for further details on the ERP.

(2)	‘Net change other’ incorporates changes resulting from purchases and sales during the year by Executives and vesting of Deferred STI and Reward Shares (which became Ordinary shares).

(3)	Mr Cupper acquired 6,000 PERLS III securities during the year, and continued to hold them at 30 June 2006.

(4)	Mr Harte commenced on 10 April 2006.

(5)	Mr Katz ceased employment on 24 March 2006. Mr Katz acquired 2,250 PERLS III securities during the year, and continued to hold these and 250 PERLS II securities as at 30 June 2006.

(6)	Mr McKinnon ceased employment on 31 December 2005.
46     Commonwealth Bank of Australia Concise Annual Report 2006

Directors’ Report — Remuneration Report
Option Holdings

				Vested and Exercisable at
				30 June 2006 (1)
	Balance	Options	Balance		Exercise Price
Name	1 July 2005	Exercised	30 June 2006	Number	$

Directors
D V Murray (retired on 22 September 2005)	250,000	(250,000)	—	—	—
R J Norris (commenced on 22 September 2005)	—	—	—	—	—

Executives
M A Cameron	—	—	—	—	—
L G Cupper	75,000	—	75,000	75,000	30.12
S I Grimshaw	100,000	(100,000)	—	—	—
H D Harley	87,500	(87,500)	—	—	—
M R Harte	—	—	—	—	—
M A Katz (ceased employment on 24 March 2006)	250,000	(250,000)	—	—	—
R V McKinnon (ceased employment on 31 December 2005)	37,500	(37,500)	—	—	—
G L Mackrell	—	—	—	—	—
J K O’Sullivan	—	—	—	—	—
G A Petersen	—	—	—	—	—

Total for Key Management Personnel	800,000	(725,000)	75,000	75,000	n/a

Other Executives
J Beggs	150,000	—	150,000	75,000	23.84
				37,500	26.97
				37,500	30.12
W Negus	—	—	—	—	—
M Touw (2)	—	—	—	—	—

Total	950,000	(725,000)	225,000	225,000	n/a

(1)	‘Vested and Exercisable’ options represents those granted on 3 September 2001 with an exercise price of $30.12. Mr Beggs also held vested but unexercised options granted on 24 September 1999 with an exercise price of $23.84 and 13 September 2001 with an exercise price of $26.97 at 30 June 2006.

(2)	As at 30 June 2005, Mr Touw privately held a short selling (negative) position in Commonwealth Bank Call Options of 40,000. During the year he reversed out of this position and had a nil balance as at 30 June 2006. As at 30 June 2005 Mr Touw had a nil position in Commonwealth Bank Low Exercise Price Options (LEPOs). During the year he short sold 10,000 LEPOs and that position remained as at 30 June 2006.
Commonwealth Bank of Australia Concise Annual Report 2006     47

Directors’ Report — Remuneration Report
Shares Vested and Options Exercised During the Year

			Shares Granted on Exercise of Options
					Value in Excess	Total Value
					of Exercise	of Options
	Deferred STI	Reward Shares		Exercise Price	Price (1)	Exercised (2)
Name	Vested	Vested	Number	$	$	$

Directors
D V Murray (3)	21,866	—	250,000	30.12	10.88	2,720,000
R J Norris (4)	—	—		—

Executives
M A Cameron	5,246	—	—	—	—	—
L G Cupper	6,118	—	—	—	—	—
S I Grimshaw	9,442	—	100,000	30.12	7.15	715,000
H D Harley	6,388	—	37,500	26.97	16.85	631,875
			50,000	30.12	13.70	685,000
M R Harte (5)	—	—	—	—	—	—
M A Katz (6)	14,061	—	125,000	26.97	18.48	2,310,000
			125,000	30.12	15.33	1,916,250
R V McKinnon (7)	4,696	—	37,500	30.12	13.53	507,375
G L Mackrell	6,742	—	—	—	—	—
J K O’Sullivan	3,351	—	—	—	—	—
G A Petersen	3,327	—	—	—	—	—

Total for Key Management Personnel	81,237	—	725,000	n/a	n/a	9,485,500

Other Executives
J Beggs	20,845	—	—	—	—	—
W Negus	—	—	—	—	—	—
M Touw	16,574	—	—	—	—	—

Total	118,656	—	725,000	n/a	n/a	9,485,500

(1)	“Value in Excess of Exercise Price” represents the difference between the exercise price and closing market value of CBA shares on date of exercise.

(2)	“Total Value of Options Exercised” represents the number of options exercised multiplied by the “Value in Excess of Exercise Price”. No options were granted or lapsed during the year. Accordingly, this value represents the total value of options that were granted, lapsed and exercised during the year.

(3)	Mr Murray retired on 22 September 2005 and deferred STI vested at this time.

(4)	Mr Norris commenced on 22 September 2005.

(5)	Mr Harte commenced in the role on 10 April 2006

(6)	Mr Katz ceased employment on 24 March 2006.

(7)	Mr McKinnon ceased employment on 31 December 2005.
48     Commonwealth Bank of Australia Concise Annual Report 2006

Directors’ Report — Remuneration Report
Loans to Key Management Personnel and Other Executives
Total Loans to Key Management Personnel and Other Executives

		Balance	Interest	Interest Not		Balance	Number in
	Year Ended	1 July	Charged	Charged	Write-off	30 June	Group at
	30 June	$000s	$000s	$000s	$000s	$000s	30 June

Directors
	2006	—	379	—	—	5,729	1
	2005	2	—	—	—	3	1
Executives
	2006	9,894	550	—	—	9,284	7
	2005	8,706	523	—	—	8,803	6

Total for Key Management Personnel
	2006	9,894	929	—	—	15,013	8
	2005	8,708	523	—	—	8,806	7

Other Executives
	2006	554	31	—	—	442	1
	2005	554	32	—	—	554	1

Details of Individuals with Loans above $100,000 in the reporting period are as follows:
Individual Loans above $100,000 to Key Management Personnel and Other Executives

						Highest
	Balance	Interest	Interest Not		Balance	Balance
	1 July 2005	Charged	Charged	Write-off	30 June 2006	in Period
	$000s	$000s	$000s	$000s	$000s	$000s

Directors
D V Murray	—	379	—	—	5,729	5,729

Executives
M A Cameron	—	5	—	—	358	546
	—	3	—	—	300	302
S I Grimshaw	1,485	73	—	—	857	1,485
	—	16	—	—	391	394
H D Harley	332	19	—	—	304	334
	243	11	—	—	—	243
	347	7	—	—	—	427
M A Katz	175	11	—	—	175	175
	175	11	—	—	175	175
	500	31	—	—	500	500
	100	—	—	—	100	100
G L Mackrell	1,080	43	—	—	1,017	1,080
J K O’Sullivan	1,500	97	—	—	1,500	1,500
	392	26	—	—	582	587
	696	42	—	—	614	696
	258	17	—	—	274	277
	647	42	—	—	647	647
	200	12	—	—	200	200
	201	7	—	—	—	203
G A Petersen	400	11	—	—	155	400
	800	52	—	—	800	800

Total for Key Management Personnel	9,531	915	—	—	14,678	16,800

Other Executives
W Negus	442	30	—	—	442	442
	112	1	—	—	—	112

Total	10,085	946	—	—	15,120	17,354

Commonwealth Bank of Australia Concise Annual Report 2006     49

Directors’ Report — Remuneration Report
Terms and Conditions of Loans
All loans to Key Management Personnel and Other Executives (or related entities controlled or significantly influenced by them) have been provided on an arms-length commercial basis including the term of the loan, security required and the interest rate (which may be fixed or variable).
Other Transactions of Key Management Personnel and Other Executives and Related Parties
Financial Instrument Transactions
Financial instrument transactions (other than loans and shares disclosed above) of Key Management Personnel and Other Executives with the Bank and other banks that are controlled entities occur in the ordinary course of business of the banks on an arm’s length basis.
Disclosure of financial instrument transactions regularly made by a bank is limited to disclosure of such transactions with Key Management Personnel and Other Executives and entities controlled or significantly influenced by them.
All such financial instrument transactions that have occurred between the banks and their Key Management Personnel and Other Executives have been trivial or domestic and were in the nature of normal personal banking and deposit transactions.
Transactions other than Financial Instrument Transactions of Banks
All other transactions with Key Management Personnel Other Executives and their related entities and other related parties are conducted on an arm’s length basis in the normal course of business and on commercial terms and conditions. These transactions principally involve the provision of financial and investment services by entities not controlled by the Bank.
The interests of Mr Daniels in investment funds managed by Colonial First State are detailed on page 45.
Mr Galbraith was a partner in the law firm Allens Arthur Robinson to 31 January 2006. Mr Galbraith was a salaried adviser to this law firm from 1 February to 30 June 2006. Allens Arthur Robinson acted for the Bank in the provision of legal services during the financial year. The fees for these services amounted to $2,137,174.
Audit
Certain disclosures required by AASB124 have been made in this Remuneration Report. Pages 33 to 50 of this report have been audited as required.
50     Commonwealth Bank of Australia Concise Annual Report 2006

Directors’ Report
Non-Audit Services
Amounts paid or payable to Ernst & Young for non-audit services provided during the year, as set out in the 2006 Annual Report in Note 39 to the Financial Statements are as follows:

	$’000

Regulatory audits, reviews, attestations and assurances for Group entities – Australia	1,495
Regulatory audits, reviews, attestations and assurances for Group entities – Off-shore	631
APRA reporting (including the tripartite review)	996
Financial and other audits, reviews, attestations and assurances for Group entities — Australia	52
Financial and other audits, reviews, attestations and assurances for Group entities – Off-shore	132
Assurance services relating to Sarbanes-Oxley legislation compliance	2,782
Agreed upon procedures and comfort letters in respect of financing, debt raising and related activities	457

Total	6,545	(1)

(1)	An additional amount of $4,056,000 was paid to Ernst & Young by way of fees paid for Non-Audit Services provided to entities not consolidated into the Financial Statements, being management investment schemes and superannuation funds. $3,923,000 of this amount related to statutory audits, with the residual relating to reviews, attestations and assurances.
Amounts paid or payable for audit services to Ernst & Young totalled $9,481,000 and to other auditors totalled $176,000.
The Bank has in place an Independent Auditor Services Policy, details of which are set out in the Corporate Governance section of this Annual Report, to assist in ensuring the independence of the Bank’s external auditor.
The Audit Committee has considered the provision, during the year, of non-audit services by Ernst & Young and has concluded that the provision of those services did not compromise the auditor independence requirements of the Corporations Act.
The Audit Committee advised the Board accordingly and, after considering the Committee’s advice, the Board of Directors agreed that it was satisfied that the provision of the non-audit services by Ernst & Young during the year, was compatible with the general standard of independence imposed by the Corporations Act.
The reasons for the Directors being satisfied that the provision of the non-audit services during the year did not compromise the auditor independence requirements of the Corporations Act are:
•	The operation of the Independent Auditor Services Policy during the year to restrict the nature of non-audit services engagements, to prohibit certain services and to require Audit Committee pre-approval for all such engagements; and
•	The relative quantum of fees paid for non-audit services compared to the quantum of audit fees.
The above Directors’ statements are in accordance with the advice received from the Audit Committee.
Auditor’s Declaration of Independence
We have obtained an independence declaration from our auditor, Ernst and Young as presented on the following page.
Roundings
The amounts contained in this report and the financial statements have been rounded to the nearest million dollars unless otherwise stated, under the option available to the Company under ASIC Class Order 98/100 (as amended by ASIC Class Order 04/667).
Incorporation of Additional Material
This report incorporates the Chairman’s Statement, Highlights, Analysis sections for Banking, Funds Management and Insurance, Corporate Governance and Shareholding Information sections of this Annual Report.
Signed in accordance with a resolution of the Directors.

J M Schubert
Chairman
23 August 2006

R J Norris
Managing Director and Chief Executive Officer
Commonwealth Bank of Australia Concise Annual Report 2006     51

Directors’ Report

▪	Ernst & Young Center	▪	Tel	61 2 9248 5555
	680 George street		Fax	61 2 9248 5959
	Sydney NSW 2000		DX	Sydney Stock
	Australia			Exchange 10172

GPO Box 2646
Sydney NSW 2001
Auditor’s Independence Declaration to the Directors of Commonwealth Bank of Australia
In relation to our audit of the financial report of Commonwealth Bank of Australia for the financial year ended 30 June 2006, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct, other than that two employees, of Ernst & Young, or their immediate families, held minor investment balances in managed funds, that are associates of Commonwealth Bank of Australia, whilst engaged in the audit or the provision of non-audit services, which constitute technical contraventions of the auditor independence requirements of the Act.
In my opinion, due to the nature of these contraventions and the rectification steps which have been undertaken, these issues have not impaired our audit independence for the year ended 30 June 2006.
Ernst & Young
S J Ferguson
Partner
23 August 2006
Liability limited by the Accountants Scheme, approved
under the Professional Standards Act 1994 (NSW).
52     Commonwealth Bank of Australia Concise Annual Report 2006

Five Year Financial Summary

	AIFRS (1)		AGAAP (1)
	2006	2005	2004	2003	2002
	$M	$M	$M	$M	$M

Income Statement
Net interest income	6,514	6,026	5,410	5,026	4,710
Other operating income	5,567	5,076	5,081	4,373	4,358

Total operating income	12,081	11,102	10,491	9,399	9,068
Bad debts expense	398	322	276	305	449
Operating expenses:
Comparable business	5,994	5,719	5,500	5,312	5,201
Initiatives including Which new Bank	—	150	749	239	—

Total operating expenses	5,994	5,869	6,249	5,551	5,201
Net profit before income tax	5,689	4,911	3,966	3,543	3,418
Corporate tax expense	(1,605)	(1,409)	(1,262)	(958)	(916)
Outside equity interests	(31)	(10)	(9)	(6)	(1)

Net profit after tax (“cash basis”)	4,053	3,492	2,695	2,579	2,501
Defined benefit superannuation plan expense	(25)	(53)	—	—	—
Treasury share valuation adjustment	(100)	(39)	—	—	—
Appraisal value uplift/(reduction)	—	—	201	(245)	477
Goodwill amortisation	—	—	(324)	(322)	(323)

Operating profit after income tax attributable to members of the Bank	3,928	3,400	2,572	2,012	2,655

Contributions to profit (after tax)
Banking	3,227	2,913	2,675	2,376	2,067
Funds management	400	351	274	233	368
Insurance	215	156	129	65	33

Net profit after income tax (“underlying basis”)	3,842	3,420	3,078	2,674	2,468
Shareholder investment returns	66	177	152	73	33
Which new Bank	—	(105)	(535)	(168)	—
Profit on sale of the Hong Kong insurance business	145	—	—	—	—

Net profit after income tax (“cash basis”)	4,053	3,492	2,695	2,579	2,501
Defined benefit superannuation plan expense	(25)	(53)	—	—	—
Treasury share valuation adjustment	(100)	(39)	—	—	—
Goodwill amortisation	—	—	(324)	(322)	(323)
Appraisal value uplift/(reduction)	—	—	201	(245)	477

Net profit after income tax	3,928	3,400	2,572	2,012	2,655

Balance Sheet
Loans, advances and other receivables	259,176	228,346	189,391	160,347	147,074
Total assets	369,103	337,404	305,995	265,110	249,648

Deposits and other public borrowings	173,227	168,026	163,177	140,974	132,800
Total liabilities	347,760	314,761	281,110	242,958	228,592

Shareholders’ equity	21,343	22,643	22,405	20,024	19,030
Net tangible assets	12,087	10,938	17,700	14,995	13,639

Risk weighted assets	216,438	189,559	169,321	146,808	141,049

Average interest earning assets	274,798	244,708	214,187	188,270	170,634
Average interest bearing liabilities	255,100	225,597	197,532	174,737	157,105

Assets (on balance sheet)
Australia	304,831	280,255	252,652	221,248	208,673
New Zealand	43,318	41,383	35,059	27,567	24,579
Other	20,954	15,766	18,284	16,295	16,396

Total Assets	369,103	337,404	305,995	265,110	249,648

(1)	The Group adopted AIFRS accounting standards for the reporting period beginning 1 July 2004. As a result the 2006 and 2005 results are presented on an AIFRS basis, while the 2004, 2003 and 2002 results are presented on the previous AGAAP basis.
Commonwealth Bank of Australia Concise Annual Report 2006     53

Five Year Financial summary

	AIFRS (1)		AGAAP (1)
	2006	2005	2004	2003	2002

Shareholder Summary
Dividends per share (cents) – fully franked	224	197	183	154	150
Dividends cover (times) – statutory	1.4	1.3	1.1	0.9	1.4
Dividends cover (times) – cash	1.4	1.3	1.1	1.3	1.3
Dividends cover (times) – underlying	1.3	1.3	1.3	1.4	1.3
Earnings per share (cents)
Basic
Statutory	308.2	259.6	196.9	157.4	209.6
Cash basis	315.9	264.8	206.6	202.6	197.3
Underlying basis	299.4	259.2	237.1	210.2	194.6
Fully diluted
Statutory	303.1	255.3	196.8	157.3	209.3
Cash basis	310.5	260.5	206.5	202.5	197.0
Underlying basis	294.7	255.0	237.0	210.0	194.3
Dividend payout ratio (%)
Statutory	73.3	77.0	93.5	97.7	71.7
Cash basis	71.0	74.9	89.1	75.9	76.2
Underlying basis	74.9	76.5	77.6	73.3	77.2
Net tangible assets per share ($)	9.4	8.5	12.2	11.4	10.3
Weighted average number of shares (statutory basic)	1,275	1,260	1,256	1,253	1,250
Weighted average number of shares (fully diluted)	1,329	1,316	1,257	1,254	1,252
Weighted average number of shares (cash basic)	1,283	1,269	1,256	1,253	1,250
Weighted average number of shares (cash fully diluted)	1,338	1,325	1,257	1,254	1,252
Number of shareholders	698,552	704,906	714,901	746,073	722,612
Share prices for the year ($)
Trading high	47.41	38.52	33.54	32.75	34.94
Trading low	36.62	28.79	27.0	23.05	24.75
End (closing price)	44.41	37.95	32.58	29.55	32.93

Performance Ratios (%)
Return on average Shareholders’ equity
Statutory	20.4	18.2	12.5	10.5	14.7
Cash basis	21.3	18.8	12.7	13.1	12.9
Underlying basis	20.2	18.4	14.6	13.6	12.8
Return on average total assets
Statutory	1.1	1.1	0.9	0.8	1.1
Cash basis	1.1	1.1	0.9	1.0	1.0
Underlying basis	1.1	1.1	1.1	1.0	1.0
Capital adequacy – Tier 1	7.56	7.46	7.43	6.96	6.78
Capital adequacy – Tier 2	3.10	3.21	3.93	4.21	4.28
Deductions	(1.00)	(0.92)	(1.11)	(1.44)	(1.26)
Capital adequacy – Total	9.66	9.75	10.25	9.73	9.80
Net interest margin	2.34	2.43	2.53	2.67	2.76

Other Information (numbers)
Full time staff equivalent	36,664	35,313	36,296	35,845	37,245
Branches/services centres (Australia)	1,005	1,006	1,012	1,014	1,020
Agencies (Australia)	3,836	3,864	3,866	3,893	3,936
ATMs (proprietary)	3,191	3,154	3,109	3,116	3,049
EFTPOS terminals	148,220	137,240	126,049	129,259	126,613
EzyBanking locations	862	841	815	760	730

Productivity
Total net operating income per full-time (equivalent) employee ($)	329,506	314,388	289,040	262,212	243,469
Staff expense/Total operating income (%)	23.4	24.1	24.3	26.4	26.4
Total operating expenses/Total operating income (%)	49.6	52.9	59.6	59.1	57.4

(1)	The Group adopted AIFRS accounting standards for the reporting period beginning 1 July 2004. As a result the 2006 and 2005 results are presented on an AIFRS basis, while the 2004, 2003 and 2002 results are presented on the previous AGAAP basis.
54     Commonwealth Bank of Australia Concise Annual Report 2006

Financial Statements
Except where otherwise stated, all figures relate to the year ended 30 June 2006 and comparatives are for the year ended 30 June 2005. On 1 July 2005 the Bank commenced application of the Australian equivalent of International Financial Reporting Standards (“AIFRS”). Under the transitional rules, financial results for the year ended 30 June 2005 have been restated to an AIFRS basis, other than for the impact of those standards related to financial instruments – see Note 1. Comparatives for all earlier years are presented on the basis of previously applicable Australian Generally Accepted Accounting Standards.
Commonwealth Bank of Australia Concise Annual Report 2006     55

Financial Statements
Income Statement

			Group
		2006	2005
For the year ended 30 June 2006	Note	$M	$M

Interest income		19,758	16,781
Interest expense		13,244	10,755

Net interest income		6,514	6,026
Other operating income		3,036	2,845

Net banking operating income		9,550	8,871

Funds management income		1,589	1,247
Investment revenue		2,098	1,956
Claims and policyholder liability expense		(2,064)	(1,871)

Net funds management operating income		1,623	1,332

Premiums from insurance contracts		1,052	1,132
Investment revenue		1,031	1,186
Claims and policyholder liability expense from insurance contracts		(970)	(1,243)

Insurance margin on services operating income		1,113	1,075

Total net operating income		12,286	11,278

Bad debts expense		398	322
Operating expenses:
Comparable business		5,994	5,719
Which new Bank		—	150

Total operating expenses		5,994	5,869
Defined benefit superannuation plan expense		(35)	(75)

Profit before income tax		5,859	5,012
Corporate tax expense		1,569	1,374
Policyholder tax expense		331	228

Profit after income tax (1)		3,959	3,410
Minority interests		(31)	(10)

Net profit attributable to members of the Bank		3,928	3,400

(1)	Net banking operating income, and profit after income tax of the Bank, is greater than the Group, due to the receipt of tax exempt intragroup dividends.

	Cents per share

Earnings per share:
Basic	4	308.2	259.6
Fully diluted	4	303.1	255.3
Dividends per share attributable to shareholders of the Bank:
Ordinary shares	2	224	197
PERLS (1)		—	1,115
Trust preferred securities (TPS) – issued 6 August 2003 (1)		—	7,795
PERLS II – issued 6 January 2004 (1)		—	908

(1)	Instruments reclassified to loan capital on adoption of AIFRS from 1 July 2005.

	$M	$M

Net profit after income tax comprises:
Net profit after income tax (“underlying basis”)	3,842	3,420
Shareholder investment returns (after tax)	66	177
Which new Bank (after tax)	—	(105)
Profit on sale of the Hong Kong insurance business	145	—

Net profit after income tax (“cash basis”)	4,053	3,492
Defined benefit superannuation plan expense	(25)	(53)
Treasury share valuation adjustment	(100)	(39)

Net profit after income tax (“statutory basis”)	3,928	3,400

56     Commonwealth Bank of Australia Concise Annual Report 2006

Financial Statements
Balance Sheet

	Group
	2006	2005
As at 30 June 2006	$M	$M

Assets
Cash and liquid assets	5,131	6,055
Receivables due from other financial institutions	7,107	6,087
Assets at fair value through Income Statement:
Trading	15,758	14,631
Insurance	24,437	27,484
Other	2,944	—
Derivative assets	9,675	—
Available-for-sale investments	11,203	—
Investment securities	—	10,838
Loans, advances and other receivables	259,176	228,346
Bank acceptances of customers	18,310	16,786
Investment property	258	252
Property, plant and equipment	1,314	1,132
Investment in associates	190	52
Intangible assets	7,809	7,656
Deferred tax assets	650	651
Other assets	5,141	17,434

Total Assets	369,103	337,404

Liabilities
Deposits and other public borrowings	173,227	168,026
Payables due to other financial institutions	11,184	8,023
Liabilities at fair value through Income Statement	13,811	—
Derivative liabilities	10,820	—
Bank acceptances	18,310	16,786
Current tax liabilities	378	833
Deferred tax liabilities	1,336	921
Other provisions	821	871
Insurance policy liabilities	22,225	24,694
Debt issues	78,591	70,765
Managed funds units on issue	1,109	—
Bills payable and other liabilities	6,053	17,551

	337,865	308,470
Loan capital	9,895	6,291

Total Liabilities	347,760	314,761

Net Assets	21,343	22,643

Shareholders’ Equity

Share capital:
Ordinary share capital	13,505	13,486
Preference share capital	—	687
Other equity instruments	939	1,573
Reserves	1,904	1,265
Retained profits	4,487	3,843

Shareholders’ Equity attributable to members of the Bank	20,835	20,854

Minority interests:
Controlled entities	508	631
Insurance statutory funds and other funds	—	1,158

Total Minority Interests	508	1,789

Total Shareholders’ Equity	21,343	22,643

Commonwealth Bank of Australia Concise Annual Report 2006     57

Financial Statements
Statement of Recognised Income and Expense

	Group
	2006	2005
For the year ended 30 June 2006	$M	$M

Actuarial gains/(losses) from defined benefit superannuation plan	387	110
Gains/(losses) on cash flow hedging instruments:
Recognised in equity	89	—
Transferred to Income Statement	(58)	—
Gains/(losses) on available-for-sale investments:		—
Recognised in equity	51	—
Transferred to Income Statement on sale	(33)	—
Transferred to Income Statement on impairment	(3)	—
Revaluation of properties	19	29
Transfer from FCTR to Income Statement on sale of entities	41	—
Exchange differences on translation of foreign operations	(232)	(141)
Income tax on items taken directly to or transferred directly from equity:
FCTR	13	—
AFS investments revaluation reserve	(6)	—
Revaluation of properties	(4)	—
Cash flow hedge reserve	(11)	—

Net income recognised directly in equity	253	(2)
Profit for the period	3,959	3,410

Total net income recognised for the period	4,212	3,408

Attributable to:
Members of the parent	4,181	3,398
Minority interests	31	10

Total net income recognised for the period	4,212	3,408

58       Commonwealth Bank of Australia Concise Annual Report 2006

Financial Statements
Statement of Cash Flows (1) (2)

	Group
	2006	2005
For the year ended 30 June 2006	$M	$M

Cash Flows From Operating Activities
Interest received	19,712	16,781
Interest paid	(12,555)	(10,720)
Other operating income received	4,319	4,559
Expenses paid	(5,809)	(5,678)
Income taxes paid	(1,980)	(985)
Net decrease/(increase) in trading securities	—	318
Net increase in assets at fair value through Income Statement (excluding life insurance)	(307)	—
Life insurance:
Investment income	2,399	1,572
Premiums received (3)	2,338	3,183
Policy payments (3)	(4,938)	(4,664)
Net increase in liabilities at fair value through Income Statement (excluding life insurance)	1,445	—

Cash flows from operating activities before changes in operating assets and liabilities	4,624	4,366

Changes in operating assets and liabilities arising from cash flow movements
Movement in investment securities:
Purchases	—	(22,608)
Proceeds from sale	—	396
Proceeds at or close to maturity	—	22,799
Movement in available-for-sale investments:
Purchases	(28,189)	—
Proceeds from sale	646	—
Proceeds at or close to maturity	24,831	—
Lodgement of deposits with regulatory authorities	(29)	(7)
Net (increase) in loans, advances and other receivables	(31,996)	(31,721)
Net (increase)/decrease in receivables due from other financial institutions not at call	(881)	1,097
Net decrease in securities purchased under agreement to resell	537	991
Life insurance business:
Purchase of insurance assets at fair value through Income Statement	(8,078)	(14,165)
Proceeds from sale/maturity of insurance assets at fair value through Income Statement	9,398	15,281
Net increase in deposits and other borrowings	12,799	6,332
Net proceeds from issuance of debt securities	14,605	17,934
Net increase in payables due to other financial institutions not at call	2,571	449
Net increase/(decrease) in securities sold under agreements to repurchase	328	(1,480)

Changes in operating assets and liabilities arising from cash flow movements	(3,458)	(4,702)

Net cash provided by/(used in) Operating Activities	1,166	(336)

Cash flows from Investing Activities
Payment for acquisition of entities and management rights	(418)	(40)
Proceeds from disposal of controlled entities	553	—
Proceeds from disposal of entities and businesses (net of cash disposed)	35	173
Dividends received	4	3
Net amounts paid to controlled entities	—	—
Proceeds from sale of property, plant and equipment	32	30
Purchases of property, plant and equipment	(385)	(286)
Payment for acquisitions of investments in associates	(152)	(42)
Purchases of intangible assets	(90)	(92)
Net decrease in other assets	31	1,055

Net cash (used in)/provided by Investing Activities	(390)	801

(1)	It should be noted that the Bank does not use this accounting Statement of Cash Flows in the internal management of its liquidity positions.

(2)	Adjusted for AIFRS gross-up. Refer Note 1, Consolidation of Special Purpose Vehicles.

(3)	Represents gross premiums and policy payments before splitting between policyholders and shareholders.
Commonwealth Bank of Australia Concise Annual Report 2006     59

Financial Statements
Statement of Cash Flows (1) (2)

	Group
	2006	2005
For the year ended 30 June 2006	$M	$M

Cash Flows from Financing Activities
Buyback of shares	(500)	—
Proceeds from issue of shares (net of costs)	49	66
Proceeds from issue of preference shares to minority interests	—	323
Proceeds from issue of other equity instruments (net of costs)	939	—
Dividends paid (excluding DRP buyback of shares)	(2,163)	(2,083)
Net movement in other liabilities	139	(330)
Net (purchase) of treasury shares	(10)	(60)
Issue of loan capital	2,446	1,233
Redemption of loan capital	(915)	(1,392)
Other	1	55

Net cash (used in) Financing Activities	(14)	(2,188)

Net increase/(decrease) in cash and cash equivalents	762	(1,723)
Cash and cash equivalents at beginning of period	1,276	2,999

Cash and cash equivalents at end of period	2,038	1,276

(1)	It should be noted that the Bank does not use this accounting Statement of Cash Flows in the internal management of its liquidity positions.

(2)	Adjusted for AIFRS gross-up. Refer Note 1, Consolidation of Special Purpose Vehicles.
60      Commonwealth Bank of Australia Concise Annual Report 2006

Notes to the Financial Statements
Note 1 Accounting Policies
Accounting Policies
The accompanying Concise Financial Report has been derived from the Financial Report of the Commonwealth Bank of Australia (the ‘Bank’) and its controlled entities, the Group, for the year ended 30 June 2006 provided in the full 2006 Annual Report. The statutory Financial Report complies with the requirements of the Banking Act, Corporations Act 2001, applicable Accounting Standards, including AASB 1039: Concise Financial Reports, and other mandatory reporting requirements so far as they are considered appropriate to a banking corporation.
The Concise Financial Report is presented in Australian dollars.
The Concise Financial Report is an extract from the full Financial Report and cannot be expected to provide as full an understanding of the financial performance and financial position of the Group as the full Financial Report.
The full Financial Report of the Commonwealth Bank of Australia and its controlled entities for the year ended 30 June 2006 and the Auditor’s Report thereon will be sent, free of charge, to members upon request.
This annual reporting period is the first under the Australian equivalent to International Financial Reporting Standards (“AIFRS”).
The preparation of the Financial Report in conformity with AIFRS requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Use of available information and application of judgement are inherent in the formation of estimates. Actual results could differ from these estimates.
A full explanation of all AIFRS accounting policies and differences from previous Australian GAAP is set out in the full 2006 Annual Report – Financial Statements.
International Financial Reporting Standards
Transition Management
For the financial year ended 30 June 2005 and all prior years the Concise Financial Report was prepared under the Australian accounting standards applicable to reporting periods beginning prior to 1 January 2005 (AGAAP). This 30 June 2006 Concise Financial Report, however, complies with current Australian accounting standards which consist of Australian equivalents to International Financial Reporting Standards (AIFRS). The basis of the AIFRS standards are the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board. As a result of complying with AIFRS, the Group accounts also comply with IFRS, and interpretations adopted by the International Accounting Standards Board.
Accounting policies for the Bank have changed significantly due to the adoption of AIFRS.
Although all AIFRS are applied by the Bank from 1 July 2005 some standards — in particular those related to Financial Instruments and Insurance Contracts — are not applicable to the comparative financial year (the financial year beginning 1 July 2004). As such, the financial results for the comparative financial year have only been restated to a limited extent.
AIFRS has been applied retrospectively subject to the following elections under AASB 1: First - time Adoption of AIFRS:
i) Not to restate any past business combinations that occurred prior to 1 July 2004 in preparing the Group’s opening AIFRS balance sheet at 30 June 2005.
ii) To transfer the Foreign Currency Translation Reserve as at 1 July 2004 to Retained Earnings.
Descriptions of the key AIFRS issues are set out below and segregated between those issues which have an effective impact from 1 July 2004 and those which have an effective impact from 1 July 2005.
Key Accounting Issues
The following table summarises the effect of the transition to AIFRS.

	1 July 2005			1 July 2004
		Transition			Transition
	AGAAP	Adjustments	AIFRS	AGAAP	Adjustments	AIFRS
	$M	$M	$M	$M	$M	$M

Assets	329,035	6,135	335,170	305,995	5,540	311,535
Liabilities	302,975	13,318	316,293	281,110	8,455	289,565

Shareholders’ Equity	26,060	(7,183)	18,877	24,885	(2,915)	21,970

Commonwealth Bank of Australia Concise Annual Report 2006       61

Notes to the Financial Statements
Note 1 Accounting Policies (continued)
Full disclosure of each of the key AIFRS transitional issues is set out in Note 1(nn) to the full 2006 Annual Report – Financial Statements, including quantifications of the financial impact. The following is a summary of the key areas of difference between former AGAAP accounting practice and the treatment under AIFRS:
Issues with effective impact from 1 July 2004
Employee Benefits – Defined Benefit Superannuation Plans
With the introduction of AIFRS, the surpluses and/or deficits that arise within individual defined benefit superannuation plans must be recognised in the Balance Sheet. An asset of $633 million and liability of $77 million were recognised at 1 July 2004. The actuarial gains and losses related to defined benefit superannuation plans arising in each period are recognised directly in Retained Profits from 1 July 2004.
Employee Benefits – Employee Share Schemes
The Bank previously accrued all share based compensation on a cost basis and amortised it to expense over the vesting period where there were performance hurdles to be met. Shares in the Bank are purchased by a Trust when the shares are granted and held until they vest to the employee.
Under AIFRS the fair value of the share based compensation is calculated at grant date and amortised to expense over the vesting period, subject to service and performance conditions being met. Transitional arrangements apply under AIFRS such that only those shares granted after 7 November 2002 and vesting after 1 January 2005 are accounted for in this manner. Shares in the Bank held by the Trust are consolidated, reclassified as ‘Treasury Shares’ and accounted for as a deduction from Share Capital. Treasury Shares of $126 million were deducted from Share Capital in this regard at 1 July 2004.
Accounting for Life Insurance and Funds Management Business
On transition to AIFRS, the asset representing the excess of the net market value over net assets of the Bank’s life insurance controlled entities can no longer be recognised in full. As a result, the Bank ceased to recognise any movement in the appraisal value in the Income Statement. An appraisal value uplift of $778 million was reversed under AIFRS for the year ended 30 June 2005. The write off of the internally generated component of the appraisal value of $3,123 million has been principally reflected against the General Reserve; the acquired component of $2,729 million has been reclassified as Goodwill within the Balance Sheet and is subject to an annual impairment test.
Treasury Shares
Under Australian GAAP direct investments in Commonwealth Bank shares by the Bank’s life insurance statutory funds were recognised in the Balance Sheet at market value. On transition to AIFRS these assets have been reclassified as ‘Treasury Shares’ and accounted for as a deduction from Share Capital. Treasury Shares of $245 million were deducted from Share Capital in this regard at 1 July 2004.
Accounting for Goodwill
On transition to AIFRS, Goodwill is no longer amortised, but instead, is subject to an annual assessment for impairment to ensure that the carrying value of Goodwill is not greater than the recoverable amount. As a result, the Income Statement no longer includes Goodwill amortisation. Goodwill amortisation under AGAAP of $325 million was reversed under AIFRS for the year ended 30 June 2005. No impairment adjustment to opening Retained Profits arose as at 1 July 2004 in respect of this issue.
Consolidation of Special Purpose Vehicles
Under AIFRS a number of special purpose vehicles related to the securitisation of Bank assets, and certain other customer asset securitisations have been consolidated into the Group on the basis that the majority of the exposure to risks and benefits of the entities resides with the Group. Consolidation of these vehicles had the effect of grossing up individual asset, liability and profit and loss items. This has no impact on net assets, shareholders’ equity or net profit.
Other Issues (refer to Note 1(nn) to the full Annual Report – 2006 Financial Statements for further details) include:
•	Foreign Currency Translation Reserve
•	Taxation
Issues with effective impact from 1 July 2005
Derivative Financial Instruments including Hedge Accounting and Embedded Derivatives
Under AIFRS all derivative financial instruments, including embedded derivatives and those used for hedging purposes, are recognised on-balance sheet and measured at fair value. Additional derivative assets of $2,600 million and derivative liabilities of $3,850 million were recognised at 1 July 2005.
Hedge accounting can be applied, subject to certain rules, for fair value hedges, cash flow hedges, and hedges of net investments in foreign operations. Cash flow and fair value hedges are the predominant hedges applied by the Bank.
These new rules on accounting for hedge instruments and embedded derivatives may introduce significant volatility within equity reserves, and the potential for some volatility within the Income Statement.
Provisions for Loan Impairment
The Bank’s previous general provisioning for impairment covered probable losses and latent risks inherent in the overall portfolio of advances and other credit transactions. Under AIFRS the Bank now assesses at each reporting date whether any objective evidence of impairment exists, individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. The Bank uses judgement to estimate the amount of any impairment loss.
The practice of recording specific provisions for loan impairment continues under AIFRS, however, such provisions – termed individually assessed provisions – are based on the discounted values of estimated future cash flows. This change reduced provisions by $21 million.
62       Commonwealth Bank of Australia Concise Annual Report 2006

Notes to the Financial Statements
Note 1 Accounting Policies (continued)
Classification of Hybrid Financial Instruments
At 1 July 2005 the Bank had three types of hybrid financial instruments on issue: Preferred Exchangeable Resettable Listed Shares (“PERLS”); Perpetual Exchangeable Resettable Listed Securities (“PERLS II”) and Trust Preferred Securities (“TPS”). These instruments were previously classified as equity instruments.
Under AIFRS these instruments totalling $2,260 million were reclassified as debt within the Balance Sheet on 1 July 2005. From 1 July 2005 onwards, distributions to the holders of these hybrid financial instruments are treated as interest expense in the Income Statement.
Accounting for Life Insurance Business
Measurement Differences
Under AIFRS, measurement differences arise within the insurance products and investment-style products of the life insurance and funds management businesses. Specifically, the actuarial calculation of policyholder liabilities is affected by a change in the discount rates applied, and certain acquisition costs related to investment-style products which were deferred under Australian GAAP, but which are no longer deferred under AIFRS.
Minority Interests
On transition to AIFRS, the minority interests in controlled unit trusts of the life companies no longer qualify as equity. As a result, the Bank has, on adoption of AIFRS, reclassified minority interests in life insurance statutory funds and other funds of $1,158 million to liabilities.
Other Issues (refer to Note 1(nn) to the full 2006 Annual Report – Financial Statements for further details) include:
•	Revenue and Expense Recognition
•	Financial Instruments Classification for Banking Business
Subsequent Events
On 11 July 2006 the appointment of Mr David Turner as a Director was announced. Mr Turner’s appointment is effective from 1 August 2006.
On 20 July 2006 the Bank concluded agreements to dispose of all holdings in its Loy Yang investment to several parties, for total net proceeds of approximately $175 million. This has resulted in a profit on sale of approximately $70 million.
On 25 July 2006 the appointment of Mr David Craig as Chief Financial Officer was announced. Mr Craig’s appointment is due to commence in September 2006.
On 8 August 2006 the retirement of Mr Tony Daniels and Ms Barbara Ward from the Board of the Bank and the appointment of Mrs Jane Hemstritch as a Director of the Bank was announced. Mr Daniels and Ms Ward will retire at the Bank’s Annual General Meeting on 3 November 2006 and Mrs Hemstritch’s appointment will take effect from 9 October 2006.
The Directors are not aware of any other matter or circumstance that has occurred since the end of the financial year that has significantly affected or may significantly affect the operations of the Group, the results of those operations, or the state of affairs of the Group in subsequent financial years.
Commonwealth Bank of Australia Concise Annual Report 2006       63

Notes to the Financial Statements
Note 2 Dividends

	Group
	2006	2005
	$M	$M

Ordinary Shares
Interim ordinary dividend (fully franked) (2006: 94 cents, 2005: 85 cents)
Interim ordinary dividend paid – cash component only	992	883
Interim ordinary dividend paid – dividend reinvestment plan	219	200

Total dividends paid	1,211	1,083

Preference Shares (1)
Preference dividends paid (fully franked) (2005: 1,115 cents)	—	29
Provision for preference dividend	—	10

Other Equity Instruments (1)
Dividends paid	—	92

Total dividends provided for, reserved or paid	1,211	1,214

Other provision carried	6	4

Dividends proposed and not recognised as a liability (fully franked) (2006: 130 cents, 2005: 112 cents)(2)	1,668	1,434

Provision for dividends
Balance as at 1 July 2005	14	14
Provisions made during the year	2,646	2,437
Provisions used during the year	(2,645)	(2,437)
Provisions reversed during the year	(9)	—

Balance at 30 June 2006 (Note 27)	6	14

(1)	Reclassified to loan capital on adoption of AIFRS from 1 July 2005.

(2)	The 2005 final dividend was satisfied by cash disbursements of $1,173 million and the issue of $261 million of ordinary shares through the dividend reinvestment plan. The 2006 final dividend is expected to be satisfied by cash disbursements of $1,365 million and the estimated issue of $303 million of ordinary shares through the dividend reinvestment plan.
Dividend Franking Account
After fully franking the final dividend to be paid for the year ended 30 June 2006 the amount of credits available, at the 30% tax rate as at 30 June 2006 to frank dividends for subsequent financial years is $nil (2005: $194 million). This figure is based on the combined franking accounts of the Bank at 30 June 2006, which have been adjusted for franking credits that will arise from the payment of income tax payable on profits for the year ended 30 June 2006, franking debits that will arise from the payment of dividends proposed for the year and franking credits that the Bank may be prevented from distributing in subsequent financial periods.
The Bank expects that future tax payments will generate sufficient franking credits for the Bank to be able to continue to fully frank future dividend payments. These calculations have been based on the taxation law as at 30 June 2006.
Dividend History

						Full Year		DRP
				Half-year	Full Year	Payout Ratio		Participation
	Cents Per			Payout Ratio(1)	Payout Ratio(1)	Cash Basis(2)	DRP	Rate(3)
Half Year Ended	Share	Date Paid		%	%	%	Price	%

31 December 2003	79	30/03/04		82. 7	—	—	31.61	18.8
30 June 2004	104	24/09/04		103. 8	93.5	73. 9	30.14	18.7
31 December 2004	85	31/03/05		65. 6	—	—	35.90	18.6
30 June 2005	112	23/09/05		88. 6	77.0	74. 9	37.19	18.2
31 December 2005	94	05/04/06		60. 6	—	—	43.89	18.1
30 June 2006	130		(4)	86. 5	73.3	71. 0	—	—

(1)	Dividend Payout Ratio: dividends divided by statutory earnings.

(2)	Payout ratio based on net profit after tax before defined benefit superannuation plan expense and treasury shares mismatch. Includes Which new Bank expenses for the year ended 30 June 2005 and the profit on sale of CMG Asia for the year ended 30 June 2006.

(3)	DRP Participation Rate: the percentage of total issued share capital participating in the Dividend Reinvestment Plan.

(4)	Dividend expected to be paid on 5 October 2006.
64       Commonwealth Bank of Australia Concise Annual Report 2006

Notes to the Financial Statements
Note 3 Financial Reporting by Segments

	Group
	Year Ended 30 June 2006
Primary Segment		Funds
Business Segments	Banking	Management	Insurance	Total
Income Statement	$M	$M	$M	$M

Interest income	19,758	—	—	19,758
Premium and related revenue	—	—	1,052	1,052
Other income	3,036	3,687	1,031	7,754

Total revenue	22,794	3,687	2,083	28,564

Interest expense	13,244	—	—	13,244

Segment result before income tax	4,559	643	657	5,859
Income tax expense	(1,328)	(331)	(241)	(1,900)

Segment result after income tax	3,231	312	416	3,959
Minority interests	(28)	(3)	—	(31)

Segment result after income tax and minority interests	3,203	309	416	3,928

Net profit attributable to shareholders of the Bank	3,203	309	416	3,928

Non–Cash Expenses
Intangible asset amortisation	49	—	—	49
Bad debts expense	398	—	—	398
Depreciation	157	2	5	164
Defined benefit superannuation plan expense	35	—	—	35
Other	65	1	—	66

Balance Sheet
Total assets	340,254	19,201	9,648	369,103
Acquisition of property, plant & equipment, intangibles and other non–current assets	510	94	8	612
Associate investments	106	52	32	190
Total liabilities	324,185	16,423	7,152	347,760

Commonwealth Bank of Australia Concise Annual Report 2006       65

Notes to the Financial Statements
Note 3 Financial Reporting by Segments (continued)

	Group
	Year Ended 30 June 2005
Primary Segment		Funds
Business Segments	Banking	Management	Insurance	Total
Income Statement	$M	$M	$M	$M

Interest income	16,781	—	—	16,781
Premium and related revenue	—	—	1,132	1,132
Other income	2,845	3,203	1,186	7,234

Total revenue	19,626	3,203	2,318	25,147

Interest expense	10,755	—	—	10,755

Segment result before income tax	3,982	508	522	5,012
Income tax expense	(1,197)	(192)	(213)	(1,602)

Segment result after income tax	2,785	316	309	3,410
Minority interests	(3)	(7)	—	(10)

Segment result after income tax and minority interests	2,782	309	309	3,400

Net profit attributable to shareholders of the Bank	2,782	309	309	3,400

Non–Cash Expenses
Intangible asset amortisation	20	—	—	20
Bad debts expense	322	—	—	322
Depreciation	135	8	13	156
Defined benefit superannuation plan expense	75	—	—	75
Other	84	27	—	111

Balance Sheet
Total assets	304,620	16,191	16,593	337,404
Acquisition of property, plant & equipment, intangibles and other non–current assets	303	8	39	350
Associate investments	19	1	32	52
Total liabilities	287,549	16,832	10,380	314,761

66       Commonwealth Bank of Australia Concise Annual Report 2006

Notes to the Financial Statements
Note 3 Financial Reporting by Segments (continued)

	Group
	Year Ended 30 June
Secondary Segment
Geographical Segments	2006	2006	2005	2005
Income Statement	$M	%	$M	%

Revenue
Australia	22,802	79.8	20,003	79.5
New Zealand	4,021	14.1	3,361	13.4
Other countries (1)	1,741	6.1	1,783	7.1

Total Revenue	28,564	100.0	25,147	100.0

Net Profit Attributable to Shareholders of the Bank
Australia	3,200	81.5	2,778	81.7
New Zealand	387	9.8	363	10.7
Other countries (1)	341	8.7	259	7.6

Total Net Profit Attributable to Shareholders of the Bank	3,928	100.0	3,400	100.0

Assets
Australia	304,831	82.6	280,255	83.0
New Zealand	43,318	11.7	41,383	12.3
Other countries (1)	20,954	5.7	15,766	4.7

Total Assets	369,103	100.0	337,404	100.0

Acquisition of Property, Plant & Equipment, Intangibles and Other Non–Current Assets
Australia	564	92.2	303	86.6
New Zealand	34	5.5	37	10.6
Other countries (1)	14	2.3	10	2.8

Total	612	100.0	350	100.0

(1)	Other countries were: United Kingdom, United States of America, Japan, Singapore, Malta, Hong Kong, Grand Cayman, Fiji, Indonesia, China and Vietnam.
The geographical segment represents the location in which the transaction was booked.
Commonwealth Bank of Australia Concise Annual Report 2006       67

Notes to the Financial Statements
Note 4 Earnings Per Share

	Group
	2006	2005
	C	C

Earnings per Ordinary Share
Basic	308.2	259.6
Fully diluted	303.1	255.3

	$M	$M

Reconciliation of earnings used in the calculation of earnings per share
Profit after income tax	3,959	3,410
Less: Preference share dividends	—	(39)
Less: Other equity instrument dividends	—	(76)
Less: Other dividends – ASB preference shares	—	(16)
Less: Minority interests	(31)	(10)

Earnings used in calculation of basic earnings per share	3,928	3,269

Add: Profit impact of assumed conversions
Preference shares	—	23
Other equity instruments	—	67
Loan capital	100	—

Earnings used in calculation of fully diluted earnings per share	4,028	3,359

	Number of Shares
	2006	2005
	M	M

Weighted average number of ordinary shares (net of treasury shares) used in the calculation of basic earnings per share	1,275	1,260
Effect of dilutive securities – share options and convertible loan capital instruments	54	56

Weighted average number of ordinary shares (net of treasury shares) used in the calculation of fully diluted earnings per share	1,329	1,316

	C	C

Cash Basis Earnings Per Ordinary Share
Basic	315.9	264.8
Fully diluted	310.5	260.5

	$M	$M

Reconciliation of earnings used in the calculation of basic cash basis earnings per share
Earnings used in calculation of earnings per share (as above)	3,928	3,269
Add: Defined benefit superannuation plan expense after income tax	25	53
Add: Treasury shares mismatch after income tax	100	39

Earnings used in calculation of basic cash basis earnings per share	4,053	3,361

Add: Profit impact of assumed conversions
Preference shares	—	23
Other equity instruments	—	67
Loan capital	100	—

Earnings used in calculation of fully diluted cash basis earnings per share	4,153	3,451

	Number of Shares
	2006	2006
	M	M

Weighted average number of ordinary shares (net of treasury shares) used in calculation of basic cash basis earnings per share	1,283	1,269
Effect of dilutive securities – share options and convertible loan capital instruments	55	56

Weighted average number of ordinary shares (net of treasury shares) used in calculation of fully diluted cash basis earnings per share	1,338	1,325

Basic earnings per share amounts are calculated by dividing net profit for the year attributed to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.
Diluted earnings per share amount are calculated by dividing net profit attributable to ordinary shareholders (after deducting interest on the convertible redeemable loan capital instruments) by the weighted average number of ordinary shares outstanding during the year (adjusted for the effects of diluted options and diluted convertible non-cumulative redeemable loan capital instruments).
68      Commonwealth Bank of Australia Concise Annual Report 2006

Notes to the Financial Statements
Note 5 Share Capital – Employee Share Plans
Details of the Directors’ and Key Management Personnel compensation, interest in long term incentive plans, shares, options and loans are included in the Remuneration Report section of the Directors’ Report.
Employee Share Plans
The Bank has in place the following employee share plans:
•	Commonwealth Bank Employee Share Acquisition Plan (“ESAP”);
•	Commonwealth Bank Equity Participation Plan (“EPP”);
•	Commonwealth Bank Equity Reward Plan (“ERP”); and
•	Commonwealth Bank Non-Executive Directors Share Plan (“NEDSP”).
The current ESAP and ERP arrangements were each approved by Shareholders at the Annual General Meeting (“AGM”) on 26 October 2000. Shareholders’ consent was not required for either the EPP or NEDSP but details were included in the Explanatory Memorandum to the 2000 meeting to ensure Shareholders were fully informed.
Employee Share Acquisition Plan (“ESAP”)
The ESAP was introduced in 1996 and provides employees with up to $1,000 worth of free shares per annum subject to a performance target being met. The performance target is growth in annual profit of the greater of 5% or the consumer price index (CPI change) plus 2%. Whenever annual profit growth exceeds CPI change, the Board may use its discretion in determining whether any grant of shares will be made.
Under ESAP, shares granted are restricted for sale for three years or until such time as the participating employee ceases employment with the Group, whichever is earlier. Shares granted under the ESAP receive full dividend entitlements, voting rights and there are no forfeiture or vesting conditions attached to the shares granted.
Effective from 1 July 2002, shares granted under ESAP offers have been expensed through the profit and loss. In the current year, 646,412 shares were granted to eligible employees in respect of the 2005 grant.
The Bank has determined to allocate each eligible employee shares up to a value of $1,000 in respect of the 2006 grant. As a result, a total expense of $27 million will be accrued by the grant date in respect of the 2006 grant, $23 million of which has been accrued as at 30 June 2006. The shares will be purchased on-market at the then market price.
From 1 July 2000 to 30 June 2002, details of issues under ESAP were:

	Bonus Ordinary		Shares issued
Issue Date	Shares Issued(1)	No. of Participants	to Each Participant (2)	Issue Price (2)

13 October 2000	872,620	24,932	35	$27.78
20 December 2000	805	23	35	$27.78
31 October 2001	893,554	26,281	34	$28.95
3 December 2001	3,876	114	34	$28.95
31 January 2002	1,938	57	34	$28.95

From 1 July 2002, details of shares purchased under ESAP were:

	Ordinary		Shares allocated
Issue Date	Shares Purchased	No. of Participants	to Each Participant(3)	Allocation Price(3)

31 October 2002	830,874	25,178	33	$29.71
22 January 2003	1,584	48	33	$29.71
31 October 2003	683,617	23,573	29	$27.53
29 October 2004	699,918	22,578	31	$31.52
9 September 2005	646,412	24,862	26	$37.68

(1)	For Offers in 2000 and 2001 both new and existing shareholders were granted Bonus Ordinary Shares issued from the Share Capital Account.

(2)	The Issue Price x Shares issued to each Participant effectively represents about $1,000 of free shares.

(3)	The Allocation Price for the offer is equal to the market value which is determined by calculating the weighted average of the prices at which the shares were traded on the ASX during the 5 trading day period up to and including the grant date. The Allocation Price x Shares allocated to each participant effectively represents about $1,000 of free shares for the 2002, 2004 and 2005 Offers and $800 of free shares for the 2003 Offer.
Commonwealth Bank of Australia Concise Annual Report 2006       69

Notes to the Financial Statements
Note 5 Share Capital – Employee Share Plans (continued)
Equity Participation Plan (“EPP”)
The EPP facilitates the voluntary sacrifice of both fixed remuneration and annual short term incentives (STI) to be applied in the acquisition of shares. The plan also previously facilitated the mandatory sacrifice of 50% of STI payments for some employees. However, the mandatory component of EPP ceased for the year ended 30 June 2005 and was replaced with a separate cash STI deferral arrangement for eligible employees.
Under the voluntary component of the EPP, shares purchased are restricted for sale for two years or when a participating employee ceases employment with the Bank, whichever is earlier. Shares purchased under the voluntary component of the EPP carry full dividend entitlements, voting rights and there are no forfeiture or vesting conditions attached to the shares.
Under the mandatory component of the EPP, fully paid ordinary shares are purchased and held in Trust until such time as the vesting conditions have been met. The vesting condition attached to the shares specifies that participants must generally remain employees of the Bank until the vesting date. Shares previously granted under the mandatory component of the EPP remain subject to their vesting conditions.
Each participant of the mandatory component of the EPP for whom shares are held by the Trustee on their behalf has a right to receive dividends. Once the shares vest, dividends which have accrued during the vesting period are paid to participants. The participant may also direct the Trustee on how the voting rights attached to the shares are to be exercised during the vesting period. Where participating employees do not satisfy the vesting conditions, shares and dividend rights are forfeited.
Shares acquired under both the voluntary and mandatory components of the EPP have been expensed against the profit and loss account. In the current year, $5 million was expensed against the profit and loss account to reflect the cost of allocations under the Plan.
All shares acquired by employees under the EPP are purchased on-market at the current market price. A total number of 8,090,094 shares have been acquired under the EPP since the plan commenced in 2001.
Details of purchases under the EPP from 1 July 2005 to 30 June 2006 were as follows:

Allotment Date	Participants	Shares Purchased	Average Purchase Price

1 September 2005	131	93,437	$37.58
9 November 2005	2	35,911	$40.46
15 March 2006	56	8,469	$44.19
The movement in shares purchased under the mandatory component of the EPP has been as follows:

Details of Movements	2005	2006

Shares held under the Plan at the beginning of year	2,790,353	2,616,771
Shares allocated during year	2,067,281	56
Shares vested during year	(2,016,790)	(1,736,939)
Shares forfeited during year	(224,073)	(56,804)

Shares held under the Plan at end of year	2,616,771	823,084

70       Commonwealth Bank of Australia Concise Annual Report 2006

Notes to the Financial Statements
Note 5 Share Capital – Employee Share Plans (continued)
Equity Reward Plan (“ERP”)
The Board has envisaged that up to a maximum of 500 employees would participate each year in the ERP.
Previous grants under the ERP were in two parts, comprising grants of options and grants of shares. Since 2001/02, no options have been issued under the ERP. From 2002/03, Reward Shares have only been issued under this plan.
The exercise of previously granted options and the vesting of employee legal title to the shares is conditional on the Bank achieving a prescribed performance hurdle. The ERP performance hurdle is based on relative Total Shareholder Return (“TSR”) with the Bank’s TSR performance being measured against a comparator group of companies.
The prescribed performance hurdle for options and Reward Shares issued prior to 2002/03 was:
•	The Bank’s TSR (broadly, growth in share price plus dividends reinvested) over a minimum three year period, must equal or exceed the index of TSR achieved by the comparator group of companies. The comparator group (previously companies represented in the ASX’s “Banks and Finance Accumulation Index” excluding the Bank) was widened in 2001/02 to better reflect the Bank’s business mix; and

•	If the performance hurdle is not reached within that three years the options may nevertheless be exercisable or the shares vest, only where the hurdle is subsequently reached within five years from the grant date.
Details of options issued and shares acquired under 2000 and 2001 grants of the ERP as well as movements in the options and shares are as follows:

Options				Options
Year of Grant	Commencement Date	Issue Date	Options Issued	Outstanding(1)	Participants	Exercise Price		Exercise Period

2000	13 Sep 2000	7 Feb 01	577,500	187,500	16	$26.97	(2)	14 Sep 2003 to
								13 Sep 2010 (3)
	13 Sep 2000	31 Oct 01	12,500	—	1	$26.97	(2)	14 Sep 2003 to
								13 Sep 2010 (3)
2001	3 Sep 2001	31 Oct 01	2,882,000	741,000	61	$30.12	(2)	4 Sep 2004 to
								3 Sep 2011 (4)
	3 Sep 2001	31 Jan 02	12,500	12,500	1	$30.12	(2)	4 Sep 2004 to
								3 Sep 2011 (4)
	3 Sep 2001	15 Apr 02	100,000	—	1	$30.12	(2)	4 Sep 2004 to
								3 Sep 2011 (4)

(1)	Options outstanding as at the date of the report.

(2)	The premium adjustment (based on the actual difference between the dividend and bond yields at the date of vesting) was nil.

(3)	Performance hurdle was satisfied on 31 March 2004 and options may be exercised up to 13 September 2010.

(4)	Performance hurdle was satisfied on 3 October 2004 and options may be exercised up to 3 September 2011.

Options – Details of Movements	July 2004 – June 2005		July 2005 – June 2006
Year of Grant	2000	2001	2000	2001

Held by participants at the start of year	402,500	2,235,200	247,500	1,801,600
Granted during year	—	—	—	—
Exercised during year	(155,000)	(403,900)	(60,000)	(1,008,300)
Lapsed during year	—	(29,700)	—	(39,800)

Outstanding at the end of year	247,500	1,801,600	187,500	753,500

Granted from 30 June to the date of report	—	—	—	—
Exercised from 30 June to date of report	—	(50,000)	—	—
Lapsed from 30 June to the date of report	—	—	—	—

Outstanding as at the date of report	247,500	1,751,600	187,500	753,500

Commonwealth Bank of Australia Concise Annual Report 2006       71

Notes to the Financial Statements
Note 5 Share Capital – Employee Share Plans (continued)
For Reward Shares granted from 2002/03 to 2005/06 inclusive, a tiered vesting scale was applied so that 50% of the allocated shares vest if the Bank’s TSR return is equal to the 50th percentile, 75% vest at the 67th percentile and 100% when the Bank’s return is in the top quartile.
Where the rating is at least at the 50th percentile on the third anniversary of the grant, the shares will vest at a time nominated by the executive, within the trading windows, over the next two years. The vesting percentage will be at least that achieved on the third anniversary of the grant and the executive will be able to delay vesting until a subsequent half yearly window prior to the fifth anniversary of the grant. The vesting percentage will be calculated by reference to the rating at that time.
Where the rating is below the 50th percentile on the third anniversary of grant, the shares can still vest if the rating reaches the 50th percentile prior to the fifth anniversary, but the maximum vesting will be 50%.
In 2006 the Bank reviewed these arrangements and will implement a change to retesting and the vesting scale for future ERP grants. A straight line vesting scale will be introduced, with 50% vesting at the 51st percentile, through to 100% vesting at the 75th percentile for future ERP grants. Retesting will be restricted from four occasions to one, 12 months after initial testing.
Reward Shares acquired under the share component of the ERP are purchased on-market at the current market price. The cost of shares acquired is expensed through the profit and loss over a five year period, reflecting the maximum vesting period. In the current year, $3 million has been expensed through the profit and loss. The expense for the current year is lower than previous years due to the new accounting treatment required under AIFRS.
Executive options issued up to September 2001 have not been recorded as an expense by the Group.
Reward Shaares

							Average
							Purchase
Year of Grant	Purchase Date	Shares Purchased	Shares Allocated		Participants	Vesting Period	Price(9)

2000	20 Feb 2001	361,100	361,100		61	14 Sep 2003 to Sep 2005 (6)	$29.72
	31 Oct 2001	2,000	2,000		1	14 Sep 2003 to 3 Sep 2005 (6)	$29.25
2001	31 Oct 2001	652,100	661,500	(1)	241	4 Sep 2004 to 3 Sep 2006 (7)	$29.25
2002	22 Nov 2002	357,500	545,500	(2)	195	3 Sep 2005 to 2 Sep 2007 (8)	$28.26
2003	12 Nov 2003	285,531	595,600	(3)	255	2 Sep 2006 to 1 Sep 2008 (8)	$28.33
2004	11 Nov 2004	225,934	522,290	(4)	259	23 Aug 2007 to 23 Aug 2009 (8)	$29.87
2005	11 Nov 2005	18,306	557,253	(5)	260	15 Jul 2005 to 15 Jul 2010 (8)	$29.30

(1)	In October 2001, 11,400 Reward Shares were re-allocated to participants receiving the 2001 grant as a result of Reward Shares forfeited from previous ERP grant.

(2)	In November 2002, 188,000 shares were re-allocated to participants receiving the 2002 grant as a result of shares forfeited from previous grants. The total number of Reward Shares allocated in 2002 represents 50% of the maximum entitlement that participants may receive. The 2002 grant did not meet the performance hurdle at the first measurement point and therefore did not vest. If it reaches the required performance hurdle at a subsequent measurement date, a maximum of 50% only of the original grant will vest. Further details of ERP arrangements are provided in the Bank’s Remuneration Report.

(3)	In November 2003, 310,069 shares were re-allocated to participants receiving the 2003 grant as a result of shares forfeited from previous grants. The total number of Reward Shares allocated in 2003 represents 50% of the maximum entitlement that participants may receive. It is intended that Reward Shares required to meet obligations under ERP will be acquired by the Trust on-market during the three years prior to the first measurement point of the performance hurdle.

(4)	In November 2004, 296,356 shares were re-allocated to participants receiving the 2004 Grant as a result of shares forfeited from previous grants. The total number of Reward Shares allocated in 2004 represents 50% of the maximum entitlement that participants may receive – refer to footnote 3 above for further information.

(5)	In November 2005, 538,947 shares were re-allocated to participants receiving the 2005 grant as a result of shares forfeited from previous grants. The total number of Reward Shares allocated in 2005 represents 50% of the maximum entitlement that participants may receive – refer to footnote 3 above for further information.

(6)	Performance hurdle was satisfied on 31 March 2004 and as a result 195,700 shares vested to participants of the 2000 grant.

(7)	Performance hurdle was satisfied on 3 October 2004 and as a result 423,500 shares vested to participants of the 2001 grant.

(8)	Performance hurdle must be satisfied within the vesting period, otherwise shares will be forfeited.

(9)	Average Purchase Price refers to the average price of all shares allocated for that grant, including the original purchase price of any reallocated shares.
72       Commonwealth Bank of Australia Concise Annual Report 2006

Notes to the Financial Statements
Note 5 Share Capital – Employee Share Plans (continued)
Reward Shares – Details of Movements

	July 2004 – June 2005				July 2005 – June 2006
Year of Grant
Total Reward Shares	2001	2002	2003	2004	2002	2003	2004	2005

Held by participants at the start of year	437,000	445,825	557,500	—	376,850	462,850	544,900	—
Granted during year (1)	—	—	—	597,975	—	—	—	557,253
Vested during year	(423,500)	—	—	—	—	—	—	—
Lapsed during year	(13,500)	(68,975)	(94,650)	(53,075)	(135,000)	(114,200)	(121,215)	(34,505)

Outstanding at the end of year	—	376,850	462,850	544,900	241,850	348,650	423,685	522,748

Granted from 30 June to date of report	—	—	—	—	—	—	—	—
Vested from 30 June to date of report	—	—	—	—	—	—	—	—
Lapsed from 30 June to date of report	—	(11,400)	(8,950)	(8,750)	(7,750)	(11,250)	(15,125)	(18,175)

Outstanding as at the date of report	—	365,450	453,900	536,150	234,100	337,400	408,560	504,573

(1) The total number of shares granted during the year represents 50% of the maximum entitlement that participants may receive.
During the vesting period, Reward Shares are held in Trust. Each participant on behalf of whom Reward Shares are held by the Trustee, has a right to receive dividends. Once the shares vest dividends are paid in relation to those accrued during the vesting period. The participant may also direct the Trustee on how the voting rights attached to the shares are to be exercised during the vesting period.
For a limited number of executives including overseas based staff a cash-based “share replicator” ERP scheme is operated by way of grants of performance units. A performance unit is a monetary unit with a value linked to the share price of Commonwealth Bank shares. Performance Unit grants are subject to the same vesting conditions as the Reward Share component of the ERP. On meeting the vesting condition, a cash payment is made to executives whereby the value is determined based on the current share price on vesting plus an accrued dividend value. An amount of $4 million has been expensed to the profit and loss account in respect of the year ended 30 June 2006 to reflect future payments which may be required under the “share replicator” plan.
Commonwealth Bank of Australia Concise Annual Report 2006     73

Notes to the Financial Statements
Note 5 Share Capital – Employee Share Plans (continued)
Executive Option Plan (“EOP”)
As previously notified to shareholders, this plan was discontinued in 2000/01.
Under the EOP, the Bank granted options to purchase ordinary shares to those key executives who, being able by virtue of their responsibility, experience and skill to influence the generation of shareholder wealth, were declared by the Board of Directors to be eligible to participate in the Plan. Non-executive Directors were not eligible to participate in the Plan.
Options cannot be exercised before each respective exercise period and the ability to exercise is conditional on the Bank achieving a prescribed performance hurdle. The option plan did not grant rights to the option holders to participate in a share issue of any other body corporate.
The performance hurdle is the same TSR comparator hurdle as outlined above for the Equity Reward Plan (“ERP”) grants prior to 2002/03.
The EOP was discontinued in 2000/2001 and no options have been granted under the plan during the last five reporting periods. The last grant under EOP was made in September 2000. The performance hurdles for the August 1999 grant and the September 2000 grant were met in 2004.
Details of issues made under EOP as well as movements for 2004/2005 and 2005/2006 are as follows:

Executive Option Plan (“EOP”)
Commencement			Options
Date	Issue Date	Options Issued	Outstanding	Participants	Exercise Price (1)		Exercise Period

3 Nov 1997	11 Dec 1997	2,875,000	—	27	$15.53	(2)	4 Nov 00 to 3 Nov 02
25 Aug 1998	30 Sep 1998	3,275,000	—	32	$19.58	(2)	26 Aug 01 to 25 Aug 03
24 Aug 1999	24 Sep 1999	3,855,000	190,600	38	$23.84	(2)	25 Aug 02 to 24 Aug 09	(3)
13 Sep 2000	13 Oct 2000	2,002,500	175,800	50	$26.97	(2)	14 Sep 03 to 13 Sep 10	(4)

(1)	The Exercise Price is the market value at the commencement date. Market value is defined as the weighted average of the prices at which shares were traded on the ASX during the one week period before the commencement date.

(2)	Premium adjustment (based on the actual difference between the dividend and bond yields at the date of vesting) was nil.

(3)	Performance hurdle for the 1999 grant was satisfied on 28 February 2004 and options may be exercised up to 24 August 2009.

(4)	Performance hurdle for the 2000 grant was satisfied on 31 March 2004 and options may be exercised up to 13 September 2010.

Details of Movements
		July 2004 – June 2005		July 2005 – June 2006
Year of Grant	1999	2000	1999	2000

Total options:
Held by participants at start of year	1,875,000	1,144,600	450,000	637,300
Exercised during year	(1,425,000)	(507,300)	(250,000)	(437,900)
Lapsed during year	—	—	(9,400)	(23,600)

Outstanding at the end of year	450,000	637,300	190,600	175,800

Granted from 30 June to date of report	—	—	—	—
Exercised from 30 June to date of report	—	(75,400)	—	—
Lapsed from 30 June to date of report	—	—	—	—

Outstanding as at the date of report	450,000	561,900	190,600	175,800

74     Commonwealth Bank of Australia Concise Annual Report 2006

Notes to the Financial Statements
Note 5 Share Capital – Employee Share Plans (continued)
Summary of shares issued during the period 1 July 2005 to the date of the report as a result of options being exercised are:

Option Issue Date	Shares Issued	Price Paid per Share	Total Consideration Paid

24 September 1999	250,000	$23.84	$5,960,000
13 October 2000	437,900	$26.97	$11,810,163
7 February 2001	60,000	$26.97	$1,618,200
30 October 2001	908,300	$30.12	$27,357,996
15 April 2002	100,000	$30.12	$3,012,000

No amount is unpaid in respect of the shares issued upon exercise of the options during the above period.
Under the Bank’s EOP and ERP an option holder generally has no right to participate in any new issue of securities of the Bank or of a related body corporate as a result of holding the option. The only exception is when there is a pro rata issue of shares to the Bank’s shareholders by way of a bonus issue involving capitalisation (other than in place of dividends or by way of dividend reinvestment).
In this case an option holder is entitled to receive additional shares upon exercise of the options being the number of bonus shares that the option holder would have received if the options had been exercised and shares issued prior to the bonus issue.
Non-Executive Directors Share Plan (“NEDSP”)
The NEDSP provides for the acquisition of shares by Non-Executive Directors through the mandatory sacrifice of 20% of their annual fees (paid on a quarterly basis). Shares purchased are restricted for sale for 10 years or when the Director leaves the Board, whichever is earlier. In addition, Non-Executive Directors can voluntarily elect to sacrifice up to a further 50% of their fees for the acquisition of shares.
Shares are purchased on-market at the current market price and a total of 50,061 shares have been purchased under the NEDSP since the plan commenced in 2001. Since March 2005, shares are now acquired under the plan on a six monthly basis.
Shares acquired under the plan receive full dividend entitlements and voting rights. There are no forfeiture or vesting conditions attached to shares granted under the NEDSP.
Details of grants under the NEDSP from 1 July 2005 to 30 June 2006 were as follows:

Period	Total Fees Sacrificed	Participants	Shares Purchased	Average Purchase Price

1 April to 30 June 2005	$112,127	9	2,984	$37.58
1 July to 31 December 2005	$226,849	9	5,134	$44.19

For the current year, $348,000 was expensed through the profit and loss reflecting shares purchased and allocated under the NEDSP.
Commonwealth Bank of Australia Concise Annual Report 2006     75

Director’s Declaration
In accordance with a resolution of the Directors of the Commonwealth Bank of Australia the Directors declare that :
(a)	the financial statements and notes thereto of the Bank and the Group, and the additional disclosures included in the Directors’ Report designated as audited, comply with Accounting Standards and in their opinion are in accordance with the Corporations Act 2001;

(b)	the financial statements and notes thereto give a true and fair view of the Bank’s and the Group’s financial position as at 30 June 2006 and of their performance for the year ended on that date;

(c)	in the opinion of the Directors, there are reasonable grounds to believe that the Bank will be able to pay its debts as and when they become due and payable; and

(d)	the directors have been given the declarations required under Section 295A of the Corporations Act 2001 for the financial year ended 30 June 2006
Signed in accordance with a resolution of the Directors.

J M Schubert	R J Norris
Chairman	Managing Director and Chief Executive Officer

23 August 2006
76     Commonwealth Bank of Australia Concise Annual Report 2006

Independent audit report to the members of Commonwealth Bank of Australia
Scope
The concise financial report and directors’ responsibility
The concise financial report comprises the balance sheet, income statement, statement of recognised income and expenses, statement of cash flows, accompanying notes to the financial statements and the Directors’ Declaration for Commonwealth Bank of Australia (“the Bank”) and the consolidated Group for the year ended 30 June 2006. The consolidated Group comprises both the Bank and the entities it controlled during the year.
The Directors of the Bank are responsible for preparing a concise financial report that complies with Accounting Standard AASB 1039 Concise Financial Reports, in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the concise financial report.
Audit approach
We conducted an independent audit on the concise financial report in order to express an opinion to the members of the Bank. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the concise financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.
We performed procedures to assess whether in all material respects the concise financial report is presented fairly in accordance with Accounting Standard AASB 1039 Concise Financial Reports. We formed our audit opinion on the basis of these procedures, which included:
•	Examining, on a test basis, the information to provide evidence supporting that the amounts and disclosures in the concise financial report are consistent with the full financial report; and
•	Examining, on a test basis, information to provide evidence supporting the amounts, discussion and analysis, and other disclosures in the concise financial report that were not directly derived from the full financial report.
We have also performed an independent audit of the full financial report of the Bank for the year ended 30 June 2006. Our audit report on the full financial report was signed on 23 August 2006, and was not subject to any qualification. For a better understanding of our approach to the audit of the full financial report, this report should be read in conjunction with our audit report on the full financial report.
Commonwealth Bank of Australia Concise Annual Report 2006     77

Independent audit report to the members of Commonwealth Bank of Australia
Independence
We are independent of the Bank and the consolidated entity and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. We have given to the directors of the Bank a written Auditor’s Independence Declaration, signed on 23 August 2006, a copy of which is included in the Directors’ Report. The Auditors’ Independence Declaration would have been expressed in the same terms if it had been given to the Directors at the date this audit report was signed. In addition to our audit of the full and concise financial reports, we were engaged to undertake the services disclosed in the notes to the financial statements of the full financial report. The provision of these services has not impaired our independence.
Audit opinion
In our opinion, the concise financial report of Commonwealth Bank of Australia complies with Accounting Standard AASB 1039 “Concise Financial Reports”.

Ernst & Young	S J Ferguson
Sydney	Partner

23 August 2006
78     Commonwealth Bank of Australia Concise Annual Report 2006

Shareholding Information
Top 20 Holders of Fully Paid Ordinary Shares as at 18 August 2006

Rank	Name of Holder	Number of Shares	%

1	J P Morgan Nominees Australia Limited	113,464,882	8.84
2	National Nominees Limited	111,655,869	8.70
3	Westpac Custodian Nominees Ltd	72,147,286	5.62
4	Citicorp Nominees Ltd	71,998,891	5.61
5	RBC Dexia Services Australia Nominees Pty Limited	31,846,699	2.48
6	ANZ Nominees Limited	29,898,579	2.33
7	Cogent Nominees Pty limited	22,471,900	1.75
8	Queensland Investment Corporation	16,508,932	1.29
9	AMP Life Limited	11,616,993	0.91
10	HSBC Custody Nominees (Australia) Limited	8,668,658	0.68
11	Australian Foundation Investment Company Limited	8,095,245	0.63
12	Bond Street Custodian Pty Limited	7,183,574	0.56
13	Invia Custodian Pty Limited	6,833,176	0.53
14	Westpac Financial Services Ltd	4,989,074	0.39
15	UBS Wealth Management Australia Nominees Pty Ltd	4,968,605	0.39
16	Australian Reward Investment Alliance	2,935,854	0.23
17	Suncorp Custodian Services Pty Ltd	2,626,440	0.20
18	Perpetual Trustee Co Ltd	2,524,354	0.20
19	Belike Nominees Pty Limited	2,490,207	0.19
20	CSFB Third Nominees Pty	2,428,198	0.19

The top 20 shareholders hold 535,353,416 shares which is equal to 41.72% of the total shares on issue
Stock Exchange Listing
The shares of the Commonwealth Bank of Australia are listed on the Australian Stock Exchange under the trade symbol CBA, with Sydney being the home exchange. Details of trading activity are published in most daily newspapers, generally under the abbreviation of CBA or C’wealth Bank. The Bank does not have a current on-market buyback of its shares.
Range of Shares (Fully Paid Ordinary Shares and Employee Shares): 18 August 2006

	Number of	Percentage	Number of	Percentage
Range	Shareholders	Shareholders	Shares	Issued Capital

1 – 1,000	525,439	75.19	181,715,794	14.16
1,001 – 5,000	153,355	21.94	312,046,698	24.32
5,001 – 10,000	14,017	2.00	96,342,827	7.51
10,001 – 100,000	5,802	0.83	111,633,195	8.70
100,001 and over	271	0.04	581,515,795	45.31

Total	698,884	100.00	1,283,254,309	100.00

Less than marketable parcel of $500	12,493		15,641

Voting Rights
Under the Bank’s Constitution, each person who is a voting member and who is present at a general meeting of the Bank in person or by proxy, attorney or official representative is entitled:
•	on a show of hands – to one vote; and
•	on a poll – to one vote for each share held or represented.
If a person present at a general meeting represents personally or by proxy, attorney or official representative more than one member, on a show of hands the person is entitled to one vote even though he or she represents more than one member.
If a member is present in person and votes on a resolution, any proxy or attorney of that member is not entitled to vote.
If more than one official representative or attorney is present for a member:
•	none of them is entitled to vote on a show of hands; and
•	on a poll only one official representative may exercise the member’s voting rights and the vote of each attorney shall be of no effect unless each is appointed to represent a specified proportion of the member’s voting rights, not exceeding in aggregate 100%.
•	if a member appoints two proxies and both are present at the meeting:
•	if the appointment does not specify the proportion or number of the member’s votes each proxy may exercise, then on a poll each proxy may exercise one half of the member’s votes;
•	neither proxy shall be entitled to vote on a show of hands; and
•	on a poll each proxy may only exercise votes in respect of those shares or voting rights the proxy represents.
Commonwealth Bank of Australia Concise Annual Report 2006       79

Shareholding Information
Top 20 Holders of Preferred Exchangeable Resettable Listed Securities II (“PERLS II”) as at 18 August 2006

Rank	Name of Holder	Number of Units	%

1	J P Morgan Nominees Australia Limited	336,831	8.98
2	National Nominees Limited	179,669	4.79
3	Citicorp Nominees Pty Limited	114,175	3.04
4	UBS Nominees Pty Ltd	99,570	2.66
5	UBS Warburg Private Clients Nominees Pty Ltd	90,780	2.42
6	Questor Financial Services Limited	67,631	1.80
7	RBC Dexia Services Australia Nominees Limited	65,135	1.74
8	Invia Custodian Pty Limited	51,550	1.37
9	Westpac Custodian Nominees Limited	50,000	1.33
10	Bond Street Custodians Limited	39,754	1.06
11	ANZ Nominees Limited	30,912	0.82
12	The Australian National University Investment Section	25,000	0.67
13	Gordon Merchant No 2 Pty Ltd	24,440	0.65
14	Clycut Pty Ltd	21,892	0.58
15	J Neave Investments Pty Limited	19,697	0.53
16	Cogent Nominees Pty Limited	19,581	0.52
17	Cryton Investments No 9 Pty Ltd	17,600	0.47
18	Tynong Pastoral Co Pty Ltd	17,450	0.47
19	Woodross Nominees Pty Ltd	16,000	0.43
20	Perpetual Trustee Company Limited	15,066	0.40

The top 20 PERLS II unitholders hold 1,302,733 units which is equal to 34.73% of the total units on issue. More than 20 PERLS unitholders are disclosed in the above table due to a number of unitholders having the same number of PERLS II.
Stock Exchange Listing
PERLS II are units in a registered managed investment scheme of which Commonwealth Managed Investments Limited is the responsible entity and are listed on the Australian Stock Exchange under the trade symbol PCBPA, with Sydney being the home exchange. Details of trading activity are published in most daily newspapers.
Range of Units (PERLS II): 18 August 2006

	Number of	Percentage	Number of	Percentage
Range	Unitholders	Unitholders	Units	Issued Units

1 – 1,000	9,203	96.09	1,531,679	40. 85
1,001 – 5,000	310	3.24	694,594	18. 52
5,001 – 10,000	36	0.38	274,297	7. 31
10,001 – 100,000	26	0.27	732,930	19. 55
100,001 and over	2	0.02	516,500	13. 77

Total	9,577	100.00	3,750,000	100. 00

Less than marketable parcel of $500	3		4

Voting Rights
PERLS II do not confer any voting rights in the Bank but if they are exchanged for or convert into ordinary shares or preference shares of the Bank in accordance with their terms of issue, the voting rights of the Bank’s ordinary shares are set out on page 79 and Article 3.2.7 of the Bank’s Constitution.
The holders will be entitled to receive notice of any general meeting of the Bank and a copy of every circular or other like document sent out by the Bank to ordinary shareholders and to attend any general meeting of the Bank.
The holders will not be entitled to vote at a general meeting of the Bank except in the following circumstances:
•	If at the time of the meeting, a dividend has been declared but has not been paid in full by the relevant payment date;
•	On a proposal to reduce the Bank’s share capital;
•	On a resolution to approve the terms of a buy-back agreement;
•	On a proposal that affects rights attached to Commonwealth Bank PERLS;
•	On a proposal to wind up the Bank;
•	On a proposal for the disposal of the whole of the Bank’s property, business and undertaking;
•	During the winding up of the Bank; or
•	As otherwise required under the Listing Rules from time to time, in which case the holders will have the same rights as to manner of attendance and as to voting in respect of each unit as those conferred on ordinary shareholders in respect of each ordinary share.
At a general meeting of the Bank, holders are entitled:
•	On a show of hands, to exercise one vote when entitled to vote in respect of the matters listed above; and
•	On a poll, to one vote for each unit.
80       Commonwealth Bank of Australia Concise Annual Report 2006

Shareholding Information
Top 20 Holders of Preferred Exchangeable Resettable Listed Securities III (“PERLS III”) as at 18 August 2006

Rank	Name of Holder	Number of Shares	%

1	AMP Life Limited	375,000	6.43
2	RBC Dexia Services Australia Nominees Pty Limited	169,791	2.91
3	UBS Wealth Management Australia Nominees Pty Ltd	153,734	2.64
4	Cogent Nominees Pty Limited	140,476	2.41
5	J P Morgan Nominees Australia Limited	108,025	1.85
6	Bond Street Custodian Limited	93,909	1.61
7	ANZ Executors & Trustee Company Limited	75,333	1.29
8	Goldman Sachs JB Were Pty Ltd	75,000	1.29
9	Goldman Sachs JB Were Capital Markets Ltd	72,001	1.23
10	Mr Walter Lawton + Mrs Jan Rynette Lawton	60,000	1.03
11	Invia Custodian Pty Limited	54,045	0.93
12	The Australian National University Investment Section	51,282	0.88
13	Mr Reginald Surtees Geary	50,000	0.86
14	National Nominees Limited	42,885	0.74
15	Citicorp Nominees Pty limited	35,320	0.61
16	Questor Financial Services Limited	35,061	0.60
17	Truckmate (Australia) Pty Ltd	35,000	0.60
18	Equity Trustees Limited	30,639	0.53
19	Kerlon Pty Ltd	30,000	0.51
20	Australian Executor Trustees Limited	28,168	0.48

The top 20 PERLS III shareholders hold 1,715,669 shares which is equal to 29.43% of the total shares on issue
Stock Exchange Listing
PERLS III are preference shares issued by Preferred Capital Limited (a wholly-owned subsidiary of the Bank) and are listed on the Australian Stock Exchange under the trade symbol PCAPA, with Sydney being the home exchange. Details of trading activity are published in most daily newspapers.
Range of Shares (PERLS III): 18 August 2006

	Number of	Percentage	Number of	Percentage
Range	Shareholders	Shareholders	Shares	Issued Capital

1 – 1,000	15,397	96.26	2,428,892	41. 65
1,001 – 5,000	510	3.19	1,120,472	19. 21
5,001 – 10,000	38	0.24	300,646	5. 16
10,001 – 100,000	45	0.28	1,222,126	20. 95
100,001 and over	4	0.03	760,145	13. 03

Total	15,994	100.00	5,832,281	100. 00

Less than marketable parcel of $500	16		31

Voting Rights
PERLS III do not confer any voting rights in the Bank but if they are exchanged for or convert into ordinary shares or preference shares of the Bank in accordance with their terms of issue, the voting rights of the ordinary or preference shares (as the case may be) will be as set out on pages 79 and 80 respectively for the Bank’s ordinary shares and preference shares.
Trust Preferred Securities
550,000 Trust Preferred Securities were issued on 6 August 2003. Cede & Co is registered as the sole holder of these securities.
700,000 Trust Preferred Securities were issued on 15 March 2006. Cede & Co is registered as the sole holder of these securities.
The Trust Preferred Securities do not confer any voting rights in the Bank but if they are exchanged for or convert into ordinary shares or preference shares of the Bank in accordance with their terms of issue, the voting rights of the ordinary or preference shares (as the case may be) will be as set out on pages 79 and 80 respectively for the Bank’s ordinary shares and preference shares.
Commonwealth Bank of Australia Concise Annual Report 2006       81

International Representation
Australia
Head Office
Commonwealth Bank of Australia
48 Martin Place,
Sydney NSW 1155
Telephone: (61 2) 9378 2000
New Zealand
ASB Bank Limited
Level 28 ASB Bank Centre
135 Albert Street, Auckland
Telephone: (64 9) 377 8930
Facsimile: (64 9) 358 3511
Managing Director
H Burrett
Sovereign Group Limited
33-45 Hurstmere Road
Takapuna, Auckland
Telephone: (64 9) 487 9000
Facsimile: (64 9) 486 1913
Acting Managing Director
J Raby
Asia Pacific
Fiji Islands
Colonial National Bank
Colonial Life Limited
3 Central Street, Suva
Telephone: (67 9) 3214 400
Facsimile: (67 9) 3303 448
Managing Director
L Mellsop
China
CBA Representative Office
2909 China World Towers 1
1 Jian Guo Men Wai Avenue
Beijing 100004
Telephone: (86 10) 6505 5350
Facsimile: (86 10) 6505 5354
Chief Representative
Y T Au
Room 3805-3806 K.Wah Centre
1010 Huahai (M) Road
Shanghai 200031
Telephone: (86 21) 6103 6500
Facsimile: (86 21) 6103 6598
Head of China Retail Banking
Vicky Liem
CommFinance
Room 3805-3806 K.Wah Centre
1010 Huahai (M) Road
Shanghai 200031
Telephone: (86 21) 6103 6500
Facsimile: (86 21) 6103 6598
Chief Executive Officer
L. Zhang
China Life – CMG Asia Life Assurance Co Ltd
21st Floor
China Insurance Building
166 Lujiazui Dong Road
Shanghai 200120
Telephone: (86 21) 5882 5245
Facsimile: (86 21) 6887 5720
General Manager
C Lee
CBA Representative Office
Room 4007 Bund Center
222 Yan An Road East
Shanghai 200002
Telephone: (86 21) 6335 1686
Facsimile: (86 21) 6335 1766
First State Cinda Fund Management
No. 29 Dong Zhong Street
Dong Cheng District
Beijing
Telephone: (86 10) 6418 1266
Facsimile: (86 10) 6418 1243
Regional Head Asia
L Mann
Hong Kong
15th Floor, Chater House
8 Connaught Place,
Central
Hong Kong
Telephone: (852) 2844 7500
Facsimile: (852) 2845 9194
Regional General Manager Asia
S Poon
Hong Kong Commonwealth Bank of Australia
Room 1501 – 1505, Chater House
8 Connaught Road Centre
Hong Kong
Telephone: (852) 3667 8900
Facsimile: (852) 3667 8939
Executive General Manager
P Fancke
First State Investments (Hong Kong) Limited
Level 6 Three Exchange Square
8 Connaught Place, Central
Hong Kong
Telephone: (852) 2846 7555
Facsimile: (852) 2868 4742/4783
Regional Head Asia
L Mann
India
CBA Representative Office
Unit 201, Level 2 (front portion) of Embassy Classic
No. 11, Vittal Mallya Road
Bangalore 560001
Telephone: (91 80) 2210 7411
Fascimile: (91 80) 5112 1462
Chief Representative
Ravi Kushan
Indonesia
PT Bank Commonwealth
Ground Flr, Wisma Metropolitan II
Jl. Jendral Sudirman Kav. 29-31
Jakarta 12920
Telephone: (62 21) 5296 1222
Facsimile: (62 21) 5296 2293
President Director
S Brewis-Weston
PT Astra CMG Life
11/F Sentra Mulia
Jl. H.R. Rason Said, Kav X-6 No 8
Jakarta 12940
Telephone: (62 21) 250 0385
Facsimile: (62 21) 250 0389
President Director
Malakai Naiyaga
PT First State Investments Indonesia
29th Floor, Gedung Artha Graha
Sudirman Central Business District
Jl. Jend. Sudirman Kav. 52-53
Jakarta 12190
Telephone: (62 21) 515 0088
Facsimile: (62 21) 515 0033
Regional Head Asia
L Mann
Japan
CBA Branch Office
8th Floor
Toranomon Waiko Building
5-12-1 Toranomon
Minato-ku, Tokyo 105-0001
Telephone: (81 3) 5400 7280
Facsimile: (81 3) 5400 7288
General Manager
L Xia
Singapore
CBA Branch Office
3 Temasek Avenue #20-01
Centennial Tower
Singapore 039190
Telephone: (65) 6349 7000
Facsimile: (65) 6224 5812
General Manager
R Buchan
First State Investments (Singapore)
3 Temasek Avenue
#20-01 Centennial Tower
Singapore 039190
Telephone: (65) 6538 0008
Facsimile: (65) 6538 0800
Regional Head Asia
L Mann
Vietnam
CBA Representative Office
Suite 202-203A
The Central Building
31 Hai Ba Trung, Hanoi
Telephone: (84 4) 826 9899
Facsimile: (84 4) 824 3961
Bao Minh CMG Life Insurance Co Ltd
Level 3, Saigon Riverside Office Center
2A-4A Ton Duc Thang
District 1, Ho Chi Minh City
Telephone: (84 4) 829 1919
Facsimile: (84 4) 829 3131
General Director
R Carkeet
Americas
United States of America
CBA Branch Office
Level 17, 599 Lexington Avenue
New York NY 10022
Telephone: (1 212) 848 9200
Facsimile: (1 212) 336 7725
General Manager, Head of North America
L C Tuzo
Europe
United Kingdom
CBA Branch Office
Senator House
85 Queen Victoria Street
London EC4V 4HA
Telephone: (44 20) 7710 3999
Facsimile: (44 20) 7710 3939
Regional General Manager Europe & North America
P Orchart
First State Investments (UK) Limited
3rd Floor, 30 Cannon Street
London EC4M 6YQ
Telephone: (44 20) 7332 6500
Facsimile: (44 20) 7332 6501
Edinburgh
23 St Andrew Square
Edinburgh EH2 1BB
Telephone: (44 131) 473 2200
Facsimile: (44 131) 473 2222
Managing Partners
S Paul & A Tulloch
82       Commonwealth Bank of Australia Concise Annual Report 2006

Contact Us
www.commbank.com.au
132 221 General Enquiries
For your everyday banking including paying bills using BPAY our automated service is available 24 hours a day, 365 days a year.
From overseas call +61 132 221. Operator assistance is available 24 hours a day, 365 days a year.
13 2224 Home Loans & Investment Home Loans
To apply for a new home loan/investment home loan or to maintain an existing loan. Available from 8am to 10pm, 365 days a year.
131 431 Personal Loan Sales
To apply for a new personal loan.
Available from 8am to 8pm, Monday to Friday.
131 519 CommSec (Commonwealth Securities)
Available from 8am to 7pm (Sydney Time), Monday to Friday.
CommSec provides the information and tools to make smart investment easy, accessible and affordable for all Australians, by phone or Internet at
www.commsec.com.au
131 709 CommSec Margin Loan
Enables you to expand your portfolio by borrowing against your existing shares and managed funds. To find out more simply call 13 17 09 8am to 5pm (Sydney Time) Monday to Friday or visit www.commsec.com.au.
1800 240 889 Telephone Typewriter Service
A special telephone banking service for our hearing and speech impaired customers. The service covers all the services available on 13 2221. Available from 8am to 8pm, Monday to Friday.
1800 011 217 Lost or Stolen Cards
To report a lost or stolen card 24 hours a day, 365 days a year.
131 998 Business Line
For a full range of business banking solutions.
Available from 8am to 6pm, Monday to Friday.
132 015 Commonwealth Financial Services
For enquires on retirement and superannuation products, or managed investments. Available from 8.30am to 6pm (Sydney Time), Monday to Friday.
Unit prices are available 24 hours a day, 365 days a year.
CommInsure
For all your general insurance needs call 132 423 8am to 8pm (Sydney Time), Monday to Friday – or visit
www.comminsure.com.au
For general claims assistance call 132 420, 24 hours a day, 365 days a year.
For all your life insurance needs call 131 056 8am to 8pm (Sydney Time), Monday to Friday – or visit
www.comminsure.com.au
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You can apply for a home loan, credit card, personal loan, term deposit or a savings account on the internet by visiting our website at www.commbank.com.au available 24 hours a day, 365 days a year.
Do your everyday banking on our internet banking service NetBank at www.commbank.com.au/netbank available 24 hours a day, 365 days a year.
To apply for access to NetBank, call 132 828 between 8am and 8pm (Sydney Time), 7 days a week.
Commonwealth Bank of Australia Concise Annual Report 2006       83

Corporate Directory
Registered Office
Level 7, 48 Martin Place
Sydney NSW 1155
Telephone (02) 9378 2000
Facsimile (02) 9378 3317
Company Secretary
JD Hatton
Shareholder Information
www.commbank.com.au/shareholder
Share Registrar
Link Market Services Limited
Locked Bag A14
SYDNEY SOUTH NSW 1235
Telephone: (02) 8280 7199
Facsimile: (02) 9287 0303
Freecall: 1800 022 440
Internet
www.linkmarketservices.com.au
Email
registrars@linkmarketservices.com.au
Telephone numbers for overseas shareholders
New Zealand
0800 442 845
United Kingdom
0845 769 7502
Fiji
008 002 054
Other International
612 8280 7199
Australian Stock Exchange Listing
CBA
Annual Report
Upon request a copy of the Full Annual Report
will be sent to you free of charge.
Please call 1800 022 440
84       Commonwealth Bank of Australia Concise Annual Report 2006